Exhibit 2.1

EXECUTION VERSION

PURCHASE AND SALE AGREEMENT

by and among

C.I.T. LEASING CORPORATION,

PARK AEROSPACE HOLDINGS LIMITED,

solely for purposes of Sections 5.16 and 5.18,

BOHAI CAPITAL HOLDING CO., LTD.,

solely for purposes of Section 11.17 and the other sections referenced in Section 11.17(c),

AVOLON HOLDINGS LIMITED,

and, solely for purposes of Section 11.18 and the other sections referenced in Section 11.18(c),

CIT GROUP INC.,

Dated as of October 6, 2016

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Schedules

Seller Disclosure Schedule

Purchaser Disclosure Schedule

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PURCHASE AND SALE AGREEMENT

This PURCHASE AND SALE AGREEMENT (this “Agreement”), dated as of October 6, 2016, is by and among C.I.T. Leasing Corporation, a Delaware Corporation (“Seller,”), Park Aerospace Holdings Limited, an exempted company incorporated with limited liability under the laws of the Cayman Islands and wholly-owned subsidiary of Purchaser Direct Parent (“Purchaser”), solely for purposes of Sections 5.16 and 5.18, Bohai Capital Holding Co., Ltd., a limited company under the laws of the People’s Republic of China (“Parent”), solely for purposes of Section 11.17 and the other sections referenced in Section 11.17(c), Avolon Holdings Limited, an exempted company with limited liability under the laws of the Cayman Islands (“Purchaser Direct Parent”), and solely for purposes of Section 11.18 and the other sections referenced in Section 11.18(c), CIT Group Inc., a Delaware Corporation (“Seller Parent”).

RECITALS

WHEREAS, Seller holds all of the issued and outstanding equity interests of C2 Aviation Capital, Inc. (the “Transferred Company”), which along with the other members of the Commercial Air Group, is engaged in the Business;

WHEREAS, Seller desires to sell and transfer, and Purchaser desires to purchase, all of the capital stock or other equity interests of the Transferred Company held by Seller (the “Shares”) for the consideration set forth in Section 2.2, subject to the terms and conditions of this Agreement;

WHEREAS, concurrently with the execution of this Agreement, and as a condition and inducement to Seller’s willingness to enter into this Agreement, HNA Group Co., Ltd. (the “Guarantor”) has duly executed and delivered to Seller a guaranty, dated as of the date of this Agreement, in favor of Seller (the “Guaranty”);

WHEREAS, as an inducement to Seller’s willingness to enter into this Agreement, concurrently with the execution and delivery of this Agreement, certain shareholders of Parent have executed and delivered a voting agreement, dated as of the date hereof (the “Parent Voting Agreement”), pursuant to which and subject to the terms and conditions set forth therein, each such shareholder has agreed, among other things, to vote all shares of Parent held directly or indirectly by it in favor of the authorization and approval of this Agreement, the Ancillary Agreements, and the transactions contemplated herein and therein; and

WHEREAS, the Parties desire to make certain representations, warranties, covenants and agreements in connection with this Agreement.

NOW, THEREFORE, in consideration of the mutual promises hereinafter set forth and other good and valuable consideration, the receipt and adequacy of which are hereby acknowledged, and intending to be legally bound, the Parties hereby agree as follows:

Article I

DEFINITIONS; INTERPRETATION

1.1              Defined Terms. For the purposes of this Agreement, the following terms shall have the following meanings:

“Action” shall mean any written claim, pending litigation or unresolved arbitration or other alternative dispute resolution proceeding.

“Adjusted Net Asset Amount” means as of 11:59 p.m. New York time, on the day immediately preceding the Closing Date, an amount equal to the aggregate value of certain specified assets less the aggregate value of certain specified liabilities as detailed on Exhibit A to this Agreement, in each case of the members of the Commercial Air Group on a combined basis, determined in accordance with GAAP as adjusted in accordance with Exhibit A to this Agreement, and applied in a manner consistent with the Example Adjusted Net Asset Statement.

“Affiliate” shall mean, with respect to any Person, any other Person that directly, or through one or more intermediaries, controls or is controlled by or is under common control with such Person; provided that, from and after the Closing, (i) none of the members of the Commercial Air Group shall be considered an Affiliate of Seller or any of Seller’s Affiliates and (ii) none of Seller or any of Seller’s Affiliates shall be considered an Affiliate of any member of the Commercial Air Group.

“Affiliated Group” means any “affiliated group” within the meaning of Section 1504 of the Code and any analogous combined, consolidated or unitary group of entities under any state, local or foreign Tax Law.

“Ancillary Agreements” shall mean the Parent Voting Agreement, the Guaranty, the Transition Services Agreement, the Escrow Agreement and the Canadian Purchase Agreement.

“Antitrust Law” shall mean the Sherman Act, as amended, the Clayton Act, as amended, the HSR Act, the Federal Trade Commission Act, as amended, and all other applicable Laws (including non-U.S. Laws) issued by a Governmental Entity that are designed or intended to prohibit, restrict or regulate actions or transactions having the purpose or effect of monopolization, restraint of trade, lessening of competition through merger or acquisition, or effectuating foreign investment.

“Assumed Plan” shall mean each Benefit Plan sponsored by a member of the Commercial Air Group or that will be assumed by Purchaser or its Affiliates pursuant to Section 6.3.

“Benefit Plan” shall mean each employee compensation and/or benefit plan, program, policy, agreement or other arrangement, including without limitation any employee welfare plan within the meaning of Section 3(1) of ERISA (whether or not such plan is subject to ERISA), any employee pension benefit plan within the meaning of Section 3(2) of ERISA (whether or not such plan is subject to ERISA), and any other retirement, health, welfare, retiree medical or welfare, supplemental retirement, bonus, cash or equity-based incentive, deferred compensation, vacation, stock purchase, stock option, severance, retention, employment, change of control, transaction or fringe benefit plan, policy, program, arrangement or agreement (other than any “multiemployer plan” within the meaning of Section 4001(a)(3) of ERISA (a “Multiemployer Plan”) or a plan or arrangement required by Law), in each case that is sponsored, maintained or contributed to by Seller or any of its Affiliates for the benefit of the Business Employees.

“Business” shall mean the business as conducted immediately prior to the date hereof by the members of the Commercial Air Group, as described in the “Business” section of the Registration Statement on Form 10 filed by C2 Aviation Capital, Inc. with the SEC on June 30, 2016, as amended prior to the date hereof, of acquiring, managing and leasing aircraft and associated engines and aircraft parts to commercial airlines for commercial use; provided that the “Business” shall not include acquiring, managing or leasing business aircraft or associated engines and aircraft parts or the Seller Joint Ventures.

“Business Day” shall mean any day that is not a Saturday, a Sunday or other day on which commercial banks in the City of New York, New York are required or authorized by Law to be closed.

“Business Employee” shall mean (i) a current employee of Seller and its Affiliates, including an employee on approved leave of absence and (ii) subject to Section 6.1(a)(ii), any individual who as of the Closing Date is on long-term disability but whose last day of active service was with the Business (an “LTD Employee”), in each case, who is listed on Exhibit B to this Agreement, which Exhibit B shall be updated by Seller no later than five (5) Business Days prior to the Closing Date to reflect employees who cease employment and, to the extent permitted under Section 5.4(b)(iv), any new hires, provided that any new hires who are not filling vacancies shall be subject to the prior consent of Purchaser.

“Business Plan” shall mean pages 55, 58 and 66 of the document identified as item 2.6 of the Data Room.

“Canadian Closing” means the acquisition by Purchaser Sub of the issued and outstanding shares of CIT ULC, in accordance with the Canadian Purchase Agreement.

“Canadian Purchase Agreement” means that certain purchase agreement by and between Purchaser Sub and Dutch BV entered into simultaneously herewith and attached hereto as Exhibit F to this Agreement, as it may be amended from time to time, pursuant to which Purchaser Sub has agreed to purchase, and Dutch BV has agreed to sell, all of the issued and outstanding shares of CIT ULC.

“Canadian Purchase Price” means the purchase price for the issued and outstanding shares of CIT ULC set forth in the Canadian Purchase Agreement.

“Canadian Tax Act” means the Income Tax Act (Canada) and the regulations thereunder, as amended.

“Canadian Transaction” means the transactions contemplated by steps 11 through 13 set forth in the Restructuring Plan.

“CFIUS” means the Committee on Foreign Investment in the United States and each member agency thereof acting in such capacity.

“CGFI” means CIT Group Finance (Ireland).

“CIT Marks” shall mean any Marks set forth in Section 1.1(a) of the Seller Disclosure Schedule, the names “CIT” and “Commercial Investment Trust” or any Mark incorporating the words “CIT” or “Commercial Investment Trust,” or any derivation, variation, translation or adaptation thereof, or any Mark confusingly similar thereto or embodying any of the foregoing, whether alone or in combination with any other words, name or Marks, and whether registered or unregistered.

“CITAI” means CIT Aerospace International.

“Code” shall mean the U.S. Internal Revenue Code of 1986, as amended.

“Combined Tax Return” shall mean any affiliated, consolidated, combined, unitary or other group Tax Return that includes at least one member of the Seller Group, on the one hand, and at least one member of the Commercial Air Group, on the other hand.

“Commercial Air Aircraft” shall mean each of the aircraft listed in Section 1.1(b) of the Seller Disclosure Schedule (with the applicable legal and beneficial owner thereof identified in such schedule) together with the engines in respect of such aircraft and the engines in inventory which are listed in Section 1.1(c) of the Seller Disclosure Schedule, in each case as such section of the Seller Disclosure Schedule is amended or supplemented by Seller prior to Closing to account for the acquisition, disposition or other change in the Commercial Air Group’s ownership of aircraft or engines in accordance with Section 5.4 and the Restructuring Plan.

“Commercial Air Group” shall mean the Transferred Company and its Subsidiaries as of the Closing as set forth in Section 1.1(d) of the Seller Disclosure Schedule.

“Commercial Air Group Indebtedness” shall mean all Indebtedness of or related to the Commercial Air Group.

“Commercial Air Group Intellectual Property” shall mean Intellectual Property exclusively used in the operation and conduct of the Business that is (i) owned or purported to be owned by the members of the Commercial Air Group as of the date hereof or (ii) will be owned by the members of the Commercial Air Group as of the Closing Date (including all Intellectual Property listed on Section 3.16(a) of the Seller Disclosure Schedule), in each case whether in development or completed, but shall not include any of the CIT Marks.

“Compliant” shall mean, with respect to the Required Financial Information, that (i) such Required Financial Information does not contain any untrue statement of a material fact with respect to the Transferred Company or omit to state any material fact with respect to the Transferred Company necessary in order to make the statements contained in such Required Financial Information, in the context in which they were made, not materially misleading, and (ii) the financial statements and other financial information included in such Required Financial Information would not be required to be updated under Rule 3-12 of Regulation S-X in order to be sufficiently current on any day during the Marketing Period to permit a registration statement on Form S-1 using such financial statements to be declared effective by the SEC on the last day of such Marketing Period.

“Confidentiality Agreement” shall mean the confidentiality agreement, dated as of May 5, 2016, by and between Seller and Avolon Aerospace Leasing Limited.

“Contract” shall mean any written or oral agreement, contract, obligation or undertaking, excluding any Benefit Plan.

“control” shall mean, as to any Person, the power to direct or cause the direction of the management and policies of such Person, whether through the ownership of voting securities, by contract or otherwise (and the terms “controlled by” and “under common control with” shall have correlative meanings).

“Data Room” means each of the documents and other information relating to the Commercial Air Group made available by the Seller in the virtual data room provided by the Seller and hosted by Intralinks which contents will be provided to the Purchaser promptly following the date of this Agreement on a USB drive.

“Debt Financing Sources” shall mean the Persons who have committed to provide or arrange, or have otherwise entered into agreements in connection with, the Debt Financing or any Alternative Financing, including the parties to any joinder agreements or credit agreements entered into pursuant thereto or relating thereto, together with their respective Affiliates, officers, directors, employees, managers and representatives involved in the Debt Financing, and their respective successors and permitted assigns.

“Dutch BV” means CIT Transportation Holdings B.V., an indirect wholly-owned subsidiary of Seller.

“Dutch BV Deliverables” means the deliverables required to be delivered by Dutch BV at the Canadian Closing pursuant to the Canadian Purchase Agreement.

“Dutch Withholding Taxes” shall mean any and all withholding Tax resulting from, arising out of, related to or caused by any actual or constructive, deemed or effective, direct or indirect distribution by Dutch BV of or relating to the Canadian Purchase Price.

“Environmental Laws” shall mean any applicable Law relating to (a) releases or threatened releases of Hazardous Material; (b) pollution or protection of public or employee health, the environment or natural resources; or (c) the manufacture, handling, transport, use, treatment, storage or disposal of Hazardous Material.

“ERISA” shall mean the Employee Retirement Income Security Act of 1974, as amended.

“Escrow Amount” shall mean (i) at any time prior to the Subsequent Deposit Date, $500,000,000 and (ii) as of or at any time following the Subsequent Deposit Date, $600,000,000.

“Example Adjusted Net Asset Statement” means the illustrative calculation of the Adjusted Net Asset Amount as of 11:59 p.m. New York time on June 30, 2016, as set forth in Exhibit A to this Agreement.

“Exchange Act” shall mean the U.S. Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder.

“Excluded Businesses” shall mean all of the former, present or future businesses of Seller and its Subsidiaries (including but not limited to, the Seller Joint Ventures), other than the Business.

“GAAP” shall mean generally accepted accounting principles in the United States, applied consistently throughout the periods involved and in accordance with the policies and procedures of Seller and the Commercial Air Group.

“Governmental Entity” shall mean any foreign, domestic, federal, territorial, state, provincial or local governmental entity, quasi-governmental entity, court, tribunal, judicial or arbitral body, commission, board, bureau, agency, instrumentality, or any regulatory, administrative or other department, agency, or any political or other subdivision, department or branch of any of the foregoing.

“Hazardous Material” shall mean any material, substance or waste defined, classified or otherwise characterized as “hazardous,” “toxic” or “radioactive” or as a “pollutant” or “contaminant” under any Environmental Law, including asbestos, polychlorinated biphenyls or petroleum and petroleum derivatives.

“HSR Act” shall mean the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the rules and regulations promulgated thereunder.

“Income Tax” shall mean any federal, state, provincial, local or foreign Tax based upon or measured by net income of the relevant one or more members of the Commercial Air Group or members of the Seller Group.

“Indebtedness” of any Person shall mean, without duplication, (a) the principal of and accrued and unpaid interest in respect of (i) indebtedness of such Person for money borrowed and (ii) indebtedness evidenced by notes, debentures, bonds or other similar instruments the payment of which such Person is responsible or liable; (b) all obligations of such Person issued or assumed as the deferred purchase price of property, other than property acquired in the ordinary course of business, all conditional sale obligations of such Person and all obligations of such Person under any title retention agreement (but excluding trade accounts payable and other accrued current liabilities); and (c) all obligations of the type referred to in clauses (a) and (b) of any Persons the payment of which such Person is responsible or liable, directly or indirectly, as obligor, guarantor, surety or otherwise.

“Intellectual Property” shall mean rights, title and interest arising under the laws of the United States or any other jurisdiction in the following: (i) all patents and applications therefor, including all continuations, divisionals, and continuations-in-part thereof and patents issuing thereon, along with all reissues, reexaminations, and extensions thereof (collectively, “Patents”);

(ii) all trademarks, service marks, trade names, service names, brand names, trade dress rights, logos, corporate names, trade styles, and other source or business identifiers of a like nature, together with the goodwill associated with any of the foregoing, along with all applications, registrations, renewals and extensions thereof (collectively, “Marks”); (iii) all Internet domain names; (iv) all copyrights (including in Software) and all database and design rights, whether or not registered or published, all registrations and recordations thereof and all applications in connection therewith, along with all reversions, extensions and renewals thereof (collectively, “Copyrights”); and (v) trade secrets (“Trade Secrets”).

“Interest Rate” shall mean a rate per annum equal to the one (1)-month LIBOR (as published by the British Bankers Association, or, if not published therein, in another authoritative source selected by Seller and Purchaser) on the date such payment was required to be made (or if no quotation for one (1)-month LIBOR is available for such date, on the next preceding date for which such quotation is available), plus 500 basis points.

“Irish Servicing Agreement” shall mean the Servicing Agreement among TC-CIT Aviation Ireland Limited, Seller, CITAI and certain entities thereafter becoming parties thereto, dated as of October 21, 2014.

“IRS” shall mean the U.S. Internal Revenue Service.

“IT Systems” means the computer systems, Software, servers, hardware, network equipment, websites, and other information technology systems that are used to process, store, maintain and operate data, information, and functions used in connection with the Business, whether owned, leased or licensed by any member of the Commercial Air Group.

“JV Shares” shall mean the shares of TC – CIT Aviation Ireland Ltd. and the shares of TC – CIT Aviation U.S., Inc. owned by Seller as of the date hereof.

“Knittel Employment Agreement” shall mean the Employment Agreement, dated as of July 5, 2016, between CIT Aerospace LLC and C. Jeffrey Knittel.

“Knowledge of Purchaser” shall mean the actual knowledge of the Persons listed on Section 1.1(a) of the Purchaser Disclosure Schedule, after reasonable inquiry.

“Knowledge of Seller” shall mean the actual knowledge of the Persons listed on Section 1.1(e) of the Seller Disclosure Schedule, after reasonable inquiry.

“Law” shall mean any federal, state, provincial, local or foreign law, statute, regulation, ordinance, rule, judgment, order, decree, award, approval, concession, grant, franchise, directive, guideline, policy, requirement, or other governmental restriction or any similar form of decision or approval of, or determination by, or any interpretation or administration of any of the foregoing by, any Governmental Entity in effect as of the applicable time.

“Lease Document” means (i) the operating lease pertaining to the leasing of any Commercial Air Aircraft between any member of the Commercial Air Group and any third party; (ii) any guarantees in respect of the obligations of any such third party under any such lease; (iii) any OPERA/ELLPRA, FHA Consent, VSecure or other similar type of agreements with respect to, inter alia, any Commercial Air Aircraft; and (iv) any material amendments, material supplements, novations, assignments or transfers in relation to any of the foregoing.

“Liability” shall mean all indebtedness, obligations and other liabilities (or claims or contingencies that have not yet become liabilities), whether absolute, accrued, matured, contingent (or based upon any contingency), known or unknown, fixed or otherwise, or whether due or to become due, including any fines, penalties, damages, judgments, awards or settlements in respect of any judicial, administrative or arbitration proceedings or other Actions, or any damages, losses, assessments, deficiencies, claims or demands with respect to any applicable Law.

“Liens” shall mean all liens, hypothecs, pledges, charges, claims, security interests, purchase agreements, options, and restrictions on transfer or other encumbrances.

“Losses” shall mean all losses, costs, interest, charges, expenses (including reasonable attorneys’ fees), obligations, liabilities, settlement payments, awards, judgments, fines, penalties, damages, assessments or deficiencies.

“Managers” shall mean the natural persons who are employed as managers, with the title of at least “Senior Vice President,” of the Commercial Air Group.

“Marketing Period” shall mean the first period of 15 consecutive Business Days throughout and at the end of which Purchaser shall have the Required Financial Information and such Required Financial Information shall be Compliant; provided that (i) such period shall commence no earlier than the earlier of (x) January 23, 2017 (which day shall be automatically extended on a day-by-day basis for each day (without duplication) after January 20, 2017 that either (A) the Audited Interim Financial Statements (or the 2016 Audited Financial Statements) have not been delivered to Purchaser or (B) the Restructuring Phase I Completion Date has not occurred, and (y) the first date that the conditions set forth in Section 8.1 shall be satisfied and nothing has occurred and no condition exists that would cause any of the conditions set forth in Section 8.2 (other than conditions that by their nature cannot be satisfied until the Closing) to fail to be satisfied assuming the Closing Date were to be scheduled for any time during such 15 consecutive Business Day period, (ii) neither November 25, 2016 nor July 3, 2017 shall be deemed a Business Day for purposes of calculating such period (it being understood that if such day occurs after the commencement of such period, it shall be disregarded for purposes of calculating the consecutive Business Days constituting such period), (iii) if such period has not ended prior to December 19, 2016, then it will not commence until January 3, 2017 and (iv) if such period has not ended prior to August 19, 2017, then it will not commence until September 5, 2017. Notwithstanding anything in this definition to the contrary, the Marketing Period shall not commence or be deemed to have commenced if, following the delivery of the Required Financial Information but prior to the completion of such 15 consecutive Business Day period: (A) Seller has publicly announced its intention to, or determines that it must, restate any historical financial statements or other financial information included in the Required Financial Information, in which case, the Marketing Period shall not commence unless and until such restatement has been completed and the applicable Required Financial Information has been amended and updated; (B) the Transferred Company’s independent accountants shall have withdrawn any audit opinion with respect to any financial statements contained in the Required

Financial Information, in which case the Marketing Period shall not be deemed to commence unless and until a new unqualified audit opinion is issued with respect to such financial statements for the applicable periods by the Transferred Company’s independent accountants or another independent accounting firm of national reputation; or (C) any such Required Financial Information would not be Compliant at any time during such 15 consecutive Business Day period (it being understood that if any Required Financial Information provided at the commencement of the Marketing Period ceases to be Compliant during such 15 consecutive Business Day period, then the Marketing Period shall be deemed not to have commenced until such Required Financial Information is Compliant); provided, further that if Seller shall in good faith reasonably believe it has provided the Required Financial Information, it may deliver to Buyer a written notice to that effect (stating when it believes it completed such delivery), in which case Seller shall be deemed to have complied with the foregoing requirements and the Marketing Period shall be deemed to have commenced on the date of delivery of such notice unless Buyer in good faith reasonably believes Seller has not completed the delivery of the Required Financial Information and that the Marketing Period has not commenced and, within three (3) Business Days after the delivery of such notice by Seller, delivers a written notice to Seller to that effect (stating with reasonable specificity which Required Financial Information Seller has not delivered).

“Material Adverse Effect” shall mean an event, development, change or effect that, individually or in the aggregate, has or would reasonably be expected to have a material adverse effect on the members of the Commercial Air Group or their financial condition or results of operations, taken as a whole; provided, however, that no event, development, change or effect resulting from or arising out of any of the following shall be deemed to constitute, or shall be taken into account in determining whether there has been, a “Material Adverse Effect”: (i) changes in global or national economic, monetary or financial conditions, including changes in prevailing interest rates, credit markets or financial market conditions, (ii) events, developments, changes, effects or trends in the industry in which the members of the Commercial Air Group operate, (iii) changes in global or national political conditions, including the outbreak or escalation of war or acts of terrorism, (iv) earthquakes, hurricanes, tsunamis, typhoons, lightning, hailstorms, blizzards, tornadoes, droughts, floods, cyclones, arctic frosts, mudslides, wildfires and other natural disasters, pandemics, weather conditions, outbreaks of disease and other force majeure events, (v) changes in applicable Law or the interpretation thereof or changes in GAAP or other applicable accounting principles, or the interpretation thereof, (vi) any failure by the members of the Commercial Air Group to meet any internal or published industry analyst projections or forecasts or estimates of revenue or earnings for any period (it being understood that the facts and circumstances giving rise to such failure that are not otherwise excluded from the definition of Material Adverse Effect may be taken into account in determining whether there is or has been a Material Adverse Effect), (vii) the execution, announcement or pendency of this Agreement or the Ancillary Agreements or the transactions contemplated hereby or thereby or the identity of Purchaser or any of its Affiliates as the acquiror of the Business, including impacts on relationships with customers, suppliers, employees, business partners, labor organizations or governmental entities, (viii) any action or omission required by this Agreement or taken with the prior written consent or at the request of the other Party or any of its Affiliates, or (ix) any matter disclosed on the Seller Disclosure Schedule, the applicability of which to this definition is reasonably apparent; provided that adverse effects resulting from the matters described in clauses (i) through (v) may be taken into account in determining whether there is or has been a Material Adverse Effect only to the extent that they have a disproportionate effect on the members of the Commercial Air Group, taken as a whole, relative to other similarly situated participants in the industry in which they primarily operate.

“Non-U.S. Assumed Plan” means any Assumed Plan that is maintained primarily for the benefit of Business Employees based outside of the United States.

“OEM” means any original equipment manufacturer of aircraft or aircraft engines.

“OEM Contract” means each of the documents listed in Section 1.1(f) of the Seller Disclosure Schedule.

“Order” shall mean any outstanding order, judgment, writ, injunction, stipulation, award or decree.

“Owner” means, in respect of any Commercial Air Aircraft, the entity listed as legal owner or beneficial owner (as the case may be) in Section 1.1(b) of the Seller Disclosure Schedule, as amended or supplemented by Seller prior to Closing to account for the acquisition, disposition or other change in ownership of Commercial Air Aircraft in accordance with Section 5.4 and the Restructuring Plan.

“Parent Shareholder Approval” means the approval and authorization of this Agreement, the Ancillary Agreements and the transactions contemplated herein and therein at the Parent Shareholder Meeting by the affirmative vote of two thirds of the common shares of Parent present and voting at the Parent Shareholder Meeting.

“Parent Shareholder Meeting” means the meeting of Parent’s shareholder to be held to seek the Parent Shareholder Approval.

“Parent Shareholder Notice” means the notice, together with any shareholder circular to be provided to the shareholders of Parent notifying them of the Parent Shareholder Meeting.

“Party” or “Parties” means individually or collectively as the case may be, Purchaser, Seller, and, as such term is used in Section 11.1 (Interpretation; Absence of Presumption), Section 11.3 (Governing Law; Jurisdiction and Forum; Waiver of Jury Trial; Arbitration), Section 11.9 (Notices), Section 11.10 (Successors and Assigns), Section 11.11 (Amendments and Waivers), Section 11.12 (Severability), Section 11.16 (Non-Recourse), Section 11.17 (Purchaser Direct Parent Guarantee), and Section 11.18 (Seller Parent Guarantee) only, Purchaser Direct Parent and Seller Parent.

“Permits” shall mean all licenses, permits, franchises, approvals, registrations, authorizations, consents or orders of, any Governmental Entity.

“Permitted Liens” shall mean the following Liens: (a) Liens disclosed or reflected on the Financial Statements; (b) Liens for Taxes, assessments or other governmental charges or levies that are not yet due or payable or that are being contested by appropriate proceedings or that may thereafter be paid without penalty and are accrued or reflected in the Financial Statements; (c) statutory Liens of landlords and Liens of carriers, warehousemen, mechanics, materialmen, workmen, repairmen and other Liens imposed by applicable Law and on a basis consistent with past practice or in the ordinary course of business of the Business or the Commercial Air Group; (d) Liens incurred or deposits made in the ordinary course of business of the Business or the Commercial Air Group in connection with workers’ compensation, unemployment insurance or other types of social security; (e) Liens incurred in the ordinary course of business of the Business or the Commercial Air Group securing obligations or liabilities that are not material to the Commercial Air Group or the Shares; (f) defects or imperfections of title, easements, declarations, covenants, rights-of-way, restrictions and other charges, instruments or encumbrances that do not materially affect to the use of real estate as used by the Business as of the date hereof; (g) zoning ordinances, variances, conditional use permits and similar regulations, permits, approvals and conditions; (h) non-exclusive licenses of Intellectual Property granted in the ordinary course of business or pursuant to this Agreement or any Ancillary Agreement, copies of which have been provided to Purchaser in the Data Room; (i) Liens not created by Seller or any of its Subsidiaries that affect the underlying fee interest of any leased real property, including master leases or ground leases and any set of facts that an accurate up-to-date survey would show do not materially interfere with the ordinary conduct of the Business as it is conducted on the date hereof; and (j) with respect to any aircraft, airframe, aircraft engine, aircraft part or aircraft-related equipment (any of the foregoing, “Aircraft Equipment”): (i) the rights conferred by the applicable operating lease agreement or purchase or sale agreement (including, in each case, the ancillary documents thereto), (ii) Liens granted by members of the Commercial Air Group to third parties from whom financing of any Aircraft Equipment has been obtained (“Aircraft Financing Liens”); provided that at and after Closing this clause (ii) shall be restricted to such liens which are solely as security for such of the Specified Indebtedness as is assigned or transferred to, or otherwise assumed by, Purchaser or an Affiliate of Purchaser as of Closing pursuant to Section 5.19, (iii) “permitted liens” (or any other phrase with substantially similar meaning) under the terms of the applicable lease agreement and the ancillary documents thereto, except for “lessor liens” (or any phrase with substantially similar meaning) under the terms of the applicable lease agreement, other than Aircraft Financing Liens, (iv) Liens for which the applicable lessee is responsible or for which the applicable lessee is to indemnify the lessor under the terms of the applicable lease agreement and the ancillary documents thereto, (v) Liens which do not materially detract from the value of or materially interfere with the use, in substantially the manner used prior to the date of this Agreement, of such Aircraft Equipment, (vi) Liens created by, or resulting from the actions or omissions of, lessees or third parties during the term of a lease agreement or thereafter but prior to repossession of the relevant Aircraft Equipment by the applicable member of the Commercial Air Group, or (vii) Liens securing any obligations incurred by any lessee.

“Person” shall mean an individual, partnership (general or limited), corporation, limited liability company, unlimited liability company, joint venture, association or other form of business organization (whether or not regarded as a legal entity under applicable Law), trust or other entity or organization, including a Governmental Entity.

“Personal Information” means information that identifies or allows identification of an individual, including name, physical address, telephone number, email address, financial account number or government-issued identifier (including Social Security number and driver’s license number) or date of birth. Personal Information may relate to any individual, including a current, prospective or former customer or employee of any Person.  Personal Information includes the foregoing information in any form, including paper, electronic and other forms.

“Pre-Closing Period” shall mean any taxable period ending on or prior to the Closing Date and, in the case of any Straddle Period, the portion of such period ending on and including the Closing Date.

“Privacy Laws” shall mean all applicable Laws (including in the U.S., Canada, United Kingdom and Ireland) governing the receipt, collection, compilation, use, storage, processing, sharing, safeguarding, security, disposal, destruction, disclosure or transfer of Personal Information, and all such applicable Laws governing breach notification, penalties and compliance with orders pertaining thereto.

“Purchaser Restructuring Taxes” shall mean (a) fifty percent (50%) of any Shared Restructuring Taxes, (b) any Shared Restructuring Taxes that would not have been imposed but for Purchaser’s failure to effect step 12 or 13 of the Restructuring Plan and (c) seventy-five percent (75%) of any Dutch Withholding Taxes.

“Purchaser Sub” means 1995370 Alberta Inc., a wholly-owned subsidiary of Purchaser.

“Purchaser Sub Deliverables” means the deliverables required to be delivered by Purchaser Sub at the Canadian Closing pursuant to the Canadian Purchase Agreement.

“Restructuring Plan” shall mean the internal restructuring transactions listed in Exhibit C to this Agreement, as it may be amended from time to time solely with the prior written consent of the Purchaser in accordance with Section 5.15.

“Retained Liabilities” shall mean, except in each case as otherwise expressly provided in this Agreement, (i) any and all Liabilities to the extent that they arise out of or relate to the Excluded Businesses, whether arising prior to or after the Closing Date and (ii) any and all Liabilities in respect of the Actions set forth on Section 1.1(g) of the Seller Disclosure Schedule.

“SEC” shall mean the U.S. Securities and Exchange Commission.

“Section 721” means Section 721 of the Defense Production Act of 1950, as amended and codified at 50 U.S.C. § 4565.

“Securities Act” shall mean the U.S. Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder.

“Seller Group” shall mean Seller and its Subsidiaries and Affiliates (other than any member of the Commercial Air Group).

“Seller Joint Ventures” shall mean TC – CIT Aviation Ireland Ltd. and TC – CIT Aviation U.S., Inc.

“Seller Restructuring Taxes” shall mean (a) (i) any Taxes, including Transfer Taxes, imposed on any member of the Seller Group or Commercial Air Group as a result of or relating to the Restructuring Plan, (ii) expenses for defending any action, suit, audit, proceeding, investigation, claim or other action arising from or relating to the Restructuring Plan, and (iii) any Taxes or similar charges imposed at Closing due to the claw back or disallowance of any relief, exemption, credit or other similar provision previously claimed or availed of (whether automatically or by election) in respect of any reorganization, restructuring, transfer of a business or trade or other similar transaction prior to Closing, in each case other than Taxes relating to the Canadian Transaction or (y) any Dutch Withholding Taxes, plus (b) fifty percent (50%) of any Shared Restructuring Taxes, plus (c) twenty-five (25%) of any Dutch Withholding Taxes; provided that Seller Restructuring Taxes shall not include any Purchaser Restructuring Taxes described in clause (b) of the definition thereof. For the avoidance of doubt, Seller shall pay, when due, and be responsible for, any and all applicable transfer taxes or any Taxes or similar charge imposed due to the claw back (including any stamp duty claw back arising due to any transfer of CGFI or CITAI prior to Closing) or disallowance of any relief, exemption, credit or other similar provision previously claimed or availed of (whether automatically or by election) in each case in respect of any re-organization, restructuring, transfer of a business or trade or other similar transaction prior to Closing (other than the Canadian Transaction or any actual or constructive, deemed or effective, direct or indirect distribution by Dutch BV).

“Shared Restructuring Taxes” shall mean (a) any Taxes, including Transfer Taxes, imposed on any member of the Seller Group or Commercial Air Group, and any expenses for defending any action, suit, audit, proceeding, investigation, claim or other action, in each case as a result of the Canadian Transaction (including all the steps described in the Restructuring Plan necessary to effectuate the Canadian Transaction) and (b) any Taxes or similar charges imposed at Closing due to the claw back or disallowance of any relief, exemption, credit or other similar provision previously claimed or availed of (whether automatically or by election) in respect of the Canadian Transaction (including all the related steps of the Restructuring Plan necessary to effectuate the Canadian Transaction), in each case other than any Dutch Withholding Taxes.

“Software” shall mean any and all (i) computer programs, including any and all software implementations of algorithms, models and methodologies, whether in source code or object code; (ii) databases and compilations, including any and all data and collections of data related to such programs, whether machine readable or otherwise; (iii) screens, user interfaces, report formats, firmware, development tools, templates, menus, buttons and icons; and (iv) all documentation, including user manuals and other training documentation related to any of the foregoing, but excluding commercially available “off-the-shelf” or “shrink-wrap” software;

“Straddle Period” shall mean any taxable period that begins on or before the Closing Date and ends after the Closing Date.

“Subsidiary” shall mean, with respect to any Person, any corporation, entity or other organization whether incorporated or unincorporated, of which (a) such first Person directly or indirectly owns or controls at least a majority of the securities or other interests having by their terms ordinary voting power to elect a majority of the board of directors or others performing similar functions or (b) such first Person is a general partner or managing member.

“SZSE” shall mean the Shenzhen Stock Exchange.

“SZSE Approval” shall mean clearance from the SZSE with respect to the Parent Shareholder Notice.

“Target Separate Tax Return” shall mean any Tax Return of any member of the Commercial Air Group that does not include any member of the Seller Group.

“Tax” shall mean any tax of any kind, including any federal, state, provincial, local or foreign income, corporate, profits, license, severance, occupation, windfall profits, capital gains, capital stock, transfer, registration, social security (or similar), production, franchise, gross receipts, payroll, sales, employment, use, property, relevant contracts tax (or similar) excise, value added, estimated, stamp, alternative or add-on minimum, environmental or withholding tax, and any other tax, duty, impost, charge, withholding or assessment imposed by any Governmental Entity, together with all interest, surcharge and penalties imposed with respect to such amounts.

“Tax Asset” shall mean any Tax Item that could reduce a Tax, including a net operating loss, net capital loss, general business credit, foreign Tax credit, charitable deduction or credit related to alternative minimum Tax or other Tax credit.

“Tax Benefit” shall mean the Tax effect of any Tax Item which decreases Taxes paid or payable or increases Tax basis, including any interest with respect thereto or interest that would have been payable but for such item. For purposes of determining the amount and timing of any Tax Benefit, the recipient of the Tax Benefit shall be deemed to pay Tax at the highest marginal rates in effect in the year such Tax Benefit is realized or utilized, shall be deemed to realize or utilize any Tax Benefit in the first taxable year that such Tax Benefit may be realized or utilized under applicable Law and shall be deemed to have no Tax Assets other than those giving rise to such Tax Benefit.

“Tax Claim” shall mean any claim with respect to Taxes made by any taxing authority that, if pursued successfully, would reasonably be expected to serve as the basis for a claim for indemnification under Article VII.

“Tax Item” shall mean any item of income, gain, loss, deduction, credit, recapture of credit or any other item which increases or decreases Taxes paid or payable, including an adjustment under Section 481 of the Code (or any similar provision of state, local or foreign Law) resulting from a change in accounting method.

“Tax Proceeding” shall mean any audit, examination, contest, litigation or other proceeding with or against any taxing authority.

“Tax Return” shall mean any return, declaration, report, claim for refund or information return or statement required to be filed with any taxing authority relating to Taxes and any amendment thereof.

“Transfer Tax” shall mean any sales, use, transfer, gains, documentary, stamp, value added, real property transfer or gains, withholding or other similar Taxes and related notary and other fees imposed on or payable in connection with the transactions effectuated (or deemed effectuated) pursuant to this Agreement (or the Ancillary Agreements) or the entering into this

Agreement (or the Ancillary Agreements), including, for the absence of doubt, any withholding Taxes arising as a result of any deemed or effective, direct or indirect, transfer of the capital stock of any member of the Commercial Air Group as a result of the transactions contemplated hereby.

“Transition Services Agreement” shall mean that certain Transition Services Agreement by and between Seller and the members of the Commercial Air Group entered into simultaneously herewith, and attached hereto as Exhibit D.

“U.S. Assumed Plan” means any Assumed Plan that is maintained primarily for the benefit of Business Employees based in the United States.

“WARN” means, collectively, the Worker Adjustment and Retraining Notification Act of 1988 and any applicable state or local equivalent.

1.2              Other Definitions. The following terms shall have the meanings defined in the Section indicated:

2016 Audited Financial Statements	Section 5.17(b)
Accounting Firm	Section 2.9(b)
Act	Section 3.21(b)(iii)
Agreement	Preamble
AICPA	Section 5.13(d)(iii)
Aircraft Equipment	Section 1.1
Aircraft Financing Liens	Section 1.1
Allocation	Section 2.9(b)
Alternative Financing	Section 5.13(c)
Audited Interim Financial Statements	Section 5.17(a)
C2 Form 10	Section 3.5(a)
C2 Shares Purchase Price	Section 2.2
C2 Shares Sale	Section 2.1
Canadian Sale	Section 2.1
CanAmalCo	Section 5.24
Cap	Section 10.2(b)(iv)
Certificate	Section 5.16(b)
CIT LLC	Section 7.6(c)
CIT ULC	Section 7.6(c)
Closing	Section 2.1
Closing Adjusted Net Asset Statement	Section 2.5(a)
Closing Date	Section 2.3(a)
Continuation Period	Section 6.1(b)
Controlled Specified Shareholder	Section 5.22
Copyrights	Section 1.1
days	Section 11.1(b)
De Minimis Amount	Section 10.2(b)(ii)
Debt Commitment Letter	Section 4.4(a)
Debt Financing	Section 4.4(a)

Deductible	Section 10.2(b)(iii)
Definitive Agreements	Section 5.13(a)
Delaware Courts	Section 11.3(b)(i)
Dispute	Section 11.3(c)
DOJ	Section 5.3(a)
DRAA	Section 11.3(c)
Draft Allocation	Section 2.9(b)
Dutch Tax Ruling	Section 7.10
ECA Repayment	Section 5.15(b)
Environmental Permits	Section 3.14(a)(ii)
Escrow Agent	Section 2.8
Escrow Agreement	Section 2.8
Estimated Adjusted Net Asset Amount	Section 2.4(a)
Estimated Adjusted Net Asset Statement	Section 2.4(a)
FCPA	Section 3.21(b)(iii)
Fee Letters	Section 4.4(b)
Final Adjusted Net Asset Amount	Section 2.6(c)
Final Closing Adjusted Net Asset Statement	Section 2.6(c)
Financial Statements	Section 3.5(a)
Financing Uses	Section 4.4(d)
FTC	Section 5.3(a)
Governmental Approvals	Section 5.3(a)
Guarantor	Recitals
Guaranty	Recitals
Indemnified Guarantees	Section 5.8(a)
Indemnified Party	Section 10.4(a)
Indemnifying Party	Section 10.4(a)
Independent Accounting Firm	Section 2.6(c)
Insurance Arrangements	Section 5.9
Interim Financial Statements	Section 3.5(a)
Leased Real Property	Section 3.12(b)
Lenders	Section 4.4(a)
LTD Employee	Section 1.1
Marks	Section 1.1
Material Contracts	Section 3.15(a)
Multiemployer Plan	Section 1.1
New Plans	Section 6.1(c)
Objection Notice	Section 2.6(a)
Old Plans	Section 6.1(c)
Outside Date	Section 9.1(b)(i)
Parent	Preamble
Parent Voting Agreement	Recitals
Patents	Section 1.1
Phase-out Period	Section 5.14(b)
Policies	Section 5.9
Post-Closing Adjustment	Section 2.7

Pre-Closing Date Event	Section 5.9
Premium	Section 2.2
Prohibited Investments	Section 5.22(a)
Purchase Price	Section 2.2
Purchaser	Preamble
Purchaser Direct Parent	Preamble
Purchaser Direct Parent Guaranteed Obligations	Section 11.17(a)
Purchaser Disclosure Schedule	Article IV
Purchaser Indemnified Parties	Section 10.2(a)
Purchaser Related Parties	Section 9.4(c)
Purchaser Tax Indemnified Parties	Section 7.1
Purchaser Tax Return	Section 7.3(b)
Purchaser’s Allocation Notice	Section 2.9(b)
Real Property Leases	Section 3.12(b)
Representatives	Section 5.1(a)
Required Financial Information	Section 5.13(d)(vii)
Resolution Period	Section 2.6(b)
Restricted Business	Section 5.12(f)
Restricted Party	Section 5.12(f)
Restructuring Phase I Completion Date	Section 5.15(a)
Reverse Termination Fee	Section 9.4(a)
Review Period	Section 2.5(b)
Rules	Section 11.3(c)
Sale	Section 2.1
Seller	Preamble
Seller Disclosure Schedule	Article III
Seller Indemnified Parties	Section 10.3(a)
Seller Indemnitees	Section 5.8(a)
Seller Insurance Policies	Section 5.9
Seller Parent	Preamble
Seller Parent Guaranteed Obligations	Section 11.18(a)
Seller Reimbursable Expenses	Section 11.8
Seller Tax Indemnified Parties	Section 7.2
Shares	Recitals
Solvent	Section 4.5
Specified Indebtedness	Section 5.19
Specified Indebtedness Consents	Section 5.19
Specified Termination	Section 9.4(a)
Subsequent Deposit	Section 2.8
Subsequent Deposit Date	Section 2.8
Third Party Claim	Section 10.4(a)
Trade Secrets	Section 1.1
Transaction Tax Treatment	Section 2.9(a)
Transferred Company	Recitals
Transferred Employee	Section 6.1(a)
Tribunal	Section 11.3(c)(i)

Article II

THE SALE AND PURCHASE

2.1              Sale and Purchase of Shares. Upon the terms and subject to the conditions set forth in this Agreement, in respect of the closing of the transactions contemplated by this Agreement (the “Closing”), (a) on the Canadian Closing at the time described in Section 2.3(b)(ii), Seller shall cause Dutch BV to transfer, convey, assign and deliver to Purchaser Sub, and Purchaser shall cause Purchaser Sub to purchase and acquire from Dutch BV, all of Dutch BV’s right, title and interest in and to the shares of CIT ULC held by it, pursuant to the Canadian Purchase Agreement (the “Canadian Sale”); and (b) after the Canadian Closing at the time described in Section 2.3(b)(v), Seller shall transfer, convey, assign and deliver to Purchaser, and Purchaser shall purchase and acquire from Seller, all of Seller’s right, title and interest in and to the Shares (the “C2 Shares Sale” and, together with the Canadian Sale, the “Sale”).

2.2              Purchase Price. In consideration for the shares of CIT ULC, at the Canadian Closing, Purchaser shall cause Purchaser Sub to pay to Dutch BV the Canadian Purchase Price in immediately available funds. After the Canadian Closing at the time described in Section 2.3(b)(v), in consideration for the Shares, Purchaser shall pay to Seller an aggregate amount in cash in immediately available funds equal to (x) an amount equal to $627,491,703 (the “Premium”), plus (y) the Estimated Adjusted Net Asset Amount, less (z) the Canadian Purchase Price (the “C2 Shares Purchase Price”, together with the Canadian Purchase Price, the “Purchase Price,” which shall be increased or decreased as a result of the Post-Closing Adjustment, if any, pursuant to Section 2.4 through Section 2.7).

2.3              Closing.

(a)               The Closing shall take place at the offices of Wachtell, Lipton, Rosen & Katz, 51 West 52nd Street, New York, New York 10019, at 10:00 a.m., New York time, on the earlier of (i) the date that is the first calendar day of the month (provided the Estimated Adjusted Net Asset Statement has been delivered to Purchaser no less than three (3) Business Days prior to such date) and (ii) the fifth (5th) Business Day after the date in which all of the conditions set forth in Article VIII (other than those conditions that by their nature can only be satisfied or waived at the Closing, but subject to the satisfaction or waiver of those conditions at that time) are satisfied or waived or at such other place, time or date as may be mutually agreed upon in writing by Seller and Purchaser (the “Closing Date”), and the Closing shall be effective at 12:01 a.m. New York time, on the Closing Date; provided, however, that, notwithstanding the satisfaction or waiver of the conditions set forth in Article VIII, if both (X) neither the Debt Financing nor any Alternative Financing has been consummated and (Y) the Marketing Period has not ended at least five (5) Business Days prior to the date of the satisfaction or waiver of such conditions, the Closing shall occur instead on the earlier to occur of (A) a Business Day during the Marketing Period specified by Purchaser on no less than five (5) Business Days’ written notice to Seller and (B) five (5) Business Days after the final day of the Marketing Period (subject in each case to the satisfaction or waiver of the conditions set forth in Article VIII (other than those conditions that by their nature can only be satisfied or waived at the Closing, but subject to the satisfaction or waiver of those conditions at that time) as of the date determined pursuant to this proviso), or such other date, time, or place as agreed to in writing by Seller and Purchaser.

(b)               At the Closing:

(i)                 Immediately in advance of the Canadian Closing Purchaser shall refinance the intercompany debt set forth in step 10 of the Restructuring Plan;

(ii)              In respect of the Canadian Closing:

(A)             Seller shall cause Dutch BV to deliver the Dutch BV Deliverables; and

(B)              Purchaser shall cause Purchaser Sub to deliver the Purchaser Sub Deliverables, including without limitation the Canadian Purchase Price.

(iii)            Immediately in advance of the Canadian Closing, and prior to the deliveries of Purchaser and Seller in clause (iv) and clause (v) below, Purchaser shall refinance the intercompany debt set forth in step 14 of the Restructuring Plan.

(iv)             Immediately following the Canadian Closing and the completion of step 14 of the Restructuring Plan, and the completion of the transaction in clause (iii), Seller shall:

(A)             deliver to Purchaser evidence of the transfer, conveyance and assignment of the Shares in a form mutually acceptable to Seller and Purchaser;

(B)              deliver to Purchaser the certificate required to be delivered pursuant to Section 8.2(c);

(C)              deliver to Purchaser a duly executed certificate of non-foreign status substantially in the form of the sample certification set forth in Treasury Regulations Section
1.1445-2(b)(2)(iv)(B);

(D)             deliver evidence of the resignation or removal, effective as of the Closing, of all managers, directors and officers of the Commercial Air Group (other than those designated by Purchaser to Seller prior to the Closing Date); and

(E)              deliver customary documents evidencing the repayment in full (and termination, discharge and release of any related liens and security interests, and including the return of any possessory collateral) of all Commercial Air Group Indebtedness other than any Indebtedness assumed pursuant to Section 5.19;

(v)               Immediately following the Canadian Closing and the completion of step 14 of the Restructuring Plan, and concurrently with deliveries of Seller to Purchaser in clause (iv), Purchaser shall:

(A)             pay to Seller (or to an Affiliate designated by Seller) by wire transfer, to an account or accounts designated by Seller (or by such Affiliate) prior to the Closing, in immediately available funds, an aggregate amount equal to the Premium, plus the Estimated Adjusted Net Asset Amount, minus the Escrow Amount, minus the Canadian Purchase Price and minus any amounts paid by Purchaser to repay the intercompany debt in steps 10 and 14 of the Restructuring Plan;

(B)              execute a written instruction to the Escrow Agent to pay to Seller (or to an Affiliate designated by Seller) by wire transfer, to an account or accounts designated by Seller (or by such Affiliate) under the Escrow Agreement, in immediately available funds, the Escrow Amount; and

(C)              deliver to Seller the certificate required to be delivered pursuant to
Section 8.3(c).

2.4              Estimated Adjusted Net Asset Statement.

(a)               Not less than five (5) Business Days prior to the anticipated Closing Date, Seller shall provide Purchaser with a statement (the “Estimated Adjusted Net Asset Statement”) setting forth (x) Seller’s good faith estimate of the Adjusted Net Asset Amount (the “Estimated Adjusted Net Asset Amount”) in reasonable detail (including schedules supporting such calculation) and (y) the account or accounts to which Purchaser shall transfer funds pursuant to Section 2.3.

(b)               The Estimated Adjusted Net Asset Statement shall be prepared by Seller in accordance with the definition of Adjusted Net Asset Amount and in a manner consistent with the Example Adjusted Net Asset Statement.

2.5              Post-Closing Statements.

(a)               Within sixty (60) days after the Closing Date, Purchaser shall prepare in good faith and deliver to Seller a statement of the Adjusted Net Asset Amount (the “Closing Adjusted Net Asset Statement”), setting forth Purchaser’s good faith calculation of the Adjusted Net Asset Amount in reasonable detail. The Closing Adjusted Net Asset Statement shall be prepared in accordance with the definition of Adjusted Net Asset Amount and in a manner consistent with the Example Adjusted Net Asset Statement.

(b)               During the sixty (60)-day period immediately following Seller’s receipt of the Closing Adjusted Net Asset Statement (the “Review Period”), Seller and its representatives will be permitted to review Purchaser’s books, records and work papers relating to the Closing Adjusted Net Asset Statement. Purchaser will, and will use its reasonable best efforts to cause its accountants to, cooperate with and assist Seller and its representatives in the conduct of such review, including by providing reasonable access to such books, records and work papers and making available personnel to the extent reasonably required.

(c)               Purchaser agrees that, following the Closing through the date that the Final Closing Adjusted Net Asset Statement becomes final and binding, it will not take or permit to be taken any actions with respect to any accounting books, records, policies or procedures on which the Financial Statements or the Closing Adjusted Net Asset Statement are based, or on which the Final Closing Adjusted Net Asset Statement is to be based, that would or would reasonably be expected to impede or delay the determination of the amount of the Adjusted Net Asset Amount or the preparation of any Objection Notice or the Final Closing Adjusted Net Asset Statement in the manner and utilizing the methods provided by this Agreement.

2.6              Reconciliation of Post-Closing Statements.

(a)               Seller shall notify Purchaser in writing prior to the expiration of the Review Period if Seller disputes all or any portion of the Closing Adjusted Net Asset Statement, which notice shall describe in reasonable detail the basis for such dispute and the calculations of any disputed amounts (the “Objection Notice”). If no Objection Notice is received by Purchaser prior to the expiration of the Review Period, then the Closing Adjusted Net Asset Statement shall be deemed to have been accepted by Seller and shall become final and binding upon the Parties, absent fraud, in accordance with Section 2.6(c).

(b)               During the thirty (30) days immediately following the delivery of an Objection Notice, or such longer period as the Parties may agree in writing (the “Resolution Period”), Seller and Purchaser shall seek in good faith to resolve any differences that they may have with respect to the matters specified in the Objection Notice.

(c)               If at the end of the Resolution Period Seller and Purchaser have been unable to resolve any differences that they may have with respect to the matters specified in the Objection Notice, Seller and Purchaser shall submit all matters that remain in dispute with respect to the Objection Notice (along with a copy of the Closing Adjusted Net Asset Statement marked to indicate those line items that are not in dispute) to (i) an independent certified public accounting firm in the United States of good national reputation mutually acceptable to Seller and Purchaser or (ii) if Seller and Purchaser are unable to agree upon such a firm within ten (10) Business Days, Seller and Purchaser shall each select one such firm and those two firms shall, within ten (10) Business Days after their selection, select a third such firm (the firm selected in accordance with clause (i) or the third firm selected in accordance with clause (ii), the “Independent Accounting Firm”). Within thirty (30) days after the Independent Accounting Firm’s selection, the Independent Accounting Firm shall make a final determination, binding on Seller and Purchaser, of the appropriate amount of each of the line items in the Closing Adjusted Net Asset Statement which remain in dispute as indicated in the Objection Notice which Seller and Purchaser have submitted to the Independent Accounting Firm. The Independent Accounting Firm shall calculate, based solely on the written submissions of Purchaser, on the one hand, and Seller, on the other hand, and not by independent investigation, the Adjusted Net Asset Amount and shall be instructed that its calculation (i) must be made in accordance with the standards and definitions in this Agreement, and (ii) with respect to each item in dispute, such determination shall not be in excess of the higher, nor less than the lower, of the amounts advocated by Seller in the Objection Notice or by Purchaser in the Closing Adjusted Net Asset Statement with respect to such disputed line item. The Independent Accounting Firm shall act as an expert, and not as an arbitrator. The statement of the Adjusted Net Asset Amount that is final and binding on Seller and Purchaser, as determined either through agreement of Seller and Purchaser pursuant to Section 2.6(a) or Section 2.6(b) or through the action of the Independent Accounting Firm pursuant to this Section 2.6(c), is referred to as the “Final Closing Adjusted Net Asset Statement” and the Adjusted Net Asset Amount set forth therein as the “Final Adjusted Net Asset Amount.”

(d)               All fees and expenses relating to the work, if any, to be performed by the Independent Accounting Firm shall be borne by Seller, on the one hand, and Purchaser, on the other hand, in proportion to the absolute values of the differences between the Adjusted Net Asset Amount as determined by the Independent Accounting Firm and the Adjusted Net Asset Amount set forth in the Objection Notice and the Closing Adjusted Net Asset Statement, respectively. During the review by the Independent Accounting Firm, Purchaser and Seller shall, and shall use reasonable best efforts to cause their respective accountants to, each make available to the Independent Accounting Firm interviews with such personnel, and such information, books and records and work papers, as may be reasonably required by the Independent Accounting Firm to fulfill its obligations under Section 2.6(c); provided, however, that the accountants of Seller or Purchaser shall not be obliged to make any work papers available to the Independent Accounting Firm except in accordance with such accountants’ normal disclosure procedures and then only after such firm has signed a customary agreement relating to such access to work papers in form and substance reasonably acceptable to such accountants.

2.7              Post-Closing Adjustment. The “Post-Closing Adjustment” shall be equal to (i) the Final Adjusted Net Asset Amount less (ii) the Estimated Adjusted Net Asset Amount. If the Post-Closing Adjustment is a positive amount, then Purchaser shall pay in cash to Seller (or one or more Affiliates designated by Seller) the amount of the Post-Closing Adjustment. If the Post-Closing Adjustment is a negative amount, then Seller (or an Affiliate designated by Seller) shall pay in cash to Purchaser the amount of the Post-Closing Adjustment. Any such payment shall be made within ten (10) Business Days after the Final Closing Adjusted Net Asset Statement is delivered, together with interest thereon at the Interest Rate from the Closing Date until the date of payment. Any payment made pursuant to this Section 2.7 shall be treated as an adjustment to the Purchase Price.

2.8              Purchase Price Deposit. Purchaser shall cause to be deposited with J.P. Morgan Chase (the “Escrow Agent”) in each case by wire transfer of immediately available funds: (i) prior to or simultaneously with the execution and delivery of this Agreement, an amount equal to $500,000,000; and (ii) no later than 5:00 p.m. New York local time on the date (the “Subsequent Deposit Date”) that is five (5) Business Days following the date on which Seller provides irrevocable written notice to Purchaser that it has or will promptly complete in all material respects steps 1 through 6 of the Restructuring Plan, an additional amount equal to $100,000,000 (the “Subsequent Deposit”), such that as of 5:00 p.m. New York local time on the Subsequent Deposit Date the balance of the funds transferred by wire transfer to the Escrow Agent shall be equal to $600,000,000, to be held by the Escrow Agent in accordance with the terms and conditions of the Escrow Agreement in substantially the form attached hereto as Exhibit E (the “Escrow Agreement”), and applied, together with all interest or any other compensation earned thereon from the date of deposit with the Escrow Agent until the earlier to occur of the Closing Date or the termination of this Agreement pursuant to Section 9.1, as set forth herein and as further set forth in the Escrow Agreement. Seller and Purchaser shall cause the Escrow Agent to release the Escrow Amount to Seller promptly upon the earlier to occur of (a) the Closing, as part of Purchaser’s payment of the Purchase Price (without duplication), or (b) as set forth in Section 9.4(a), in each case, as further set forth in the Escrow Agreement.

2.9              Tax Treatment; Purchase Price Allocation.

(a)               The parties agree that the purchase and sale of the Shares shall be treated for U.S. federal income tax purposes as an acquisition by Purchaser of all of the assets of the Transferred Company and that the purchase and sale of Shares will be treated as an “applicable asset acquisition” within the meaning of Section 1060 of the Code with respect to Purchaser (the “Transaction Tax Treatment”).

(b)               The parties agree that any amounts payable to Seller, as increased by any liabilities of the Transferred Company and as adjusted to reflect such other relevant items, as determined by the parties in good faith, shall be allocated among the assets of the Transferred Company for U.S. federal income tax purposes in the manner required by Section 1060 of the Code and the Treasury Regulations promulgated thereunder, and in accordance with the following provisions of this Section 2.9(b) and the methodology set forth in Schedule 2.9. No later than sixty (60) Business Days after the Closing Date, Seller shall deliver to Purchaser an allocation of the Purchase Price (and all other relevant amounts) among the assets of the Transferred Company in accordance with Section 1060 of the Code and the Treasury Regulations promulgated thereunder, which allocation shall be consistent with the principles established in this Section 2.9(b) and the methodology set forth in Section 2.9 of the Seller Disclosure Schedule (the “Draft Allocation”). In the event Purchaser disagrees with the Draft Allocation, Purchaser may, within twenty (20) Business Days after delivery of the Draft Allocation, deliver a notice to such effect (the “Purchaser’s Allocation Notice”) to Seller, specifying those items as to which Purchaser reasonably disagrees and setting forth Purchaser’s proposed allocation of the Purchase Price (and all other relevant amounts). If Purchaser does not timely deliver Purchaser’s Allocation Notice, the Draft Allocation shall become final. If Purchaser’s Allocation Notice is duly delivered, Purchaser and Seller shall, during the fifteen (15) Business Days following such delivery, use their commercially reasonable efforts to reach agreement on the disputed items or amounts in order to determine the allocation of the Purchase Price (and all other relevant amounts). If Purchaser and Seller are unable to resolve the dispute within the fifteen (15) Business Day period following the delivery of Purchaser’s Allocation Notice, then the matter will be submitted to a neutral accounting firm (the “Accounting Firm”) to resolve the dispute in accordance with the standards set forth in this Section 2.9(b). All of the fees and expenses of the Accounting Firm retained pursuant to this
Section 2.9(b) shall be allocated between Purchaser, on the one hand, and Seller, on the other hand, in the same proportion that the aggregate amount of the items unsuccessfully disputed or defended, as the case may be, by such party (as finally determined by the Accounting Firm) bears to the total amount of the disputed items. The allocation as finally determined pursuant to this Section 2.9(b) (the “Allocation”) shall be appropriately adjusted to the extent necessary to reflect any payments made hereunder that represent an adjustment to the purchase price for U.S. federal income tax purposes, including any indemnity payments made pursuant to Article VII or Article X.

(c)               Except as required by Law or as would be inconsistent with prevailing commercial or tax practice in a particular jurisdiction (not including, for the avoidance of doubt, the United States or any of its political subdivisions), the Parties shall (and shall cause their respective Affiliates to) report the relevant Tax consequences of the purchase and sale contemplated under this Agreement in a manner consistent with the Transaction Tax Treatment and the Allocation. Seller shall promptly provide Purchaser with any other information required to complete IRS Form 8594. None of the parties or any of their respective affiliates shall take any position inconsistent with the Transaction Tax Treatment or the Allocation on any U.S. income Tax Return or in any U.S. income Tax proceeding relating to such Taxes, in each case, except to the extent required pursuant to a “determination” within the meaning of Section 1313(a) of the Code (or any analogous provision of U.S. state or local law).

Article III

REPRESENTATIONS AND WARRANTIES OF SELLER

Except as set forth in (a) the disclosure schedule delivered to Purchaser prior to the execution of this Agreement (the “Seller Disclosure Schedule”) (provided that disclosure in any section of the Seller Disclosure Schedule shall apply to any other section to the extent that the relevance of such disclosure to such other section is reasonably apparent) or (b) any report filed by Seller or C2 Aviation Capital, Inc. with the SEC since January 1, 2015, and except as contemplated by the Restructuring Plan, Seller represents and warrants to Purchaser, as of the date hereof and as of the Closing Date (except to the extent any such representation and warranty is expressly made as of an earlier date, in which case as of such earlier date) as follows:

3.1              Organization and Qualification. Seller and each member of the Commercial Air Group is a corporation, limited liability company or other legal entity duly organized, validly existing and in good standing under the Laws of the jurisdiction of its organization. Seller and each member of the Commercial Air Group has all requisite corporate or other organizational power and authority to carry on its businesses as now being conducted, and to lease and operate its property and assets. Seller and each member of the Commercial Air Group is qualified to do business and is in good standing in each jurisdiction where the conduct of its business requires such qualification, except where the failure to be so qualified or in good standing or to have such power or authority would not give rise to material liabilities, or would not reasonably be expected to materially impact the operation of the Business.

3.2              Capitalization of the Members of the Commercial Air Group.

(a)               The Shares and the authorized and outstanding equity interests of each member of the Commercial Air Group have been validly issued, are free and clear of all Liens, except for restrictions on transfer under applicable Law, and were not issued in violation of any preemptive rights. As of the Closing, except for the Shares or any interest held by a member of the Commercial Air Group, there are no shares of common stock, preferred stock or other equity interests of any member of the Commercial Air Group reserved, issued or outstanding, and there are no preemptive or other outstanding rights, subscriptions, options, warrants, stock appreciation rights, redemption rights, repurchase rights, convertible, exercisable, or exchangeable securities or other agreements, arrangements or commitments of any character relating to the issued or unissued share capital or other ownership interest in any member of the Commercial Air Group or any other securities or obligations convertible or exchangeable into or exercisable for, or giving any Person a right to subscribe for or acquire, any securities of any member of the Commercial Air Group, and no securities evidencing such rights are authorized, issued or outstanding. As of the Closing, no member of the Commercial Air Group has any outstanding bonds, debentures, notes or other obligations which provide the holders thereof the right to (i) restrict the transfer of any shares of capital stock of such member of the Commercial Air Group or (ii) vote (or are convertible or exchangeable into or exercisable for securities having the right to vote) with the stockholders of such member of the Commercial Air Group on any matter.

(b)               Section 3.2(b) of the Seller Disclosure Schedule sets forth, as of the date hereof, (i) for each member of the Commercial Air Group that is not a trust, the authorized and outstanding capital stock (or other equity interests) of such entity and the record and beneficial owners of such authorized and outstanding capital stock (or other equity interests) and (ii) for each member of the Commercial Air Group that is a trust, the record and beneficial owners of the equity interests in such trust.

3.3              Authority Relative to this Agreement. Seller has all necessary power and authority, and has taken all action necessary, to duly authorize, execute, deliver and perform this Agreement and the Ancillary Agreements to which it is a party, and to consummate the transactions contemplated hereby and thereby in accordance with the terms of this Agreement. Other than corporate approvals of Seller and the members of the Commercial Air Group, which will be obtained prior to the Closing, no other corporate proceedings on the part of Seller are necessary to authorize the execution, delivery and performance in accordance with their respective terms of this Agreement and the Ancillary Agreements to which it is a party. This Agreement has been duly and validly executed and delivered by Seller, and, assuming the due authorization, execution and delivery of this Agreement by Purchaser, constitutes a valid, legal and binding agreement of Seller, enforceable against Seller in accordance with its terms, subject to the effect of any applicable Laws relating to bankruptcy, reorganization, insolvency, moratorium, fraudulent conveyance or preferential transfers, or similar Laws relating to or affecting creditors’ rights generally and subject, as to enforceability, to the effect of general principles of equity (regardless of whether such enforceability is considered in a proceeding at equity or at Law).

3.4              Consents and Approvals; No Violations. No filing with or notice to, and no license, permit, waiver, authorization, registration, consent or approval of, any Governmental Entity is required on the part of Seller for the execution, delivery and performance by Seller of this Agreement, any Ancillary Agreements to which it is a party or the consummation by Seller of the transactions contemplated by this Agreement, including, without limitation, the transactions contemplated by the Restructuring Plan, except (i) compliance with any applicable requirements of the HSR Act and under any non-U.S. Antitrust Laws (ii) compliance with any foreign, state or federal licenses or permits relating to the Business listed on Section 3.4 of the Seller Disclosure Schedule; or (iii) any such filings, notices, licenses, permits, authorizations, registrations, waivers, consents or approvals, the failure to make or obtain would not give rise to material liabilities, or would not reasonably be expected to materially impact the operation of the Business. Assuming compliance with the items described in clauses (i) through (iii) of the preceding sentence, neither the execution, delivery and performance of this Agreement by Seller nor the consummation by Seller of the transactions contemplated by this Agreement, including, without limitation, the transactions contemplated by the Restructuring Plan, will (A) conflict with or result in any breach, violation or infringement of any provision of the respective articles of incorporation or bylaws (or similar governing documents) of Seller or any member of the Commercial Air Group, (B) result in a breach, violation or infringement of, or constitute (with or without due notice or lapse of time or both) a default (or give rise to the creation of any Lien, except for Permitted Liens, or any right of termination, amendment, cancellation or acceleration) under, any of the terms, conditions or provisions of any Material Contract to which the Seller or any of the members of the Commercial Air Group is a party or by which they are or any of their respective properties or assets may be bound; or (C) violate or infringe any Law applicable to any member of the Commercial Air Group or any of their respective properties or assets, except in the case of each of clauses (B) and (C) for breaches, violations, infringements, defaults, Liens or other rights that would not give rise to material liabilities, or would not reasonably be expected to materially impact the operation of the Business.

3.5              Financial Statements; Liabilities.

(a)               Section 3.5 of the Seller Disclosure Schedule sets forth the following financial statements of C2 Aviation Capital, Inc., a business of Seller and subsidiaries, as presented in the Form 10 filed by C2 Aviation Capital, Inc. with the SEC on June 30, 2016, as amended prior to the date hereof (the “C2 Form 10”): (i) the audited combined balance sheets as of December 31, 2015 and 2014, (ii) the audited combined statements of income for each of the years ended December 31, 2015, 2014 and 2013, (iii) the audited combined statements of cash flows for each of the years ended December 31, 2015, 2014 and 2013, (iv) the unaudited combined balance sheet as of June 30, 2016, (v) the unaudited combined statements of income for the six-month periods ended June 30, 2016 and 2015 and (vi) the unaudited combined statements of cash flows for the six-month periods ended June 30, 2016 and 2015 (the items referred to in clauses (i) through (vi), with any notes thereto, being herein collectively referred to as the “Financial Statements” and the items referred to in clauses (iv) through (vi), with any notes thereto, being herein collectively referred to as the “Interim Financial Statements”). The Financial Statements have been prepared in accordance with GAAP applied on a consistent basis (except as may be noted therein) in all material respects, and present fairly, in all material respects, the combined financial position and the combined results of operations of the Business as of the respective dates thereof or the periods then ended, except that the Interim Financial Statements may be subject to year-end adjustments and may not contain all footnotes and other presentation items required under GAAP. Notwithstanding Seller’s representations and warranties made in this Section 3.5(a), Purchaser acknowledges that throughout the periods covered by the Financial Statements, the Business has not operated as a separate stand-alone entity of Seller, but instead has been reported within Seller’s consolidated financial statements; stand-alone financial statements have not historically been prepared for the Business; and the Financial Statements have been prepared from Seller’s historical accounting records and are presented on a stand-alone basis and pursuant to accounting methodologies and principles for carve-out financials.

(b)               There are no Liabilities (including, for the avoidance of doubt, Taxes) of the members of the Commercial Air Group in the operation of the Business of any type that would be required by GAAP to be reflected on a combined balance sheet of the members of the Commercial Air Group, other than those that (i) are reflected or reserved against on the Financial Statements or otherwise disclosed in this Agreement (including in the Seller Disclosure Schedule), (ii) have been incurred in the ordinary course of business since June 30, 2016, (iii) are expressly contemplated by this Agreement, (iv) will be discharged or paid off prior to or at the Closing, or (v) would not reasonably be expected to be material to the operation of the Business.

3.6              Absence of Certain Changes or Events. Except as contemplated by this Agreement or in preparation for the separation of the Business from Seller (including the Restructuring), since December 31, 2015 through the date of this Agreement, Seller has conducted the Business in the ordinary course of business and Seller has not taken any action that, if such action were taken after the date hereof, would require Purchaser’s consent pursuant to Sections 5.4(b)(iii), 5.4(b)(v), 5.4(b)(vi), 5.4(b)(viii), 5.4(b)(x), 5.4(b)(xi) or 5.4(b)(xii). Since December 31, 2015 through the date hereof, there has not occurred any event that constitutes a Material Adverse Effect.

3.7              Litigation. Except as set forth in Section 3.7 of the Seller Disclosure Schedule, (a) there is no civil, criminal or administrative Action pending, or to the Knowledge of Seller, threatened, against any member of the Commercial Air Group or Seller relating to or involving the Commercial Air Group, and (b) no member of the Commercial Air Group is subject to any outstanding Order or decree, writ, or injunction of any Governmental Entity or arbitration tribunal reasonably expected to be materially adverse to the Commercial Air Group, in each case, involving more than $250,000 individually, or which involves any non-monetary remedies.

3.8              Compliance with Laws. Seller and the members of the Commercial Air Group are, and since January 1, 2014 have been, operating the Business in compliance with all Laws and Orders applicable to the Business in all material respects. Neither Seller nor any member of the Commercial Air Group has received any written notice of or been charged with the violation of any Laws applicable to the Business, except where such violation has not been or would not reasonably be expected to be material to the operation of the Business. It is agreed that this Section 3.8 does not apply to matters involving Taxes, as those matters are governed by Section 3.13.

3.9              Permits. Seller and the members of the Commercial Air Group have, and will have as of the Closing, all Permits necessary for the conduct of the Business as currently conducted, and are in compliance with the terms of the Permits, except where failure to be in compliance has not been or would not reasonably be expected to be material to the operation of the Business. It is agreed that this Section 3.9 does not apply to any environmental matters, as those matters are governed by Section 3.14.

3.10          Employee Benefit Plans.

(a)               Section 3.10(a) of the Seller Disclosure Schedule identifies each material Benefit Plan and separately sets forth a correct and complete list identifying each Assumed Plan. With respect to each Assumed Plan, Seller has made available to Purchaser correct and complete copies of (i) the plan document and any amendments thereto (if applicable), (ii) any related trust agreement or other funding instrument (if applicable), (iii) the most recent Form 5500 and any attached financial statement and any related actuarial reports (if applicable), (iv) the most recent summary plan description (if applicable), and (v) the most recent IRS determination or opinion letter (if applicable).

(b)               (i) Each U.S. Assumed Plan has been maintained and administered in compliance in all material respects with its terms and with applicable Law, including ERISA and the Code to the extent applicable thereto; (ii) each of the U.S. Assumed Plans intended to be “qualified” within the meaning of Section 401(a) of the Code does so qualify, the related trusts intended to be exempt from federal income taxation under the provisions of Section 501(a) of the Code are so exempt, and has received a favorable determination letter from the IRS or is entitled to rely upon a favorable opinion issued by the IRS, and, to the Knowledge of Seller, there are no existing circumstances or any events that have occurred that would reasonably be expected to adversely affect the qualified status of any such plan; (iii) no U.S. Assumed Plan is subject to Title IV of ERISA; (iv) no U.S. Assumed Plan provides medical or other welfare benefits with respect to any of the Business Employees beyond their retirement or other termination of service, other than (A) coverage mandated by applicable Law, (B) benefits under any “employee pension plan” (as such term is defined in Section 3(2) of ERISA) or (C) benefits the full costs of which are borne by the participant or his or her beneficiary; and (v) there are no pending, threatened or, to the Knowledge of Seller, anticipated audits, inquiries, proceedings, lawsuits or claims (other than claims for benefits in accordance with the terms of the U.S. Assumed Plans) by, on behalf of or against any of the U.S. Assumed Plans or any trusts related thereto.

(c)               In the six (6) years prior to the date hereof, none of the members of the Commercial Air Group has sponsored, maintained or contributed to (i) an employee pension benefit plan (within the meaning of Section 3(2) of ERISA) subject to Title IV of ERISA, Section 412 of the Code or Section 302 of ERISA, (ii) a Multiemployer Plan, (iii) a multiple employer plan (as defined in Section 413(c) of the Code, or (iv) a multiple employer welfare arrangement (within the meaning of Section 3(40) of ERISA).

(d)               Each Non-U.S. Assumed Plan (i) has been maintained and administered in compliance in all material respects with its terms and with applicable Law, (ii) that is intended to qualify for special tax treatment meets all requirements for such treatment, (iii) has made or accrued in accordance with GAAP all employer and employee contributions that are required by its terms or by applicable Law, and (iv) that is required to be registered with any Governmental Entity has been so registered and has been maintained in good standing with all applicable Governmental Entities.

(e)               Except as set forth in Section 3.10(e) of the Seller Disclosure Schedule, neither the execution of this Agreement nor the consummation of the transactions contemplated by this Agreement (whether alone or together with any other events) will (i) result in any payment or benefit that is the Liability of the members of the Commercial Air Group becoming due to any Business Employee, (ii) increase any compensation or benefits payable or to be provided by the members of the Commercial Air Group to or in respect of any Business Employee, (iii) result in the acceleration of the time of payment, funding or vesting of any benefits to any Business Employee or (iv) give rise to the payment of any amount that would subject any individual to Section 4999 of the Code or result in the non-deductibility of any payment under Section 280G of the Code.

3.11          Employees; Labor Matters. (a) Since January 1, 2014, none of the members of the Commercial Air Group have been a party to or bound by any union contract or agreement, collective bargaining agreement or similar contract, (b) there are no strikes or lockouts with respect to any Business Employees, (c) to the Knowledge of Seller, there is no union organizing effort pending or threatened involving the Business Employees, (d) there is no unfair labor practice, labor dispute (other than routine employee or independent contractor grievances) or labor arbitration proceeding pending or, to the Knowledge of Seller, threatened with respect to the Business Employees, (e) there is no slowdown, or work stoppage in effect or, to the Knowledge of Seller, threatened with respect to the Business Employees, and (f) with respect to the Business Employees, Seller and its Subsidiaries are in compliance with all applicable Laws respecting (i) employment and employment practices, (ii) terms and conditions of employment and wages and hours, and (iii) unfair labor practices, except where failure to be in compliance has not been or would not reasonably be expected to be material to the operation of the Business.

3.12          Real Property.

(a)               The members of the Commercial Air Group do not own any real property and have not owned any Canadian real property at any time in the sixty (60) months prior to Closing.

(b)               Section 3.12(b) of the Seller Disclosure Schedule sets forth a complete and accurate list of (i) real property that the members of the Commercial Air Group use or occupy or as of the Closing Date will use or occupy or have the right to use or occupy (other than any such real property that is primarily used by Seller and its Affiliates for purposes other than the Business) (the “Leased Real Property”) and (ii) the leases, subleases, licenses and occupancy agreements by or under which the members of the Commercial Air Group use or occupy or as of the Closing Date will use or occupy or have the right to use or occupy any Leased Real Property, and all amendments, renewals and extensions thereof (the “Real Property Leases”). Seller has made available to Purchaser true and complete copies of all Real Property Leases. The members of the Commercial Air Group have, or as of Closing will have, a leasehold or subleasehold (as applicable) interest in all Leased Real Property, free and clear of all Liens, except Permitted Liens. Except as would not be material to the operation of the Business, all Real Property Leases are in full force and effect and are enforceable in accordance with their respective terms, subject to the effect of any applicable Laws relating to bankruptcy, reorganization, insolvency, moratorium, fraudulent conveyance or preferential transfers, or similar Laws relating to or affecting creditors’ rights generally and subject, as to enforceability, to the effect of general principles of equity (regardless of whether such enforceability is considered in a proceeding in equity or at Law). Seller has not received any written notice of any, and to the Knowledge of Seller there is no, material default under any such lease or sublease affecting the Leased Real Property.

3.13          Taxes.

(a)               (i) All material Tax Returns required to be filed by or with respect to each member of the Commercial Air Group have been timely filed (taking into account extensions) and all such Tax Returns are correct and complete in all material respects; (ii) all material Taxes required to be paid by or with respect to any member of the Commercial Air Group have been paid or will be timely paid by the due date thereof; (iii) as of the date of this Agreement, there is no pending Action by any taxing authority with respect to any material Taxes of any member of the Commercial Air Group; (iv) each member of the Commercial Air Group has complied with all applicable Laws relating to the withholding of Taxes in all material respects; (v) within the past two years no member of the Commercial Air Group has been a “distributing corporation” or a “controlled corporation” in a distribution intended to qualify under Section 355(a) of the Code; and (vi) no member of the Commercial Air Group has participated in any “listed transaction” within the meaning of Treasury Regulations Section 1.6011-4.

(b)               No member of the Commercial Air Group has any material liability for Taxes payable by reason of Contract, assumption, transferee or successor liability, Treasury Regulations Section 1.1502-6 (or similar provision of Law).

(c)               No written claim has been made by a taxing authority in a jurisdiction where a member of the Commercial Air Group does not file Tax Returns that such member is or may be subject to taxation by that jurisdiction.

(d)               No member of the Commercial Air Group has (i) received any written ruling from, or executed or entered into any agreement with, a taxing authority, including any closing agreement pursuant to Section 7121 of the Code or any similar provision of Law in respect of a material amount of Taxes; (ii) granted any power of attorney that is currently in force with respect to any material Tax matter; (iii) requested any material rulings from any taxing authority that are pending; or (iv) since January 1, 2013 amended any Tax Return, settled any Tax audit or waived any right to claim a refund, in each case of or with respect to any material amount of Taxes.

(e)               No member of the Commercial Air Group will be required to include any material item of income in, or exclude any material deduction from, taxable income for any taxable period (or portion thereof) ending after the Closing Date as a result of any: (i) change in accounting method for a taxable period ending on or before the Closing Date; (ii) “closing agreement” as described in Section 7121 of the Code (or any corresponding or similar provision of Law) executed on or before the Closing Date; (iii) installment sale or open transaction disposition made on or before the Closing Date; (iv) prepaid amount received on or before the Closing Date; (v) debt instrument held on or before the Closing Date that was acquired with “original issue discount” as defined in Section 1273(a) of the Code or is subject to the rules set forth in Section 1276 of the Code; (vi) election under Section 108(i) of the Code; (vii) interest held in a “controlled foreign corporation” (as that term is defined in Section 957 of the Code) on or before the Closing Date; or (viii) application of Section 367(d) of the Code (or any similar provision of applicable Law).

(f)                There are no Liens for Taxes (other than Permitted Liens) on any properties or assets of the Commercial Air Group.

(g)               No member of the Commercial Air Group is a party to any Tax sharing, allocation, indemnity, gross-up or similar Contract (whether or not written), except for (x) any such agreement with one or more Persons that are members of the same Affiliated Group of which such member of the Commercial Air Group is a member immediately prior to the Closing which will be terminated pursuant to Section 7.7 or (y) any Tax sharing, allocation, indemnification or gross-up provisions contained in agreements or arrangements entered into in connection with supply or other commercial agreements, credit agreements, employment agreements and leases.

(h)               For all periods prior to the Closing, all material transactions among (i) the members of the Commercial Air Group and (ii) any member of the Seller Group and any member of the Commercial Air Group which are within the scope of relevant transfer pricing laws are on arm’s length terms for purposes of such Laws. All related documentation required by such Laws to be prepared contemporaneously has been timely prepared or obtained and, if necessary, retained.

(i)                 No member of the Commercial Air Group is party to any gain recognition agreement under Section 367 of the Code.

(j)                 Purchaser has received the “Tax Attributes Schedule” as of March 31, 2016, which are true and accurate in all material respects.

(k)               No member of the Commercial Air Group (i) has, or has ever had, a permanent establishment in any country other than the country in which it is organized and resident, (ii) has engaged in a trade or business in any country other than the country in which it is organized and resident that subjected it to Income Tax in such country, or (iii) is, or has ever been, subject to Income Tax in a jurisdiction outside the country in which it is organized and resident.

(l)                 CIT Aerospace LLC has not filed an IRS Form 8832 (Entity Classification Election) for U.S. federal income tax purposes within the past five years from the date of this Agreement.

(m)             No member of the Commercial Air Group has been a member of a value added tax or other sales tax group with an entity which is not a member of the Commercial Air Group within the previous five years.

(n)               To the extent any member of the Commercial Air Group claimed any Tax reliefs on a previous intra-group restructuring, reorganization, transfer of trade or asset transfer, all relevant day one and ongoing conditions of the relevant reliefs have been fulfilled in all material respects.

(o)               No member for the Commercial Air Group has knowledge of any material Taxes or similar charges which will be imposed on any member of the Commercial Air Group at Closing due to the claw back or disallowance of any relief, exemption, credit or other similar provision previously claimed or availed of (whether automatically or by election) in respect of any re-organization, restructuring, transfer of a business or trade or other similar transaction prior to Closing.

(p)               No Person that is not related to Seller for purposes of the Canadian Tax Act (other than Seller) holds or has held, and the Managers, either individually or collectively, do not hold and have not held, at any time in the period of twelve (12) months preceding the date of this Agreement, directly or indirectly, ten percent (10%) or more of the issued shares of any class or series (on a fully-diluted basis) of the Transferred Company or a related Person in which the Transferred Company has a direct or indirect ownership interest.

3.14          Environmental Matters.

(a)               Except for such matters that have not had or would not reasonably be expected to individually involve an amount exceeding $250,000 or which involve any non-monetary remedies:

(i)                 the facilities and operations on the Leased Real Property are, and since January 1, 2014 have been, in compliance with applicable Environmental Laws relating to the Business;

(ii)              the operation of the Business by Seller and the members of the Commercial Air Group is, and since January 1, 2014 has been, in compliance with all applicable Environmental Laws, which compliance includes obtaining, maintaining and complying with any Permits required under all applicable Environmental Laws and necessary to operate the Business (the “Environmental Permits”);

(iii)            neither Seller nor the members of the Commercial Air Group are subject to any pending, or to the Knowledge of Seller, threatened Action alleging that the Business is in violation of any Environmental Law or any Environmental Permit or that the members of the Commercial Air Group (with respect to the Business) have any liability under any Environmental Law; and

(iv)             there are no pending or, to the Knowledge of Seller, threatened investigations of the Business, or any currently or previously owned or leased real property of the members of the Commercial Air Group used in connection with the operation of the Business under Environmental Laws, which would reasonably be expected to result in Seller incurring any liability pursuant to any Environmental Law.

(b)               It is agreed and understood that no representation or warranty is made by Seller in this Agreement in respect of Environmental Matters, other than the representations and warranties set forth in this Section 3.14 and Sections 3.5 and 3.5(b).

3.15          Material Contracts.

(a)               Section 3.15 of the Seller Disclosure Schedule sets forth as of the date hereof a true and complete list in all material respects of the following Contracts to which Seller or any member of the Commercial Air Group is a party or is bound with respect to the Business (the “Material Contracts”):

(i)                 any Contracts with an OEM relating to the purchase of new aircraft or aircraft engines (other than those contracts relating solely to delivered aircraft or delivered aircraft engines);

(ii)              any Lease Document;

(iii)            any Contract containing any non-competition provision that limits in any material respect the ability of the members of the Commercial Air Group to engage in any business or compete with any person;

(iv)             any Contract material to the Business that grants any member of the Commercial Air Group an equity interest in a joint venture or partnership with any unaffiliated third party involving a sharing of profits or losses with such unaffiliated third party;

(v)               any Contract, other than a contract with another member of the Commercial Air Group, for the issuance of any equity security or other equity interest, or the conversion of any obligation, instrument or security into equity securities or other equity interests of, any member of the Commercial Air Group;

(vi)             any employment agreements with any person involving an annual base compensation in excess of $400,000;

(vii)          any Contract between (i) any member of the Commercial Air Group on the one hand and (ii) and any current or former director, executive officer or employee of any member of the Seller Group or Commercial Air Group on the other hand, that, in each case, requires a payment to such person in excess of $1,000,000;

(viii)        any Contract relating to or evidencing third-party Indebtedness of the type described in clauses (a) or (c) of the definition of Indebtedness that has an aggregate outstanding principal amount in excess of $7,500,000;

(ix)             any Contract pursuant to which any member of the Commercial Air Group has provided funds or made any loan for borrowed money or capital contribution to, or made any other investment in, or assumed, guaranteed or agreed to act as surety with respect to (including any so called take-or-pay or keepwell agreements), any Indebtedness, liability or obligation of, any person, other than (A) any member of the Commercial Air Group or (B) a Seller Joint Venture, in each case in excess of US $7,500,000;

(x)               any Contract for the (A) acquisition of property or assets by members of the Commercial Air Group; or (B) sale, transfer or disposition of properties or assets of the members of the Commercial Air Group, in either case, that has a purchase or sale price of more than $7,500,000, other than Contracts that involve the acquisition, sale, transfer or disposition of properties or assets where such acquisition, sale, transfer or disposition has occurred as of the date hereof, and other than any Contract described in clause (i);

(xi)             any material Contract with a Governmental Entity, other than any Contract described in clause (ii); and

(xii)          other than any Contract (A) of the type described in clauses (i) through (xi) (or any of the exceptions thereto) or (B) terminable by Seller or the applicable member of the Commercial Air Group without penalty upon no more than 30 days’ notice, any Contract involving the performance of services by, or delivery or goods or materials to or by, any member of the Commercial Air Group with an expected amount of value in excess of $5,000,000 over the next twelve (12) month period (other than any Contract between a member of the Commercial Air Group, on the one hand, and another member of the Commercial Air Group, on the other hand).

(b)               The Data Room contains true, accurate and complete copies of all Material Contracts (and any material amendments, supplements and modifications thereto), except for the OEM Contracts, true, accurate and complete copies of which have separately been made available to Purchaser in hard copy form in accordance with the procedures of the applicable OEMs. For the avoidance of doubt, each OEM Contract constitutes a Material Contract hereunder. Each Material Contract is a legal, valid and binding obligation of each member of the Commercial Air Group which is party thereto and, to the Knowledge of Seller, each counterparty thereto, and is in full force and effect, and neither such member of the Commercial Air Group, nor to the Knowledge of Seller, any other party thereto, is in breach of, or in default under, any such Material Contract, and no event has occurred that, with notice or lapse of time, or both, would constitute such a breach or default thereunder by the members of the Commercial Air Group, or, to the Knowledge of Seller, any other party thereto, except for such failure to be valid, binding or in full force and effect and such breaches and defaults that have not been or would not reasonably be expected to be material to the operation of the Business. As of the date hereof, no written notice of termination of any Material Contract has been given or received by any member of the Commercial Air Group.

3.16          Intellectual Property.

(a)               Section 3.16(a) of the Seller Disclosure Schedule sets forth a complete and accurate, in all material respects, list, as of the date hereof, of all issued Patents and pending Patent applications, all registrations and pending applications for registration of Marks, all registrations and pending applications for registrations of Copyrights and all registrations of Internet domain names included in the Commercial Air Group Intellectual Property.

(b)               Except as would not be material to the operation of the Business, the registrations for the issued Patents, registered Marks and registered Copyrights are in effect and other than office actions that may be pending before the United States Patent and Trademark Office or its foreign equivalents, there is no pending or, to the Knowledge of Seller, threatened Action, opposition, interference or cancellation or other proceeding before any court or registration authority in any jurisdiction to challenge the ownership, use, validity or enforceability of any Commercial Air Group Intellectual Property required to be disclosed in Section 3.16(a) of the Seller Disclosure Schedule;

(c)               The Transferred Company or one of its Subsidiaries, as applicable, owns or will own as of the Closing Date, any and all Commercial Air Group Intellectual Property free and clear of all Liens except for Permitted Liens.

(d)               The use of the Commercial Air Group Intellectual Property in the conduct of the Business does not infringe, misappropriate, or otherwise violates and has not infringed, misappropriated, or otherwise violated any Intellectual Property of any third party. There is no Action pending, or, to the Knowledge of Seller, threatened Action (including “cease and desist” letters and written invitations to take a patent license), against the Seller or any member of the Commercial Air Group, alleging that the use of the Commercial Air Group Intellectual Property in the conduct of the Business infringes, misappropriates or otherwise violates the Intellectual Property of any third party or has infringed, misappropriated, or otherwise violated any Intellectual Property of any third party.

(e)               To the Knowledge of Seller, no third party is currently infringing, misappropriating, or otherwise violating the Commercial Air Group Intellectual Property, and no such claims have been made or threatened against any Person by Seller or any member of the Commercial Air Group.

(f)                Seller and each member of the Commercial Air Group have taken commercially reasonable security measures, consistent with the practice of the industry in which the Business operates, to protect the secrecy and confidentiality of all Trade Secrets included in the Commercial Air Group Intellectual Property. No Trade Secret material to the Business has been authorized to be disclosed or has been actually disclosed by Seller or any member of the Commercial Air Group to any of their current employees, former employees or any third party other than pursuant to a written, valid non-disclosure agreement restricting the disclosure and use of such Trade Secret.

(g)               As of the date hereof, the Transferred Company or one of its Subsidiaries, as applicable, owns or has valid rights to access and use all IT Systems and the IT Systems which are adequate for the operation of the Business, as currently conducted.

3.17          Intercompany Arrangements. Except for (a) the Ancillary Agreements to which it is a party, (b) any arrangements, understandings or Contracts that are neither material in amount nor necessary for Purchaser to conduct the Business in all material respects as it is conducted as of the date of this Agreement, (c) any arrangements, understandings or Contracts that will be terminated on or prior to the Closing Date and (d) other than any arrangements, understandings or Contracts to provide the services that are to be provided on an interim basis in accordance with the Transition Services Agreement, Section 3.17 of the Seller Disclosure Schedule lists all arrangements, understandings and Contracts between or among the members of the Commercial Air Group, on the one hand, and any member of the Seller Group (for the avoidance of doubt, other than any Benefit Plan), on the other hand.

3.18          Brokers. Except for the Persons set forth in Section 3.18 of the Seller Disclosure Schedule, whose fees with respect to the transactions contemplated by this Agreement will be borne by Seller, no broker, finder or investment banker is entitled to any brokerage, finder’s or other fee or commission in connection with the transactions contemplated by this Agreement based upon arrangements made by or on behalf of Seller.

3.19          Title to Assets; Sufficiency of Assets.

(a)               Except as set forth on Section 3.19 of the Seller Disclosure Schedule, Seller (in respect of the Business) and the Commercial Air Group, in the aggregate, have good and legal or beneficial ownership to, or valid leasehold interests in or valid rights under contract to use, all the personal properties and assets reflected on the Financial Statements free and clear of any Liens (other than Permitted Liens). Provided further, the relevant Owner has good and legal or beneficial ownership to the Commercial Air Aircraft listed opposite its name in Section 1.1(b) of the Seller Disclosure Schedule and owns such Commercial Air Aircraft free and clear of any Liens other than those listed in the paragraph (j) of the definition of Permitted Liens. All of the foregoing assets have been maintained in a manner commensurate with practices in the industry in which the Business operates.

(b)               Immediately following the Closing Date, Purchaser and its Subsidiaries will, (a) taking into account all of the Ancillary Agreements together with such other rights or services that Purchaser may have or may obtain rights to and (b) assuming all necessary consents and Permits (including all such consents required for the provision of services pursuant to the Transition Services Agreement) have been obtained, own or have the right to use assets or obtain services (on the terms and subject to the conditions of the Contracts governing the provision of such services) necessary to conduct in all material respects the Business as conducted as of the date of this Agreement.

3.20          Sanctions, Import and Export Controls. Neither the Seller nor any members of the Commercial Air Group, nor any of their respective directors, officers, or employees, nor to the Knowledge of Seller, any of their respective agents, representatives, consultants, or any other Person acting for or on behalf of the Business (a) is a person with whom transactions are prohibited or limited under any economic sanctions laws, including those administered by the U.S. Government (including, without limitation, the Office of Foreign Assets Control), the United Nations Security Council, the European Union, or Her Majesty’s Treasury, or (b) has violated any economic sanctions law since January 1, 2012. Since January 1, 2012, the Seller and Commercial Air Group have been in compliance with and in possession of any and all licenses, registrations, and permits that may be required for the lawful conduct of the Business under applicable import and export control laws, including without limitation the Export Administration Regulations and International Traffic in Arms Regulations. Since January 1, 2012, with respect to the operation of the Business, neither the Seller or Commercial Air Group has made any voluntary disclosures to U.S. Government authorities under U.S. economic sanctions laws, import, or export control laws; been the subject of any governmental investigation or inquiry regarding compliance with such laws; or been assessed any fine or penalty under such laws.

3.21          FCPA.

(a)               Since January 1, 2013, none of the members of the Commercial Air Group, or any of their respective officers, directors, or employees, or, to the Knowledge of Seller or the Commercial Air Group, any agents, representatives, consultants, or any other Person acting on behalf of the Commercial Air Group, has, directly or indirectly, in connection with the Business:

(i)                 made, offered or promised to make or offer any payment, loan or transfer of anything of value, including any reward, advantage or benefit of any kind, to or for the benefit of any Government Official, candidate for public office, political party or political campaign, for the purpose of (A) influencing any act or decision of such Government Official, candidate, party or campaign, (B) inducing such Government Official, candidate, party or campaign to do or omit to do any act in violation of a lawful duty, (C) obtaining or retaining business for or with any person, (D) expediting or securing the performance of official acts of a routine nature, or (E) otherwise securing any improper advantage;

(ii)              established or maintained any unlawful fund of corporate monies or other properties;

(iii)            created or caused the creation of any false or inaccurate books and records of the members of the Commercial Air Group related to any of the foregoing; or

(iv)             violated any provision of the Foreign Corrupt Practices Act of 1977, as amended, 15 U.S.C. §§78dd-1, et seq. (“FCPA”), the UK Bribery Act of 2010 (the “Act”) or any other applicable anti-corruption or anti-bribery Law.

(b)               The Seller and the Commercial Air Group have established and maintain policies, procedures and internal controls designed to reasonably ensure compliance with the FCPA, the Act, and all other applicable anti-bribery Laws.

(c)               For purposes of this provision, “Government Official” means any officer or employee of a Governmental Entity or any department, agency, or instrumentality thereof, or of a public international organization, or any person acting in an official capacity for or on behalf of any such government or department, agency, or instrumentality, or for or on behalf of any such public international organization, or any political party, party official, or candidate thereof, excluding officials related to the government of the United States.

3.22          Privacy Laws. Since January 1, 2014, with respect to the operation of the Business, Seller and the members of the Commercial Air Group have complied with applicable Privacy Laws and have not received notice of, and to the Knowledge of Seller, are not in violation of, any applicable Privacy Laws, except where such violation or failure to comply has not been, or would not reasonably be expected to be, materially adverse to the Commercial Air Group, taken as a whole.  Seller, the members of the Commercial Air Group, and all third parties having authorized access to Personal Information in connection with the Business are in compliance with their contractual commitments with respect to Personal Information in connection with the Business except where such failure to comply has not been or would not reasonably be expected to be, materially adverse to the Commercial Air Group, taken as a whole.  Seller and the members of the Commercial Air Group have used commercially reasonable efforts to put safeguards in place to protect Personal Information in their possession or control in connection with the Business from unauthorized access.   To the Knowledge of Seller, since January 1, 2014, there have been no material data breaches involving any Personal Information in connection with the Business.

3.23          Insurance. As of the date hereof, Seller and the Commercial Air Group maintain insurance coverage with respect to the Business with reputable insurers in such amounts and covering such risks as are in accordance with normal industry practice. Such policies currently are in full force and effect. To the Knowledge of Seller, there is no threatened cancellation, non-renewal, disallowance or reduction in coverage or, since January 1, 2015, claim, with respect to any such policies as they relate to the operation of the Business.

Article IV

REPRESENTATIONS AND WARRANTIES
OF PURCHASER

Except as set forth in the disclosure schedule delivered to Seller prior to the execution of this Agreement (the “Purchaser Disclosure Schedule”) (provided that disclosure in any section of the Purchaser Disclosure Schedule shall apply to any other section to the extent that the relevance of such disclosure to such other section is reasonably apparent), Purchaser represents and warrants to Seller, as of the date hereof and as of the Closing Date (except to the extent any such representation and warranty is expressly made as of an earlier date, in which case as of such earlier date) as follows:

4.1              Organization and Qualification; Subsidiaries. Purchaser is duly organized, validly existing and in good standing under the Laws of the Cayman Islands, and has all requisite power and authority to own, lease and operate its properties and assets and to carry on its business as now being conducted and is qualified to do business and is in good standing as a foreign Person in each jurisdiction where the ownership, leasing or operation of its properties or assets or conduct of its business requires such qualification.

4.2              Authority Relative to this Agreement. Purchaser has all necessary power and authority, and has taken all action necessary, to duly authorize, execute, deliver and perform this Agreement and the Ancillary Agreements to which it is a party, and to consummate the transactions contemplated hereby and thereby in accordance with the terms of this Agreement. Other than the Parent Shareholder Approval, which will be obtained prior to the Closing, no other corporate proceedings on the part of Purchaser or any of its Affiliates (including Parent) are necessary to authorize the execution, delivery and performance in accordance with their respective terms of this Agreement and the Ancillary Agreements to which it is a party other than such corporate approvals that have already been obtained as of the date hereof. This Agreement has been duly and validly executed and delivered by Purchaser and, assuming the due authorization, execution and delivery of this Agreement by Seller, constitutes a valid, legal and binding agreement of Purchaser, enforceable against Purchaser in accordance with its terms, subject to the effect of any applicable Laws relating to bankruptcy, reorganization, insolvency, moratorium, fraudulent conveyance or preferential transfers, or similar Laws relating to or affecting creditors’ rights generally and subject, as to enforceability, to the effect of general principles of equity (regardless of whether such enforceability is considered in a proceeding at equity or at Law).

4.3              Consents and Approvals; No Violations. No filing with or notice to, and no permit, authorization, registration, consent or approval of, any Governmental Entity is required on the part of Purchaser or any of its Affiliates (including Parent) for the execution, delivery and performance by Purchaser of this Agreement or the consummation by Purchaser of the transactions contemplated by this Agreement, except compliance with the applicable requirements of the HSR Act and of any non-U.S. Antitrust Laws listed on Section 4.3 of the Purchaser Disclosure Schedule. Assuming compliance with the items described in the preceding sentence, and except as would not impair in any material respect the ability of Seller or Purchaser, as the case may be, to perform their respective obligations under this Agreement or prevent or materially delay the consummation of the Sale, neither the execution, delivery and performance of this Agreement by Purchaser nor the consummation by Purchaser of the transactions contemplated by this Agreement will (a) conflict with or result in any breach, violation or infringement of any provision of the respective articles of incorporation or bylaws (or similar governing documents) of Purchaser or any of its Subsidiaries, (b) result in a breach, violation or infringement of, or constitute (with or without due notice or lapse of time, or both) a default (or give rise to the creation of any Lien, except for Permitted Liens, or any right of termination, amendment, cancellation or acceleration) under, any of the terms, conditions or provisions of any Contract to which Purchaser or any of its Subsidiaries is a party or by which any of them or any of their respective properties or assets may be bound or (c) violate or infringe any Law applicable to Purchaser or any of its Subsidiaries or any of their respective properties or assets.

4.4              Financing.

(a)               Purchaser is a party to a fully executed commitment letter dated October 6, 2016 (as may be amended, restated, amended and restated, supplemented or otherwise modified from time to time in accordance with Section 5.13(b), the “Debt Commitment Letter”) from the Debt Financing Sources party thereto (collectively, the “Lenders”) pursuant to which the Lenders have agreed, subject to the terms and conditions thereof, to provide the debt amounts set forth therein. The debt financing committed pursuant to the Debt Commitment Letter is collectively referred to in this Agreement as the “Debt Financing.”

(b)               Purchaser has delivered to Seller true, complete and correct copies of the executed Debt Commitment Letters and any fee letters related thereto (collectively, the “Fee Letters”), in each case, as in effect on the date hereof; provided, that any such Fee Letter may be redacted as to fee amounts and economic and “market flex” provisions only, in a manner that is customary for transactions of this type, so long as any redacted provisions do not affect the availability or aggregate amount of the Debt Financing (other than the original issue discount provisions as part of the flex terms of the Fee Letter).

(c)               Except as expressly set forth in the Debt Commitment Letter, there are no conditions precedent to the obligations of the Lenders to provide the Debt Financing or any contingencies that would permit the Lenders to reduce the total amount of the Debt Financing, including pursuant to any “flex” provision. Assuming the satisfaction of the conditions set forth in Sections 8.1 and 8.2, as of the date hereof, Purchaser does not have any reason to believe that it will be unable to satisfy on a timely basis all terms and conditions to be satisfied by it in the Debt Commitment Letter on or prior to the Closing Date (taking into account the anticipated timing of the Marketing Period), nor to the Knowledge of Purchaser will any of the Lenders not perform its obligations thereunder. As of the date of this Agreement, there are no side letters, understandings or other agreements, contracts or arrangements of any kind relating to the Debt Commitment Letter that could affect the availability of the Debt Financing contemplated by the Debt Commitment Letter (other than the original issue discount provisions as part of the flex terms of the Fee Letter).

(d)               Assuming the satisfaction of the conditions set forth in Sections 8.1 and 8.2, the Debt Financing, when combined with the Escrow Amount and the funds available to Purchaser as guaranteed under the Guaranty, shall provide Purchaser with aggregate cash proceeds on the Closing Date sufficient for the satisfaction of all of Purchaser’s payment obligations under this Agreement and under the Debt Commitment Letters required to be paid on the Closing Date, including the payment of the Purchase Price, and for any repayment or refinancing of any outstanding Indebtedness of Purchaser, its Subsidiaries and the Commercial Air Group contemplated by this Agreement or the Debt Commitment Letters (collectively, the “Financing Uses”).

(e)               As of the date hereof, the Debt Commitment Letter is a legal, valid and binding obligations of Purchaser (or its applicable Affiliate) and, to the Knowledge of Purchaser, all other parties thereto, and is in in full force and effect, and enforceable in accordance with their terms, except that (i) enforceability may be limited by the applicable bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium or similar Laws from time to time in effect affecting generally the enforcement of creditors’ rights and remedies and principles of equity and (ii) the availability of equitable remedies, including specific performance, is subject to the discretion of the court before which any proceeding may be brought. As of the date of this Agreement, assuming satisfaction or waiver of the conditions to Purchaser’s obligation to consummate the Sale, (i) no event has occurred which (with or without notice, lapse of time or both) constitutes a default or breach by Purchaser under the terms of the Debt Commitment Letter and (ii) Purchaser does not have any reason to believe that any of the conditions to the consummation of the Debt Financing will not be satisfied on a timely basis or that the Financing will not be available to Purchaser on the date that the Closing is required to occur hereunder. Purchaser has paid (or caused to be paid) in full any and all commitment fees or other fees required to be paid pursuant to the terms of the Debt Commitment Letters on or before the date of this Agreement, and will pay (or cause to be paid) in full any such amounts required to be paid pursuant to the terms thereof on or before the Closing Date. As of the date of this Agreement, the Debt Commitment Letter has not been modified, amended or altered, and none of the respective commitments under the Debt Commitment Letter has been withdrawn or rescinded in any respect, and, to the Knowledge of Purchaser, no withdrawal or rescission thereof is contemplated. As of the date of this Agreement, no modification or amendment to the Debt Commitment Letters is currently contemplated.

(f)                In no event shall the receipt or availability of any funds or financing (including, for the avoidance of doubt, the Debt Financing) by Purchaser or any of its Affiliates or any other financing or other transactions be a condition to any of Purchaser’s obligations under this Agreement.

4.5              Solvency. Assuming the satisfaction of the conditions set forth in Section 8.1 and Section 8.2, Purchaser and its Subsidiaries, on a consolidated basis, will be Solvent immediately following the Closing Date. For purposes of this Section 4.5, “Solvent” means, with respect to any Person, on a consolidated basis, that:

(a)               the fair saleable value (determined on a going concern basis) of the assets of such Person shall be greater than the total amount of such Person’s liabilities (including all liabilities, whether or not reflected in a balance sheet prepared in accordance with GAAP, and whether direct or indirect, fixed or contingent, secured or unsecured, disputed or undisputed);

(b)               such Person shall be able to pay its debts and obligations in the ordinary course of business as they become due; and

(c)               such Person shall have adequate capital to carry on its businesses and all businesses in which it is about to engage.

4.6              Litigation. There is no civil, criminal or administrative Action pending, or to the Knowledge of Purchaser, threatened, against Purchaser or any of its Affiliates (including Parent) which would reasonably be expected to prevent, materially hinder or delay any of the transactions contemplated hereby and neither Purchaser nor any of its Affiliates (including Parent) is subject to any outstanding Order, writ or injunction which would reasonably be expected to prevent, materially hinder or delay any of the transactions contemplated hereby.

4.7              Broker’s Fees. Except for brokerage, finder’s or other fees or commissions paid solely by Purchaser and any of its Affiliates (including Parent), no broker, finder or investment banker is entitled to any brokerage, finder’s or other fee or commission in connection with the transactions contemplated by this Agreement based upon arrangements made by or on behalf of Purchaser or any of its Affiliates (including Parent).

4.8              Acquisition of Shares for Investment. Purchaser has such knowledge and experience in financial and business matters as is required for evaluating the merits and risks of its purchase of the Shares and is capable of such evaluation. Purchaser confirms that Seller has made available to Purchaser and Purchaser’s agents and representatives the opportunity to ask questions of the officers, management and employees of Seller and of the members of the Commercial Air Group, as well as access to the documents, information and records of Seller and the members of the Commercial Air Group and to acquire additional information about the business and financial condition of the Business, and Purchaser confirms that it has made an independent investigation, analysis and evaluation of members of the Commercial Air Group and their properties, assets, business, financial condition, prospects, documents, information and records. Purchaser is acquiring the Shares for investment and not with a view toward or for sale in connection with any distribution thereof, or with any present intention of distributing or selling the Shares. Purchaser acknowledges that the Shares have not been registered under the

Securities Act or any other state, foreign or local securities Laws, and agrees that the Shares may not be sold, transferred, offered for sale, pledged, distributed, hypothecated or otherwise disposed of without registration under the Securities Act, except pursuant to an exemption from such registration available under the Securities Act, and without compliance with any other federal, state, foreign or local securities Laws, in each case, to the extent applicable.

4.9              Inspections; Limitation of Seller’s Warranties. Except as otherwise expressly set forth in this Agreement, Purchaser acknowledges that the Shares, the Business and the businesses and properties of the members of the Commercial Air Group are furnished “AS IS, WHERE IS” AND, SUBJECT TO THE REPRESENTATIONS AND WARRANTIES CONTAINED IN ARTICLE III, WITH ALL FAULTS AND WITHOUT ANY OTHER REPRESENTATION OR WARRANTY OF ANY NATURE WHATSOEVER, EXPRESS OR IMPLIED, ORAL OR WRITTEN, AND IN PARTICULAR, WITHOUT ANY IMPLIED WARRANTY OR REPRESENTATION AS TO CONDITION, MERCHANTABILITY OR SUITABILITY AS TO ANY OF THE ASSETS OR PROPERTIES OF THE COMMERCIAL AIR GROUP. Except as provided in this Agreement, none of Seller, any of its respective Affiliates or any other Person will have or be subject to any liability or indemnification obligation to Purchaser or any other Person resulting from the distribution to Purchaser, or Purchaser’s (or its Affiliates’ or their representatives’) use of, any information provided to Purchaser or its Affiliates or representatives, including any information, documents, projections, forecasts or other material made available in the Data Room or management presentations in expectation of the transactions contemplated by this Agreement or otherwise.

4.10          Guaranty. Concurrently with the execution of this Agreement, Purchaser has delivered to Seller a true, complete and correct copy of the executed Guaranty. The Guaranty is valid, binding and enforceable in accordance with its terms, and is in full force and effect. No event has occurred that, with or without notice, lapse of time, or both, would reasonably be expected to constitute a default or breach or a failure to satisfy a condition precedent on the part of the Guarantor under the terms and conditions of the Guaranty.

4.11          Parent Voting Agreement. Concurrently with the execution of this Agreement, Purchaser has delivered to Seller a true, complete and correct copy of the Parent Voting Agreement. The Parent Voting Agreement is valid, binding and enforceable against the shareholders of Parent in accordance with its terms, and is in full force and effect. The Parent Voting Agreement does not contravene or conflict with the organizational or governing documents of Parent or Purchaser.

4.12          No Other Representations or Warranties. Except for the representations and warranties contained in Article III hereof and in Section 4 of the Canadian Purchase Agreement, Purchaser acknowledges and agrees that neither Seller nor any other Person on behalf of Seller has made, and Purchaser has not relied upon, any representation or warranty, whether express or implied, with respect to Seller or the members of the Commercial Air Group or their respective businesses, affairs, assets, liabilities, financial condition or results of operations or with respect to the accuracy or completeness of any other information provided or made available to Purchaser by or on behalf of Seller. Purchaser acknowledges and agrees that neither Seller nor any other Person on behalf of Seller has made any representation or warranty, whether express or implied, with respect to the future operating or financial results, estimates, projections, forecasts, plans or prospects (including the reasonableness of the assumptions underlying such estimates, projections, forecasts, plans or prospects) of Seller or the Commercial Air Group, either before or after the Closing Date.

Article V

ADDITIONAL AGREEMENTS

5.1              Access to Books and Records.

(a)               From the date of this Agreement to the Closing Date, Seller shall (and shall cause its Subsidiaries and the Commercial Air Group to), to the extent permitted by applicable Law, afford to the officers, directors, employees, accountants, consultants, financial and legal advisors, and other authorized representatives (collectively, the “Representatives”) of Purchaser reasonable access to the books and records of the members of the Commercial Air Group during normal business hours, upon reasonable notice from Purchaser and in accordance with reasonable procedures established by Seller; provided, however, that (i) Seller shall make available, or cause the members of the Commercial Air Group to make available, Business Employee personnel files only if and when Purchaser provides Seller with notice that the applicable Business Employee has provided Purchaser with a release permitting transfer of those files, and Purchaser shall hold Seller harmless from any Losses arising out of or relating to the transfer of such personnel files; (ii) prior to the Closing Date, Purchaser shall not conduct any sampling of soil, sediment, surface water, ground water or building material at, on, under or within any facility on the Leased Real Property; and (iii) neither Seller nor any member of the Commercial Air Group shall be required to provide access to or disclose information where, upon the advice of counsel, such access or disclosure would reasonably be likely to violate any obligation of confidentiality to which a Seller or any member of the Commercial Air Group may be subject, jeopardize the attorney-client privilege of such Person or contravene any applicable Laws, provided, however, that if any information is withheld pursuant to this Section 5.1(a)(iii), Seller may only withhold such portion of the information that is reasonably necessary to be withheld in order to preserve such privilege or work product protection or comply with such confidentiality obligations or applicable Laws and shall use commercially reasonable efforts to provide extracts or summaries of any protected information or otherwise provide such protected information, in any case in a manner that would not jeopardize the applicable protection or violate such confidentiality obligation or applicable Law.

(b)               Purchaser agrees that any permitted investigation undertaken by Purchaser pursuant to the access granted under Section 5.1(a) shall be conducted in such a manner as not to interfere unreasonably with the operation of the Business or any other business of Seller or any of its Subsidiaries, and Purchaser and its Representatives shall not communicate with any of the employees of Seller or any of its Subsidiaries without the prior written consent of Seller, which consent shall not be unreasonably withheld.

(c)               To the extent that any books and records (excluding Tax records and Tax Returns, which are governed by Section 7.6(b)) which relate exclusively to the Business and the Company Air Group are in the possession of Seller or any of its Affiliates and not already in the possession of a member of the Commercial Air Group at the Closing Date, Seller shall use commercially reasonable efforts to procure the physical and/or electronic transfer of the books and records to the Purchaser or its nominee on the Closing Date or as soon as reasonably practicable after the Closing Date. If, notwithstanding the use of its commercially reasonable efforts, Seller is not able to procure such physical and/or electronic transfer on the Closing Date, then Seller shall use commercially reasonable efforts to effect such transfer as soon as reasonably practicable and until such transfer is effected, shall procure that the Purchaser is granted reasonable access to such books and records, during regular business hours upon reasonable notice and in accordance with reasonable procedures established by Seller.

(d)               Purchaser agrees to hold all the books and records of each member of the Commercial Air Group existing on the Closing Date and not to destroy or dispose of any thereof for a period of six (6) years from the Closing Date or such time as may be required by applicable Law, and Purchaser shall, and shall cause its Subsidiaries to afford Seller and its Representatives, during normal business hours, upon reasonable notice and subject to entering into a customary confidentiality agreement, such access as is reasonably required by Seller or any of its Subsidiaries for legitimate business reasons and does not violate any applicable Law or any confidentiality obligations applicable to the Commercial Air Group or Purchaser or any of its Subsidiaries, as the case may be; provided, however, that if Purchaser restricts access to Seller and/or its Representatives pursuant to the preceding clause because such access would violate applicable Law or confidentiality obligations, Purchaser may only restrict access to the portion of the information in the books and records that is reasonably necessary to be withheld in order to comply with such applicable Laws or confidentiality obligations, and shall use commercially reasonable efforts to provide extracts or summaries of any information in the books and records or otherwise provide such information, in any case in a manner that would not violate such confidentiality obligation or applicable Law.

5.2              Confidentiality. Subject to Section 5.13, the terms of the Confidentiality Agreement are incorporated into this Agreement by reference and shall continue in full force and effect in accordance with the terms of the Confidentiality Agreement.

5.3              Further Actions; Governmental Approvals.

(a)               Subject to the terms and conditions herein provided, each of Purchaser and Seller shall use its reasonable best efforts to promptly take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper or advisable under this Agreement and applicable Laws to consummate and make effective as promptly as practicable after the date hereof the transactions contemplated by this Agreement, including (i) preparing as promptly as practicable all necessary applications, notices, petitions, filings, ruling requests and other documents and to obtain as promptly as practicable all consents, waivers, licenses, orders, registrations, approvals, permits, rulings, authorizations and clearances necessary or advisable to be obtained from any Governmental Entity in order to consummate the transactions contemplated by this Agreement (collectively, the “Governmental Approvals”) (provided that Purchaser will not, without the prior written consent of Seller, seek any Governmental Approval that is not (x) expressly identified in this Section 5.3(a) or (y) set forth in Section 4.3 of the Purchaser Disclosure Schedule) and (ii) as promptly as practicable taking all steps as may be necessary to obtain all such Governmental Approvals. In furtherance and not in limitation of the foregoing, each Party hereto agrees to (A) make an appropriate and complete filing of a

Notification and Report Form pursuant to the HSR Act with respect to the transactions contemplated hereby within fifteen (15) Business Days of the date of this Agreement, (B) make the filings set forth on Section 4.3(a) and 4.3(b) of the Purchaser Disclosure Schedules with respect to the transactions contemplated hereby as soon as reasonably practicable after the date of this Agreement, (C) make or cause to be made (i)(x) a draft notification to CFIUS under Section 721 by no later than November 15, 2016 and (y) a definitive notice to CFIUS under Section 721 by no later than November 30, 2016 following the date of the receipt of comments, if any, from the U.S. Department of Treasury with respect to the draft notification, (D) make all other required filings pursuant to other applicable Laws with respect to the transactions contemplated hereby as promptly as practicable, and (E) not extend any waiting period under the HSR Act or any other applicable Law, nor enter into any agreement with the U.S. Federal Trade Commission (the “FTC”) or the U.S. Department of Justice (the “DOJ”) or any other Governmental Entity not to consummate the transactions contemplated by this Agreement, except with the prior written consent of the other Party hereto. Each Party shall supply as promptly as practicable and advisable any additional information or documentation that may be requested by any Governmental Entity pursuant to the HSR Act or any other applicable Law and use its reasonable best efforts to take all other actions necessary, proper or advisable to cause the expiration or termination of the applicable waiting periods under the HSR Act and any other applicable Law as soon as possible.

(b)               Each of Purchaser and Seller shall, in connection with the actions referenced in Section 5.3(a) to obtain all Governmental Approvals for the transactions contemplated by this Agreement under the HSR Act or any other applicable Law, (i) cooperate in all respects with each other in connection with any communication, filing or submission and in connection with any investigation or other inquiry, including any proceeding initiated by a private party; (ii) keep the other Party and/or its counsel informed of any communication received by such Party from, or given by such Party to, the FTC, the DOJ or any other U.S. or other Governmental Entity and of any communication received or given in connection with any proceeding by a private party, in each case regarding any of the transactions contemplated hereby; (iii) consult with each other in advance of any meeting or substantive telephone call with the FTC, the DOJ or any other Governmental Entity or, in connection with any proceeding by a private party, with any other Person, and to the extent permitted by the FTC, the DOJ or such other Governmental Entity or other Person, give the other Party and/or its counsel the opportunity to attend and participate in such meetings and telephone calls; and (iv) permit the other Party and/or its counsel to review in advance any submission, filing or communication (and documents submitted therewith) intended to be given by it to the FTC, the DOJ or any other Governmental Entity; provided that materials may be redacted to remove any information protected by legal privilege or any references concerning the valuation of the businesses of Seller. Purchaser and Seller, as each deems advisable and necessary, may reasonably designate any competitively sensitive material to be provided to the other under this Section 5.3(b) as “Outside Counsel Only Material.” Such materials and the information contained therein shall be given only to the outside counsel of the recipient and will not be disclosed by such outside counsel to employees, officers or directors of the recipient unless express permission is obtained in advance in writing from the source of the materials (Purchaser or Seller, as the case may be) or its legal counsel.

(c)               In furtherance and not in limitation of the covenants of the Parties contained in Sections 5.3(a) and 5.3(b), each of Purchaser and Seller shall use its reasonable best efforts to (i) avoid the entry of, or to have vacated, lifted, reversed or overturned any decree, judgment, injunction or other order, whether temporary, preliminary or permanent, that would restrain, prevent or delay the Closing on or before the Outside Date, including defending through litigation on the merits any claim asserted in any court with respect to the transactions contemplated by this Agreement by the FTC, the DOJ or any other applicable Governmental Entity or any private party; and (ii) avoid or eliminate each and every impediment under any applicable Law so as to enable the Closing to occur as soon as possible (and in any event no later than the Outside Date), including (x) proposing, negotiating, committing to and effecting, by consent decree, hold separate order or otherwise, the sale, divestiture or disposition of such businesses, product lines or assets of Purchaser and the members of the Commercial Air Group, (y) otherwise taking or committing to take actions that after the Closing would limit Purchaser’s and/or its Subsidiaries’ freedom of action with respect to, or its or their ability to operate and/or retain, one or more of the businesses, product lines or assets of Purchaser or the members of the Commercial Air Group, and (z) agreeing to divest, sell, dispose of, hold separate, or otherwise take or commit to take any action that limits its freedom of action with respect to, or Purchaser’s or Purchaser’s Subsidiaries’ ability to operate or retain, any of the businesses, product lines or assets of Purchaser or the members of the Commercial Air Group; provided, however, that any action contemplated by clauses (x), (y) and (z) is conditioned upon the consummation of the transactions contemplated by this Agreement.

(d)               Purchaser agrees to provide such security and assurances as to financial capability, resources, creditworthiness and other information about Purchaser and its Affiliates as may be reasonably requested by any Governmental Entity or other third party whose consent or approval is sought in connection with the transactions contemplated hereby, in each case as soon as reasonably practicable and, in any event, within three (3) Business Days of a request from Seller or any such Governmental Entity. Seller shall pay all filing fees and payments to any Governmental Entity in order to obtain any consents, approvals or waivers pursuant to this Section 5.3.

5.4              Conduct of Business.

(a)               During the period from the date of this Agreement to the Closing Date, except (i) as set forth in Section 5.4 of the Seller Disclosure Schedule, (ii) as contemplated by this Agreement (including Section 5.7 and the Restructuring Plan), (iii) as Purchaser shall otherwise consent in writing (such consent not to be unreasonably withheld, conditioned or delayed), (iv) for actions between or among members of the Commercial Air Group, or (v) as required by applicable Law, Seller agrees that it will, and will cause the members of the Commercial Air Group to conduct the Business in all material respects in the ordinary course consistent with past practice; provided, however, that no action by Seller or any members of the Commercial Air Group with respect to matters specifically addressed by any provision of Section 5.4(b) shall be deemed to be a breach of this Section 5.4(a) unless such action would constitute a breach of such provision of Section 5.4(b). For greater certainty, Purchaser shall not be considered to have withheld, conditioned or delayed consent for the purposes of the foregoing to the extent such consent was not provided on the basis that any proposed action could reasonably be expected to restrict or limit in any manner the ability of Purchaser Sub to designate an amount under paragraph 88(1)(d) of the Canadian Tax Act in respect of any property of CIT ULC after the Closing.

(b)               During the period from the date of this Agreement to the Closing Date, except (1) as set forth in Section 5.4 of the Seller Disclosure Schedule, (2) as expressly contemplated by this Agreement (including Section 5.7 and the Restructuring Plan), (3) as Purchaser shall otherwise consent in writing (such consent not to be unreasonably withheld, conditioned or delayed), (4) for actions between or among members of the Commercial Air Group, or (5) as required by applicable Law, Seller covenants and agrees that it shall cause the members of the Commercial Air Group not to, solely with respect to the Business, take any of the following actions:

(i)                 (A) amend or propose to amend their respective certificates of incorporation or bylaws or equivalent organizational documents in any manner adverse to Purchaser, (B) split, combine or reclassify their outstanding capital stock, or (C) declare, set aside or pay any non-cash dividend or non-cash distribution to any Person other than a member of the Commercial Air Group (except as may facilitate the elimination of intercompany accounts or the removal of cash and cash equivalents contemplated by Section 5.7);

(ii)              issue, sell, pledge or dispose of, or agree to issue, sell, pledge or dispose of, any additional shares of, or any options, warrants or rights of any kind to acquire any shares of their capital stock of any class or any debt or equity securities which are exercisable or convertible into or exchangeable for such capital stock;

(iii)            (A) incur any Indebtedness that is owed to a member of the Seller Group (whether or not related to the Business), or incur any Indebtedness in excess of $25,000,000, in the aggregate, except (I) to the extent that such Indebtedness will be settled or otherwise eliminated prior to the Closing, (II) as a draw on existing working capital credit facilities or replacements thereof, (III) in the form of ordinary course trade payables and receivables between any member of the Commercial Air Group, on the one hand, and either any member of the Seller Group or any third party, on the other hand or (IV) to the extent not inconsistent with the Business Plan, in the ordinary course of business in connection with the financing of any Aircraft Equipment;

(B)              make any acquisition of any assets or business for consideration in excess of $15,000,000, other than acquisitions of Aircraft Equipment in the ordinary course of business to the extent not inconsistent with the Business Plan and acquisitions pursuant to and in accordance with Material Contracts in effect as of the date hereof to which Seller or any of its Affiliates is a party or under which any such Person is bound, but excluding any acquisitions as a result of the exercise after the date hereof of any options by the Seller or any of its Affiliates pursuant to an OEM Contract;

(C)              sell, pledge, dispose of, encumber, grant any license to, abandon, disclaim or dedicate to the public any assets or businesses in excess of $25,000,000, in the aggregate other than in the ordinary course of business with respect to Aircraft Equipment (including sale/lease-back or aircraft swap transactions consistent with past practice) as is consistent with the Business Plan;

(iv)             except as (A) required by Benefit Plans, or (B) for any commitment or arrangement for which the Commercial Air Group shall not have any Liability, shall not, and shall not permit any of its Subsidiaries to (I) modify any benefits provided to any of the Business Employees, other than modifications to health, welfare and retirement plan benefits in the ordinary course of business that apply uniformly to Business Employees and other similarly situated employees of Seller Group; (II) enter into any employment, change of control, severance or retention agreement with any Business Employee, except for employment agreements entered into in the ordinary course of business to fill vacancies that are terminable on no more than thirty (30) days’ notice without penalty or the provision of severance thereunder (or, for Business Employees based outside the United States, any more favorable notice or severance provisions contemplated by applicable Law or practice in the jurisdiction); (III) establish, adopt or enter into or, other than in the ordinary course of business consistent with past practice, terminate or amend any Assumed Plan or any employee plan, trust, fund, policy or arrangement for the benefit of any Business Employees or any of their beneficiaries that would have constituted an Assumed Plan if it had been in effect on the date of this Agreement (except as otherwise permitted pursuant to clause (II) of this Section 5.4(b)(iv)); (IV) take any action to accelerate the vesting or payment of, or otherwise fund or secure the payment of, any compensation or benefits payable or to be provided to any Business Employee under an Assumed Plan; or (V) enter into or materially, in the ordinary course of business, amend any collective bargaining agreement or other agreement with a labor union, works council or similar organization covering Business Employees;

(v)               make any material change to its methods of financial or Tax accounting in effect at June 30, 2016, except as required by a change in GAAP (or any interpretation thereof) or in applicable Law;

(vi)             make, change or revoke any Tax election of or relating to the Tax Treatment of a member of the Commercial Air Group, make any agreement or settlement with any taxing authority regarding a material amount of Taxes, file any material amended tax return, enter into any closing agreement, surrender any right to claim a refund of any material amount of Taxes, except in the ordinary course of business consent to any extension or waiver of the limitation period applicable to any Tax claim or assessment relating to any member of the Commercial Air Group or surrender or otherwise transfer Tax losses or other similar credits or allowances (including any surrender of any Tax losses under Part 12, Chapter 5 of the Tax Consolidation Act 1997) to any entity which is not a member of the Commercial Air Group;

(vii)          adopt a plan or agreement of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other material reorganization of any member of the Commercial Air Group;

(viii)        enter into any Contract that (i) limits or proposes to limit the ability of any member of the Commercial Air Group after the Closing to compete in any business or with any Person or in any geographic area or (ii) grants “most favored nation” or similar best available pricing terms, other than in the ordinary course of business and consistent with past practice;

(ix)             amend or modify in any material respect, voluntarily terminate or cancel any Material Contract or enter into or voluntarily extend (other than extension in the ordinary course of business) any Contract that if in effect on the date hereof would be a Material Contract, in each case other than in the ordinary course of business consistent with past practice;

(x)               commence or initiate any Action (other than a collection, foreclosure or repossession action against a customer in the ordinary course of business) against any customer, supplier or vendor of the Business that would reasonably be expected to materially damage the relationship between the Commercial Air Group and such customer, supplier or vendor, without good faith consultation with the Purchaser prior to such commencement;

(xi)             except in the ordinary course of business, cancel, compromise or settle any material claim, or intentionally waive or release any material right with respect to any Material Contract or the Business;

(xii)          settle any Action (i) that would (A) materially affect the conduct of operation of the Business or (B) result in the Commercial Air Group being subject to any Order or other equitable relief or admission of wrongdoing or (ii) for any amount, individually or in the aggregate, exceeding $5,000,000;

(xiii)        enter into any agreement or Contract with a Seller Joint Venture, other than as expressly contemplated hereby or, to the extent such agreement or Contract does not impose any new material obligations on the Commercial Air Group following the Closing, in the ordinary course of business consistent with past practice; or

(xiv)         agree or commit to take any action described in this Section 5.4(b).

(c)               During the period from the date of this Agreement to the Closing Date, Seller covenants and agrees that it shall cause the members of the Commercial Air Group to provide such cooperation as Purchaser reasonably requests to assist Purchaser in the preparation of transfer documentation (including assignment and assumption agreements, declarations of trust over aircraft, novation and ancillary documentation in relation to any aircraft leases) and actions ancillary thereto with respect to any Commercial Air Aircraft that Purchaser wishes to transfer to Irish tax ownership at or after Closing; provided, however, that no such transfer documents be executed prior to Closing and no lessees will be contacted prior to Closing in connection with the foregoing other than with Seller’s prior written consent; and provided, further, that Purchaser shall reimburse Seller for all reasonable and documented out-of-pocket costs or expenses incurred by Seller or its Affiliates (including the members of the Commercial Air Group) in providing such cooperation.

(d)               Notwithstanding the foregoing, nothing in this Section 5.4 shall prohibit or otherwise restrict in any way the operation of the business of Sellers or the members of the

Commercial Air Group except solely with respect to the conduct of the Business, and nothing contained herein shall give Purchaser any right to manage, control, direct or be involved in the management of the members of the Commercial Air Group or the Business prior to the Closing.

5.5              Consents. Seller shall, prior to Closing, use commercially reasonable efforts to obtain and procure the consents set forth in Section 5.5 of the Seller Disclosure Schedule required by any member of the Seller Group or any member of the Commercial Air Group from third parties in connection with the entry into by the Seller of this Agreement and the consummation of the transactions contemplated by this Agreement. The Purchaser shall co-operate with and provide all necessary information and assistance reasonably required by the Seller from the Purchaser in connection with the obtaining of such consents.

5.6              Public Announcements. No Party to this Agreement nor any Affiliate or Representative of such Party shall issue or cause the publication of any press release or public announcement in respect of this Agreement or the transactions contemplated by this Agreement without the prior written consent of the other Party (which consent shall not be unreasonably withheld, conditioned or delayed), including, without limitation, the initial joint press release announcing this Agreement and the transactions contemplated hereby, except for (a) Seller’s corresponding report on Form 8-K to be filed with the SEC, which Seller shall draft and provide Purchaser with reasonable opportunity to comment on prior to filing, and (b) as may otherwise be required by applicable Law or stock exchange rules, in which case the Party required to publish such press release or public announcement shall use reasonable efforts to provide the other Party a reasonable opportunity to comment on such press release or public announcement in advance of such publication.

5.7              Intercompany Accounts. On or prior to the Closing Date, all intercompany accounts except those accounts listed on Section 5.7 of the Seller Disclosure Schedule between any member of the Seller Group, on the one hand, and any member of the Commercial Air Group, on the other hand, shall be settled, repaid or otherwise eliminated in the manner (including by Seller or any of its Affiliates removing from any member of the Commercial Air Group all cash and cash equivalents or funds from cash pools by means of dividends, distributions, the creation or repayment of intercompany debt, increasing or decreasing of cash pool balances or otherwise) set forth in this Agreement or on Section 5.7 of the Seller Disclosure Schedule. For the avoidance of doubt, intercompany accounts between and among any member of the Commercial Air Group shall not be affected by this provision.

5.8              Guarantees; Commitments.

(a)               From and after the Closing, Purchaser shall and shall cause the members of the Commercial Air Group to, jointly and severally, indemnify and hold harmless each member of the Seller Group and their respective managers, officers, directors, employees, Representatives, agents, successors and assigns (collectively, “Seller Indemnitees”) against any Losses that any Seller Indemnitee suffers, incurs or is liable for by reason of or arising out of or in consequence of: (i) any Seller Indemnitee issuing, making payment under, being required to pay or reimburse the issuer of, or being a party to, any guarantee, indemnity, surety bond, letter of credit, bank guarantee, keepwell agreement, consumer financing arrangements, or other similar commitment, understanding, agreement or obligation relating to the Business listed on

Section 5.8(a) of the Seller Disclosure Schedule or any other guarantee, indemnity, surety bond, letter of credit, bank guarantee, keepwell agreement, consumer financing arrangements, or other similar commitment, understanding, agreement or obligation relating to the Business entered into or arising on or after the date hereof (collectively, the “Indemnified Guarantees”), (ii) any claim or demand for payment made on any Seller Indemnitee with respect to any of the Indemnified Guarantees or (iii) any Action, claim or proceeding by any Person who is or claims to be entitled to the benefit of or claims to be entitled to payment, reimbursement or indemnity with respect to any Indemnified Guarantees.

(b)               Prior to the Closing, Purchaser shall use its commercially reasonable efforts (including renegotiating the material terms of the Indemnified Guarantees), to the extent permissible by this Section 5.8 and in each case under this Section 5.8(b) at Seller’s sole cost and expense, to cause itself or the members of the Commercial Air Group to be substituted in all respects for each member of the Seller Group, and for each member of the Seller Group to be released, effective as of the Closing or (if such substitution and release cannot be effected as of the Closing) as soon as possible after the Closing, in respect of all obligations of each member of the Seller Group under each of the Indemnified Guarantees. In furtherance and not in limitation of the preceding sentence, at Seller’s request, Purchaser shall, and shall cause the members of the Commercial Air Group to, assign or cause to be assigned, any lease underlying an Indemnified Guarantee to an Affiliate of Purchaser meeting the applicable net worth and other requirements in such lease to give effect to the provisions of the preceding sentence. For any Indemnified Guarantees for which Purchaser or the members of the Commercial Air Group, as applicable, is not substituted in all respects for each member of the Seller Group (or for which each member of the Seller Group is not released) effective as of the Closing, Purchaser shall continue to use commercially reasonable efforts and shall cause the members of the Commercial Air Group to use commercially reasonable efforts to effect such substitution and release as promptly as practicable after the Closing, and Seller shall continue to reasonably cooperate in Purchaser’s efforts. Without limiting the foregoing, neither Purchaser nor any of its Affiliates shall extend or renew any Contract containing or underlying an Indemnified Guarantee unless, prior to or concurrently with such extension or renewal, Purchaser or a member of the Commercial Air Group is substituted in all respects for the applicable member(s) of the Seller Group, and the members of the Seller Group are released, in respect of all obligations of the members of the Seller Group under such Indemnified Guarantee, provided, that, Seller agrees to indemnify Purchaser and each member of the Commercial Air Group for any and all amounts paid, including all reasonable and documented out-of-pocket costs or expenses incurred in maintaining such Indemnified Guarantee prior to the Closing Date, including expenses in maintaining such Indemnified Guarantee for each member of the Seller Group prior to the Closing. Purchaser further agrees that, to the extent the beneficiary or counterparty under any Indemnified Guarantee does not accept any such substitute arrangement proffered by Purchaser or an Affiliate of Purchaser or to the extent each member of the Seller Group is not fully and irrevocably released and discharged, Purchaser agrees to promptly reimburse each member of the Seller Group to the extent any Indemnified Guarantee is called upon as a result of or in connection with an event, claim or circumstance occurring after the Closing Date and such member of the Seller Group makes any payment or is obligated to reimburse the Party issuing such Indemnified Guarantee.

(c)               In furtherance and not in limitation of the foregoing, if so requested by Seller, Purchaser shall, prior to the Closing Date, cause Avolon Aerospace Leasing Limited to execute and deliver to the applicable OEM a guarantee with respect to any OEM Contract, effective as of no later than the Closing Date, in the form set forth on Section 5.8(c) of the Seller Disclosure Schedule.

(d)               To the extent, if any, that any member of the Seller Group directly or indirectly retains, remains liable for, or has any credit exposure with respect to, any material obligation of any member of the Commercial Air Group, Purchaser shall permit Seller to participate in any discussions or negotiations regarding any material term of any contract or agreement related to any Indemnified Guarantee for so long as any member of the Seller Group retains or remains directly or indirectly liable for, or has any credit exposure with respect to, such Indemnified Guarantee.

5.9              Insurance. From and after the Closing Date, the members of the Commercial Air Group shall cease to be insured by the policies or agreements for insurance and interests in insurance pools and programs (in each case including self-insurance and insurance from Affiliates (collectively, “Insurance Arrangements”) held by Seller or any of its Subsidiaries other than any Insurance Arrangements held directly by and in the name of any member of the Commercial Air Group (the “Seller Insurance Policies”), and neither Purchaser nor its Subsidiaries (including, after the Closing, the members of the Commercial Air Group) shall have any access, right, title or interest to or in Seller Insurance Policies (including to all claims and rights to make claims and all rights to proceeds) to cover any assets of the members of the Commercial Air Group or any Liability arising from the operation of the Business on or after the Closing; provided, however, that (i) after the Closing, the members of the Commercial Air Group shall remain entitled to all rights, to the extent available under the Seller Insurance Policies, with respect to any claim, act, omission, event, loss or allegation of wrongful act that occurred or existed prior to the Closing Date (and then only to the extent that such claim, act, omission, event, loss or allegation of wrongful act occurred or existed prior to the Closing Date) (a “Pre-Closing Date Event”), and (ii) to the extent Purchaser so requests, members of the Seller Group shall file and use commercially reasonable efforts to pursue on behalf of the Commercial Air Group claims made under occurrence-based Seller Insurance Policies that were in effect at any time prior to the Closing (the “Policies”), in respect of any loss or liability suffered by a member of the Commercial Air Group to the extent insured under any Policy and to the extent arising from an act, omission, occurrence or loss prior to the Closing Date, and shall provide Purchaser with the net proceeds realized with respect to such claims; provided, further, that (a) Purchaser agrees to reimburse, upon the request of Seller, the applicable members of the Seller Group for all direct costs (other than the Seller’s own salary costs) incurred after the Closing Date by any member of the Seller Group associated with pursuing such Purchaser-initiated claims, including costs of filing a claim and arbitration costs, and (b) with respect to any claims referenced in the foregoing clause (ii), Purchaser shall as promptly as reasonably practicable notify Seller of and reasonably cooperate with Seller in pursuing all such claims. Seller or any of its respective Affiliates may, to be effective as of (but not prior to) the Closing, amend any Seller Insurance Policies in the manner it deems appropriate to give effect to this Section 5.9. From and after the Closing, Purchaser shall be responsible for securing all insurance it considers appropriate for its operation of the Commercial Air Group and the Business. Other than as expressly permitted by this Section 5.9, Purchaser further covenants and agrees not to seek to assert or to exercise any rights or claims of any member of the Commercial Air Group or the Business under or in respect of any past or current Seller Insurance Policy under which any member of the Commercial Air Group or the Business is an additional insured.

5.10          Litigation Support. In the event and for so long as Seller or any of its Affiliates is prosecuting, contesting, defending, conducting or responding to any legal proceeding, Action, investigation, hearing, charge, claim or demand in connection with any fact, situation, circumstance, status, condition, activity, practice, plan, occurrence, event, incident, action, failure to act, or transaction relating to any Action identified on Section 5.10 of the Seller Disclosure Schedule, Purchaser shall, and shall cause its Subsidiaries (and its and their officers and employees) to, reasonably cooperate with Seller, its Affiliates and their counsel in such prosecution, contest, defense, conduct or response including making available its personnel, and provide such testimony, information and access to its books and records as shall be reasonably necessary in connection therewith, all at the sole cost and expense of the Seller. Notwithstanding the foregoing, this Section 5.10 shall not apply to any direct claims between Seller or any of its Affiliates on the one hand, and the Purchaser or any of its Affiliates on the other hand.

5.11          Mail; Payments.

(a)               Seller authorizes Purchaser and its Subsidiaries on and after the Closing Date to receive and open all mail and other communications received by Purchaser related to the Business and to deal with the contents of such communications in good faith and in a proper manner. Seller shall promptly deliver to Purchaser any mail or other communication received by Seller after the Closing Date pertaining to the Business. Purchaser shall promptly deliver to Seller any mail or other communication received by Purchaser after the Closing Date pertaining to the Excluded Business.

(b)               Seller shall promptly pay or deliver to Purchaser any monies or checks which have been sent to Seller or one of its Affiliates after the Closing Date by customers, suppliers or other contracting parties of the members of the Commercial Air Group and the Business and which should have been sent to Purchaser (including promptly forwarding invoices or similar documentation to Purchaser).

(c)               Seller agrees that Purchaser has the right and authority to endorse, without recourse, any check or other evidence of indebtedness received by Purchaser in respect of any note or receivable transferred to Purchaser pursuant to this Agreement, and Seller shall furnish Purchaser such evidence of this authority as Purchaser may request.

(d)               Purchaser shall promptly pay or deliver to Seller any monies or checks which have been sent after the Closing Date to Purchaser or one of its Affiliates to the extent they are not due to the Business or the members of the Commercial Air Group or should have otherwise been sent to Seller or one of its Affiliates (including promptly forwarding invoices or similar documentation to Seller). For the avoidance of doubt, this Section 5.11 shall not apply to any tax matters which shall be exclusively governed by Article VII.

5.12          Non-Solicitation; Non-Hire; Non-Competition; Confidentiality.

(a)               For a period of one (1) year from the Closing Date, Seller shall not (and shall cause the Restricted Parties not to), directly or indirectly (whether alone or jointly with another person), solicit for employment or engagement, or hire or engage, (whether as an employee, consultant or otherwise) any person who was an employee of any member of the Commercial Air Group immediately prior to the Closing or knowingly encourage, aid or induce any Business Employee to leave his or her employment with any member of the Commercial Air Group; provided that the Restricted Parties shall not be precluded from soliciting or hiring, or taking any other action with respect to, any such Person who has been terminated by Purchaser or its Affiliates (including the members of the Commercial Air Group); and provided, further, that the Restricted Parties shall not be restricted from engaging in general or public solicitations or advertising not targeted at any such Persons described above.

(b)               For a period of one (1) year from the Closing Date, Purchaser shall not (and shall cause its Affiliates, including, after the Closing, the members of the Commercial Air Group, not to), directly or indirectly (whether alone or jointly with another person) solicit for employment or engagement or hire or engage (whether as an employee, consultant or otherwise) any person who was an employee of any member of the Seller Group immediately prior to the Closing; provided that Purchaser and its Affiliates shall not be precluded from soliciting or hiring, or taking any other action with respect to, any such Person who has been terminated by any member of the Seller Group; and provided, further, that neither Purchaser nor any of its Affiliates shall be restricted from engaging in general or public solicitations or advertising not targeted at any such Persons described above.

(c)               For a period of one (1) year from the Closing Date, Seller shall cause the Restricted Parties not to engage in the Restricted Business anywhere in the world. Notwithstanding the foregoing, none of the following shall be a breach of this Section 5.12:

(i)                 the purchase (whether structured as an acquisition of assets, stock, merger or otherwise) or ownership by a Restricted Party of a Person or business that derives less than the greater of (A) fifteen percent (15%) of its total annual revenues or (B) $50,000,000 in annual revenues from the Restricted Business, measured for the fiscal year ended immediately prior to the date of such purchase;

(ii)              the purchase (whether structured as an acquisition of assets, stock, merger or otherwise) or ownership by a Restricted Party of a Person or business that derives an amount equal to or greater than the greater of (x) fifteen percent (15%) or more of its total annual revenues or (y) $50,000,000 in annual revenues from the Restricted Business measured for the fiscal year ended immediately prior to the date of such purchase, as long as that Restricted Party shall commit to use commercially reasonable efforts to divest to an unaffiliated third party on commercially reasonable terms the Restricted Business operated by such acquired or owned Person or business or reduce the Restricted Business operated by such acquired or owned Person or business in size to constitute less than $50,000,000 in annual revenues as soon as reasonably practicable;

(iii)            the financing, lending or extension of credit or other provision of services to, the foreclosure on the collateral securing any financing, loan, extension of credit or other provision of services to, or the acquisition of any loans or non-convertible debt securities of, any Person engaged in the Restricted Business in the ordinary course of business of any member of the Seller Group and reasonable extensions thereof as of the date of this Agreement;

(iv)             the acquisition of any equity securities of any Person engaged in the Restricted Business that has outstanding indebtedness to any member of the Seller Group or the engagement in any activities otherwise prohibited by this Section 5.12 in connection with such Person as a result of the acquisition of such equity securities, in satisfaction of a debt previously contracted in a distressed or troubled situation;

(v)               the direct or indirect ownership by Restricted Parties of securities of any Person engaged in the Restricted Business to the extent that such investment does not, directly or indirectly, confer on the Restricted Parties more than ten percent (10%) of the voting power of such Person;

(vi)             a Restricted Party’s entrance into or participation in a joint venture, partnership or other strategic business relationship with any Person engaged in the Restricted Business, if such joint venture, partnership or the Restricted Party through such other strategic business relationship does not engage in the Restricted Business;

(vii)          a Restricted Party’s (A) equity interest in any of the Seller Joint Ventures or (B) fulfillment of any obligations in connection with or pursuant to any existing Contract with respect to any of the Seller Joint Ventures; and

(viii)        the (A) sale, conveyance or disposition, in one or a series of related transactions, of all or substantially all of the assets of any Restricted Party to a Person engaged in the Restricted Business, (B) the consolidation, merger or other business combination of any Restricted Party with or into any Person engaged in the Restricted Business, immediately following which the then-current shareholders of the Restricted Party, as such, fail to own, in the aggregate, at least majority voting power of the surviving company in such consolidation, merger or business combination, or of its ultimate publicly traded parent or (C) a transaction or series of transactions in which any Person or “group” (as the term “group” is used in Sections 13(d) and 14(d) of the Exchange Act) acquires majority voting power of the Restricted Party.

Notwithstanding anything to the contrary in this Section 5.12(c), Seller shall be permitted to cause the Seller Joint Ventures to continue to engage in the Restricted Business. This Section 5.12 shall not impose any restrictions on the trading, principal investing, investment management, investment advisory or wealth management businesses of any member of the Seller Group or any activities taken by any member of the Seller Group in its capacity as a fiduciary or otherwise on behalf of non-affiliated third-party clients or customers.

(d)               Other than with respect to terms or provisions of the OEM Contracts, which shall be perpetual, for a period of four (4) years after the Closing, Seller shall cause the

Restricted Parties to keep confidential all non-public information of the Business and the Commercial Air Group, except for information that (A) becomes publicly available through no breach by the Restricted Parties of this Agreement, (B) was or becomes available to the Restricted Parties or any of their representatives on a non-confidential basis from a source other than the Purchaser or any of its Affiliates, or (C) has been or is developed by or for Seller or its Affiliates without use of or reference to the non-public information of the Business; provided, however, that, the Restricted Parties may disclose such information without liability (1) in the event any of the Restricted Parties is required by Law to disclose such information, (2) in response to any request or requirement in the course of any deposition, interrogatory, request for documents, subpoena, civil investigation, order or other legal process, or (3) as may be reasonably necessary in connection with any accounting records or financial reporting obligations or any audit, provided that if legally permitted and except in connection with any routine inquiry or any inquiry, action or investigation or supervisory activity by the Board of Governors or the Member Banks of the Federal Reserve System, the Federal Deposit Insurance Corporation or the Office of the Comptroller of the Currency, (i) such Person promptly notifies the Purchaser prior to any such disclosure and (ii) reasonably cooperates with the Purchaser, in any attempts it may make to obtain a protective order or other appropriate assurance that confidential treatment will be afforded such information.

(e)               Following the Closing, Seller shall, and shall cause its Affiliates to, as reasonably requested by the Purchaser and at the sole expense of the Purchaser, enforce the rights of Seller and its Affiliates with respect to the confidential information of the Business under all confidentiality or non-disclosure agreements (other than the Confidentiality Agreement) entered into by Seller or its Affiliates (other than the Commercial Air Group) in connection with the potential sale of the Commercial Air Group, as reasonably requested by the Purchaser, but solely with respect to the confidential information of the Business.

(f)                For the purposes of this Agreement, “Restricted Party” shall mean (i) Seller Parent and (ii) each Subsidiary of Seller Parent for the period that such Subsidiary is directly or indirectly owned by Seller Parent. “Restricted Business” shall mean owning and leasing fixed-wing aircraft, associated engines and parts to commercial airlines for commercial use, but shall not include lending to commercial airlines or acquiring, managing or leasing business aircraft, or associated engines and aircraft parts.

5.13          Financing.

(a)               Purchaser shall take, or use reasonable efforts to cause to be taken, all actions, and do, or use reasonable efforts to cause to be done, all things necessary, proper or advisable to obtain the proceeds of the Debt Financing on the terms and conditions described in the Debt Commitment Letter on or prior to the date upon which the Closing is required to occur pursuant to the terms hereof, taking into account the anticipated timing of the Marketing Period, including by (i) using reasonable efforts to maintain in effect the Debt Commitment Letter, (ii) negotiating definitive agreements with respect to the Debt Financing (the “Definitive Agreements”) consistent with the terms and conditions contained in the Debt Commitment Letter (including, as necessary, any modifications, adjustments or amendments thereto pursuant to the “flex” provisions contained in any Fee Letter), or on other terms which do not (x) reduce the aggregate amount of the Debt Financing such that the aggregate funds available to Purchaser at

Closing would not be sufficient to satisfy the Financing Uses or (y) impose new or additional conditions precedent (other than conditions precedent that have already been satisfied at the time they are so added) or adversely modify any existing conditions precedent to the receipt of the Debt Financing and (iii) satisfying on a timely basis (taking into account the anticipated timing of the Marketing Period) all conditions precedent to funding of the Debt Financing applicable to Purchaser in the Debt Commitment Letter and the Definitive Agreements. In the event that all conditions contained in any Commitment Letter or the Definitive Agreements (other than the availability of the Escrow Amount, the funds available to Purchaser as guaranteed under the Guaranty or any other funds of Purchaser or any Affiliate thereof) have been satisfied, Purchaser shall use reasonable efforts to cause the Debt Financing Sources to comply with their respective obligations, including to fund the Debt Financing required to finance the Financing Uses in full. Purchaser shall give Seller prompt written notice of (i) any termination or repudiation of the Debt Commitment Letter or Definitive Agreements by any party thereto of which Purchaser has Knowledge or (ii) any breach or default of the Debt Commitment Letter or Definitive Agreements by any party thereto of which Purchaser has Knowledge that could reasonably be expected to (A) materially and adversely affect the ability or likelihood of Purchaser to timely consummate the transactions contemplated by this Agreement or (B) make the timely funding of the Debt Financing or satisfaction of the conditions precedent to obtaining the Debt Financing prior to or substantially concurrently with the Closing less likely to occur.

(b)               Purchaser shall not, without the prior written consent of Seller: (A) permit any amendment or modification to, or any waiver of any provision or remedy under, the Debt Commitment Letter if such amendment, modification, waiver or remedy (1) adds new (or adversely modifies any existing) conditions to the consummation of all or any portion of the Debt Financing, (2) reduces the aggregate amount of the Debt Financing, (3) adversely affects in any material respect the ability of Purchaser to enforce its rights against other parties to the Debt Commitment Letter or the Definitive Agreements as so amended, replaced, supplemented or otherwise modified, relative to the ability of Purchaser to enforce its rights against the other parties to the Debt Commitment Letter as in effect on the date hereof or (4) could otherwise reasonably be expected to prevent, impede or materially delay the consummation of the Sale and the other transactions contemplated by this Agreement; provided, that Purchaser may (i) amend, restate, amend and restate, supplement, modify or replace the Debt Commitment Letter to add or replace lenders, lead arrangers, bookrunners, syndication agents or similar entities, and (ii) subject to the limitations set forth in this Section 5.13(b), otherwise amend or modify, grant any waiver of any provision or remedy under, or increase the amount of indebtedness or otherwise replace the Debt Commitment Letter or one or more facilities; or (B) terminate any Debt Commitment Letter. Purchaser shall promptly deliver to Seller copies of any such amendment, modification, waiver or replacement following full execution and delivery thereof, in each case, to the extent entered into prior to Closing; provided that any amendment, modification, waiver or replacement of the Fee Letter may be redacted as to fee amounts and economic and “market flex” provisions only, in a manner that is customary for transactions of this type, so long as any redacted provisions do not affect the availability or aggregate amount of the Debt Financing (other than the original issue discount provisions as part of the flex terms of the Fee Letters).

(c)               In the event that any portion of the Debt Financing becomes unavailable, regardless of the reason therefor, Purchaser will (A) promptly notify Seller of such unavailability and the reason therefor and (B) use reasonable efforts to obtain alternative debt financing (in an amount sufficient, when taken together with the available portion of the Debt Financing, the Escrow Amount and the funds available to Purchaser as guaranteed under the Guaranty, to fund all of the Financing Uses) (an “Alternative Financing”) from the same or other sources and which do not include any conditions to the consummation of such Alternative Financing that are materially more onerous than the conditions set forth in the Debt Commitment Letter. In furtherance of and not in limitation of the foregoing, in the event that (1) any portion of the Debt Financing structured as bond financing is unavailable, regardless of the reason therefor, (2) all conditions contained in Section 8.1 and Section 8.2 shall be satisfied or waived (other than any such conditions that by their nature are to be satisfied at the Closing, but subject to the satisfaction or waiver of such conditions at the Closing) and the Marketing Period has expired as of the date on which the Closing would otherwise be required to occur and (3) the bridge facilities contemplated by the Debt Commitment Letter (or alternative bridge facilities obtained in accordance with this Section 5.13(c)) are available on the terms and conditions described in the Debt Commitment Letter (or replacements thereof), then Purchaser shall use reasonable efforts to cause the proceeds of such bridge financing to be used immediately in lieu of such affected portion of the bond financing. For the purposes of this Agreement, the term “Debt Commitment Letter” shall be deemed to include any commitment letter (or similar agreement) with respect to any Alternative Financing arranged in compliance herewith (and any Debt Commitment Letter remaining in effect at the time in question). Purchaser shall keep Seller reasonably informed on a reasonably current basis of the status of its efforts to consummate the Debt Financing. The foregoing notwithstanding, compliance by Purchaser with this Section 5.13 shall not relieve Purchaser of its obligation to consummate the transactions contemplated by this Agreement whether or not the Debt Financing is available.

(d)               Prior to the Closing, Seller shall, and shall cause the Commercial Air Group to, and shall use its reasonable efforts to cause its and their respective officers, employees, consultants and other representatives (including legal and accounting representatives) to, provide all cooperation reasonably requested by Purchaser necessary, proper or advisable for the arrangement of the Debt Financing (provided that such requested cooperation does not unreasonably interfere with the ongoing operations of Seller or any of its Subsidiaries), including by:

(i)                 causing the management team and representatives (with appropriate seniority and expertise) of Seller and the Commercial Air Group to assist in preparation for, and participate in, a reasonable number of meetings, conference calls, drafting sessions, presentations, road shows, due diligence sessions and similar sessions with prospective Debt Financing Sources and other proposed lenders, legal counsel, underwriters, initial purchasers, placement agents and potential investors, and in sessions with rating agencies, upon reasonable advance notice and at reasonable times and mutually agreed places;

(ii)              assisting Purchaser with its preparation of pro forma financial information and pro forma financial statements and materials for rating agency presentations, offering documents, private placement memoranda, registration statements, bank information memoranda, prospectuses, business projections and similar documents used in connection with the Debt Financing and executing and delivering customary authorization letters and management representation letters in connection therewith;

(iii)            using reasonable efforts to cause the Transferred Company’s independent accountants to provide assistance and cooperation to Purchaser in connection with the Debt Financing, including participating in a reasonable number of drafting sessions and accounting due diligence sessions at reasonable times and mutually agreed places, assisting in the preparation of any pro forma financial statements to be included in the documents referred to in clause (ii) of this Section 5.13(d), providing consents to Purchaser to use their audit reports relating to the Transferred Company and providing a draft of any customary “comfort letters” (which, for the avoidance of doubt will be in accordance with American Institute of Certified Public Accountants (“AICPA”) Statement on Auditing Standards 72) prior to the beginning of the Marketing Period, which such accountants would be prepared to issue at the time of pricing and at closing of any offering or private placement of the Debt Financing (in the form of debt securities) pursuant to Rule 144A under the Securities Act;

(iv)             assisting in the preparation, negotiation, execution and delivery of definitive financing documentation and the schedules and exhibits thereto (including loan agreements, indentures, pledge and security documents, guarantees, hedging arrangements, legal opinions and certificates, management representation letters and other documents and back-up therefor) and otherwise facilitating the pledging of collateral by the Commercial Air Group effective as of the Closing Date;

(v)               requesting and cooperating in obtaining customary lien terminations and instruments of discharge and the return of any possessory collateral relating to any Indebtedness of the Commercial Air Group (other than any Indebtedness assigned or transferred to, or otherwise assumed by Purchaser or an Affiliate of the Purchaser as of Closing, pursuant to Section 5.19);

(vi)             cooperating with customary due diligence review of the Commercial Air Group, including by providing reasonable access during business hours at mutually agreed times to Purchaser and any Debt Financing Sources, and their respective officers, employees, consultants and representatives to information required in connection with the Debt Financing;

(vii)          furnishing to Purchaser and the Debt Financing Sources, as promptly as practicable following a request therefor, all financial and other information regarding the Transferred Company and the Business as may be reasonably requested by Purchaser and as is customary to be included in marketing materials for senior secured or unsecured non-convertible high-yield debt securities or bridge, term or revolving facility indebtedness, as applicable (or customary documentation and deliverables in connection therewith), including (A) the historical financial statements of the Transferred Company that are required by paragraphs 6(a) and 6(b) of Exhibit D to the Debt Commitment Letter (which the Seller shall use commercially reasonable efforts to provide on or prior to November 30, 2016), (B) all historical financial statements and historical financial data of the Transferred Company, in each case (1) prepared in accordance with GAAP and (2) that would be required by Regulation S-X under the Securities Act and any other accounting rules and regulations of the SEC for inclusion in a registration statement to be filed with the SEC with respect to debt securities of Purchaser (as of and for the periods required thereby) if Purchaser were acquiring the Transferred Company as a business, and such other customary information to be included therein (in each case subject to exceptions customary for a private placement of secured or unsecured non-convertible high-yield debt securities pursuant to Rule 144A promulgated under the Securities Act, including any information that would be required by (i) Rules 3-09, 3-10 and 3-16 of Regulation S-X, (ii) Item 402 of Regulation S-K and (iii) information regarding executive compensation and related party disclosure related to SEC Release Nos. 33-8732A, 34-54302A and IC-27444A), and (C) such other information regarding the Transferred Company as is otherwise necessary in order to receive customary (in connection with an offering of secured or unsecured non-convertible high-yield debt securities pursuant to Rule 144A promulgated under the Securities Act) “comfort” from the Transferred Company’s independent accountants in connection with such an offering of debt securities (all such information described in clauses (A) through (C) of this Section 5.13(d)(vii) together with any replacements or restatements thereof and any supplements thereto if any such information would cease to be Compliant, the “Required Financial Information”); and

(viii)        furnishing Purchaser and its Debt Financing Sources promptly, and in any event at least three (3) Business Days prior to the Closing, with all documentation and other information about the Commercial Air Group required by regulatory authorities under applicable “know your customer” and anti-money laundering rules and regulations, including the Uniting and Strengthening America by Providing Appropriate Tools Required to Intercept and Obstruct Terrorism Act (USA Patriot Act) of 2001 that is reasonably requested in writing by any Debt Financing Source through the Purchaser at least ten (10) Business Days prior to the Closing.

The foregoing notwithstanding, neither Seller nor any of its Subsidiaries shall be required to take, cause to be taken or permit the taking of any action pursuant to this Section 5.13(d) that would: (A) require Seller, its Subsidiaries or any Persons who are directors of Seller or its Subsidiaries to pass resolutions or consents to approve or authorize the execution of the Debt Financing or agree to any change or modification of any existing certificate, document, instrument or agreement, (B) cause any representation or warranty in this Agreement to be breached by Seller or any of its Subsidiaries, (C) require Seller or any of its Subsidiaries to pay any commitment or other similar fee or incur any other expense, liability or obligation in connection with the Debt Financing, (D) cause any director, officer or employee or stockholder of Seller or any of its Subsidiaries to incur any personal liability, (E) conflict with the organizational documents of Seller or its Subsidiaries or any applicable Laws, (F) provide access to or disclose information that Seller or any of its Subsidiaries determines would jeopardize any attorney-client privilege of Seller or any of its Subsidiaries, (G) result in a material violation or breach of, or a default (with our without notice, lapse of time or both) under, any contract to which Seller or any of its Subsidiaries is a party or (H) require Seller or any of its Subsidiaries to enter into any instrument, certificate, document or agreement, in each case other than the Commercial Air Group upon the Closing (and other than such customary management representation letters and authorization letters referred to in clause (ii) of this Section 5.13(d)). Nothing contained in this Section 5.13(d) or otherwise shall require Seller or any of its Subsidiaries to be an issuer or other obligor with respect to the Debt Financing (other than the Commercial Air Group upon the Closing).

(e)               Purchaser shall, upon request by Seller, reimburse Seller for all reasonable and documented out-of-pocket costs incurred by Seller or any of its Subsidiaries or their respective officers, employees, consultants and other representatives in connection with such cooperation. Parent shall indemnify and hold harmless Seller and its Subsidiaries and their respective officers, employees, consultants and other representatives from and against any and all losses suffered or incurred by them in connection with the arrangement of the Debt Financing, any action taken by them at the request of Purchaser pursuant to Section 5.13(d) and any information used in connection therewith (other than information provided in writing by or on behalf of Seller or its Subsidiaries specifically in connection with its obligations pursuant to Section 5.13(d)), in each case other than to the extent any of the foregoing arises from the gross negligence or willful misconduct of Seller or any of its Subsidiaries.

(f)                Seller consents to the reasonable use of the Transferred Company’s logos in connection with any Debt Financing in a manner customary for such financing transactions; provided that such logos are used solely in a manner that is not intended to or reasonably likely to harm or disparage the Transferred Company or the reputation or goodwill of the Commercial Air Group.

(g)               For the avoidance of doubt, the Parties hereto acknowledge and agree that the provisions contained in this Section 5.13 represent the sole obligation of Seller, its Subsidiaries and their respective representatives with respect to cooperation in connection with the arrangement of any financing (including any Debt Financing) to be obtained by Purchaser with respect to the transactions contemplated by this Agreement and no other provision of this Agreement (including the Exhibits and Schedules hereto) shall be deemed to expand or modify such obligations.

5.14          CIT Marks.

(a)               Purchaser, for itself and its Affiliates (including, after the Closing, the members of the Commercial Air Group), acknowledges and agrees that Purchaser is not purchasing, acquiring or otherwise obtaining any right, title or interest in or to the CIT Marks, and, except as provided in Section 5.14(b) and Section 5.14(c), (i) neither Purchaser nor any of its Affiliates (including, after the Closing, the members of the Commercial Air Group) shall have any rights in or to the CIT Marks, (ii) on the Closing Date, Purchaser shall cause the members of the Commercial Air Group to no longer hold themselves out as affiliated with Seller and cease any and all use of the CIT Marks (including in the respective corporate or other legal names of the members of the Commercial Air Group), and (iii) neither Purchaser nor any of its Affiliates (including, after the Closing, the members of the Commercial Air Group) shall use, register or seek to use or register in any jurisdiction any of the CIT Marks or any other Marks confusingly similar thereto.

(b)               For a phase-out period not to exceed nine (9) months immediately following the Closing Date or such shorter or longer period as required by applicable Law or Order (the “Phase-out Period”) Seller grants the Commercial Air Group a worldwide, royalty-free, non-transferrable, non-exclusive license to use the CIT Marks to the extent such CIT Marks appear on or are incorporated in the corporate or other legal name of any member of the Commercial Air Group or in any existing tangible materials acquired by Purchaser under this

Agreement in the same manner as used by the members of the Commercial Air Group prior to the Closing Date and, in each case, solely as necessary to wind down the use of, and transition away from, such CIT Marks. For the avoidance of doubt, during the Phase-out Period, Purchaser shall not (and shall cause its Affiliates, including, after the Closing, the members of the Commercial Air Group, not to) print, copy or create any selling, advertising, promotional or marketing materials (including, in each case, printed materials and electronic materials) bearing or incorporating the CIT Marks. At the end of such Phase-out Period, Purchaser shall (and shall cause its Affiliates, including, after the Closing, the members of the Commercial Air Group, to) have used its and their reasonable best efforts to have re-labelled, destroyed or exhausted all materials bearing or incorporating the CIT Marks, including signage, advertising, promotional materials, Software, packaging, inventory, electronic materials, collateral goods, stationery, business cards, websites and other materials, and have made all filings with any office, agency or body to effect the elimination of any use of the CIT Marks in the Business (including in the respective corporate or other legal names of the members of the Commercial Air Group), so as to bring Purchaser and its Affiliates, including, after the Closing, the members of the Commercial Air Group, into compliance with this Section 5.14(b), except to the extent that adhering to the provisions of this Section 5.14(b) would require the payment by Purchaser or its Affiliates (including, after the Closing, the members of the Commercial Air Group) in excess of $100,000, in the aggregate, to change the CIT Marks, including, without limitation in connection with any requirement to change or replace the CIT Mark under which an aircraft is registered, or (ii) require the consent or cooperation of a Third Party which is not forthcoming so long as Purchaser and its Affiliates have used their reasonable best efforts, in consultation with Seller and its Affiliates, to obtain such consent or cooperation. Following the end of the Phase-out Period, if Seller or any of its Affiliates discover any incident of usage of the CIT Marks by Purchaser or its Affiliates (including, after the Closing, the members of the Commercial Air Group) in violation of this Section 5.14(b), upon receipt of notice from Seller, Purchaser shall or shall cause its Affiliates (including, after the Closing, the members of the Commercial Air Group), as applicable, to promptly destroy or re-label the relevant materials incorporating the CIT Marks and shall certify (pursuant to a certificate signed by an authorized officer of Purchaser) the completion of such destruction or re-labeling. After the Closing Date, Purchaser shall not (and shall cause its Affiliates, including after Closing, the members of the Commercial Air Group, not to) represent that it has the authority to bind Seller or any of its Affiliates.

(c)               Commercial Air Group may at all times after the Closing Date (i) retain and use, for Commercial Air Group’s internal business purposes, records and other historical or archived documents containing or referencing the CIT Marks; (ii) use the CIT Marks to the extent required by or permitted as a fair use under applicable Law; and (iii) reference that Purchaser “acquired the commercial aircraft leasing business of CIT Group Inc.” or other words to that effect on their websites and in their advertising, marketing and promotional materials.

5.15          Restructuring.

(a)               Seller shall complete in all material respects the transactions set forth in steps 1 through 6 of the Restructuring Plan (such date of completion the “Restructuring Phase I Completion Date”) by January 20, 2017; provided, that Seller shall have no obligation to complete the transactions set forth in step 5 of the Restructuring Plan, or any subsequent steps in the Restructuring Plan, unless the Subsequent Deposit has been made by Purchaser with the

Escrow Agent in accordance with Section 2.8. Seller shall complete in all material respects the transactions set forth in steps 7 through 9 of the Restructuring Plan prior to Closing. Purchaser and Seller shall cooperate to complete in all material respects the transactions set forth in steps 10 and 14 of the Restructuring Plan immediately prior to the Canadian Closing. Purchaser and Seller shall cooperate to complete in all material respects the transactions set forth in steps 12 and 13 of the Restructuring Plan after the Canadian Closing. Without the prior written consent of Purchaser, which consent shall not to be unreasonably withheld, delayed or conditioned, Seller shall not amend the Restructuring Plan.

(b)               Notwithstanding the transactions contemplated by step 8 of the Restructuring Plan, following the date hereof and prior to the Closing Date, Seller and Purchaser shall use commercially reasonable efforts to negotiate in good faith to mutually agree to repay the ECA Indebtedness as described in step 8 of the Restructuring Plan or as otherwise mutually agreed alternative (the “ECA Repayment”); provided that Seller shall not be required to agree to any ECA Repayment option that Seller determines could impair or delay the consummation of the transactions contemplated by this Agreement or that Seller determines could have an adverse effect on Seller or its Affiliates (after giving effect to any proposal by Purchaser to hold Seller harmless from such adverse effect). If Seller and Purchaser mutually agree to implement an ECA Repayment alternative, then step 8 of the Restructuring Plan shall be modified accordingly and Seller and Purchaser shall each use commercially reasonable efforts to consummate the transactions contemplated by the ECA Repayment. If Seller and Purchaser do not reach mutual agreement then step 8 of the Restructuring Plan shall not be modified.

5.16          Parent Shareholder Notice.

(a)               As soon as reasonably practicable following the date of this Agreement, Parent shall prepare a Parent Shareholder Notice that conforms with the requirements of applicable Law and SZSE rules, and file the Parent Shareholder Notice with the SZSE. Seller will furnish to Parent the information relating to it and its Affiliates as set forth on Section 5.16 of the Purchaser Disclosure Schedule and as otherwise reasonably requested by Parent and shall otherwise cooperate with and assist Parent, at Parent’s reasonable request, in connection with the Parent Shareholder Notice; provided that Seller shall have no obligation to provide (x) any information that is not reasonably available to Seller or (y) financial statements or opinions or reports from auditors, in each case other than the Financial Statements and Audited Interim Financial Statements; and provided, further, that Parent (or, if so requested by Seller, Purchaser or Purchaser Direct Parent) will reimburse Seller for all out-of-pocket costs and expenses incurred in connection with Seller’s provision of such information or other cooperation requested by Parent. Seller agrees to notify Parent of any information provided by Seller for use in the Parent Shareholder Notice that to the Knowledge of Seller and prior to the SZSE Approval has become false or misleading in any material respects.

(b)               With respect to the officer’s certificate of Seller contemplated by Section 5.16(3)(a) of the Purchaser Disclosure Schedule (the “Certificate”), each of Parent, Purchaser Direct Parent and Purchaser hereby, on behalf of itself and its Affiliates, acknowledges and agrees that Seller and such officer executing the Certificate shall have no liability with respect such Certificate and voluntarily, irrevocably, unconditionally and completely waives and releases, acquits and forever discharges Seller, its Affiliates and such officer from any and all claims, demands, rights, promises, causes of actions, suits, expenses, damages and liabilities of any nature whatsoever in any way arising out of or based upon such Certificate. Purchaser Direct Parent will indemnify the Seller, its Affiliates and such officer for any Liability arising out of or related to such certificate other than in respect of claims for which Purchaser would be entitled to indemnification under the Agreement.

(c)               Prior to filing the Parent Shareholder Notice (or any amendment or supplement thereto) with the SZSE, Seller and its counsel shall be given, a reasonable opportunity (and in the case of the Parent Shareholder Notice, in no event less than five (5) Business Days or such less number of days as Seller may agree), to review and comment on the Parent Shareholder Notice (or any amendment or supplement thereto), and Parent shall consider in good faith all reasonable additions, deletions or changes suggested thereto in good faith by Seller or its counsel. Without limiting the foregoing, unless otherwise agreed by Seller, Parent shall file the Parent Shareholder Notice with the SZSE within fifteen (15) Business Days after the Seller has furnished to Parent the Audited Interim Financial Statements pursuant to Section 5.17. Parent shall notify Seller as promptly as practicable and legally permitted upon the receipt of any comments from the SZSE or any Governmental Entity with respect to, or any request from the SZSE or any Governmental Entity for amendments or supplements or other changes to, the Parent Shareholder Notice, and shall provide Seller with copies of all correspondence between it and its Representatives, on the one hand, and the SZSE or such Governmental Authority, on the other hand; and, in connection with the foregoing, Seller shall provide information as required in the second sentence of this Section 5.16 to assist Parent in responding to as promptly as practicable any such comments or requests received by Parent. Parent shall respond as promptly as practicable to any such comments or requests.

5.17          Audited Interim Financial Statements.

(a)               Seller shall use reasonable best efforts to deliver to Parent an audited combined balance sheet at September 30, 2016 and related combined statement of income, comprehensive income, changes in parent company net investment and cash flows for the nine (9) months ended September 30, 2016 of C2 Aviation Capital, Inc. and its subsidiaries, conducted in accordance with the standards of the AICPA (the “Audited Interim Financial Statements”) on or prior to January 20, 2017, but in any event no later than January 25, 2017. If Seller delivers the Audited Interim Financial Statements prior to January 20, 2017, Purchaser shall pay Seller a fee equal to $285,715 times the number of days from the date Seller delivers the Audited Interim Financial Statements up to and including January 20, 2017. Such fee shall be payable from Purchaser to Seller in immediately available funds within five (5) Business Days following delivery of the Audited Interim Financial Statements to an account designated by Seller. The scope of the Audited Interim Financial Statements shall be substantially the same assets, liabilities and business as presented in the C2 Form 10 (including, for the avoidance of doubt, the financial statement data derived from Seller’s interest in the JV Shares). The Audited Interim Financial Statements shall be prepared in accordance with GAAP and will include footnotes in the form substantially similar to those included in the audited financial statements for the year ended December 31, 2015 presented in the C2 Form 10, other than those footnotes related to income tax, which will be prepared on the basis of an annual estimated effective tax rate. Notwithstanding the foregoing, the Audited Interim Financial Statements shall not be required to include comparative information for any prior periods, including the nine months ended September 30, 2015. Seller shall use commercially reasonable efforts to deliver the Audited Interim Financial Statements with an unqualified audit opinion; provided, however, that the delivery of the Audited Interim Financial Statements with a qualified audit opinion will satisfy Seller’s obligations under this Section 5.17(a).

(b)               If either (x) Seller does not deliver the Audited Interim Financial Statements to Purchaser on or prior to January 25, 2017 or (y) the Restructuring Phase I Completion Date has not occurred on or prior to January 20, 2017, then Seller shall use reasonable best efforts to deliver to Parent an audited combined balance sheet at December 31, 2016 and related combined statement of income, comprehensive income, changes in parent company net investment and cash flows for the year ended December 31, 2016 of C2 Aviation Capital, Inc. and its subsidiaries, conducted in accordance with the standards of the AICPA (the “2016 Audited Financial Statements”) on or prior to April 21, 2017. The scope of the 2016 Audited Financial Statements shall be substantially the same assets, liabilities and business as presented in the C2 Form 10 (including, for the avoidance of doubt, the financial statement data derived from Seller’s interest in the JV Shares). The 2016 Audited Financial Statements shall be prepared in accordance with GAAP and will include footnotes in the form substantially similar to those included in the audited financial statements for the year ended December 31, 2015 presented in the C2 Form 10. Notwithstanding the foregoing, the 2016 Audited Financial Statements shall not be required to include comparative information for any prior periods, including the year ended December 31, 2015. Seller shall use commercially reasonable efforts to deliver the 2016 Audited Financial Statements with an unqualified audit opinion; provided, however, that the delivery of the 2016 Audited Financial Statements with a qualified audit opinion will satisfy Seller’s obligations under this Section 5.17(b).

5.18          Parent Shareholder Meeting. As promptly as practicable following the receipt of the SZSE Approval, but in any event no later than the seventeenth (17th) calendar day after receipt of the SZSE Approval, Parent shall hold the Parent Shareholder Meeting and shall not postpone or adjourn the Parent Shareholder Meeting without Seller’s prior written consent. The Parent Board shall recommend in the Parent Shareholder Notice and at the Parent Shareholder Meeting that its shareholders vote in favor of approving this Agreement and the transactions contemplated by the Agreement at the Parent Shareholder Meeting and shall use its reasonable best efforts to obtain the Parent Shareholder Approval. The Parent Board shall not withdraw, amend, modify, alter or otherwise change such recommendation in any manner adverse to Seller. Except as may be expressly required by the SZSE, applicable Law or the corporate organizational documents of Parent to obtain the SZSE Approval, Parent shall not amend, modify, alter or otherwise make any changes to the Parent Shareholder Notice (and any such amendment, modification, alteration or other change shall not affect the timing requirements provided in the first sentence of this paragraph); provided, that, Seller and its counsel shall be provided a reasonable opportunity to review and comment on any such amendment or modification and Parent shall give reasonable and good faith consideration to such comments. For the avoidance of doubt, any communications from Parent or its Affiliates related to the Parent Shareholder Meeting shall be made in accordance with the provisions of Section 5.6.

5.19          Commercial Air Group Indebtedness. Purchaser will co-operate with Seller and provide all necessary information and assistance reasonably required by Seller from Purchaser if Seller elects to seek any third-party consents or approvals (the “Specified Indebtedness

Consents”) necessary for the Indebtedness set forth on Section 5.19 of the Seller Disclosure Schedule (the “Specified Indebtedness”) to be assigned or transferred to, or otherwise assumed by, Purchaser or an Affiliate of Purchaser as of the Closing. If some or all of the Specified Indebtedness Consents are obtained after the date hereof but by December 31, 2016, Purchaser or an Affiliate of Purchaser shall, as of Closing, assume all or such portion of the Specified Indebtedness for which the Specified Indebtedness Consents have been timely obtained, including all rights and obligations thereunder, and Seller and its Affiliates and their respective assets shall be released from all liabilities, liens and obligations with respect to such assumed Specified Indebtedness. If Purchaser or an Affiliate of Purchaser assumes all or a portion of the Specified Indebtedness, Seller will reimburse Purchaser for any commitment fees incurred and actually paid by Purchaser in respect of the portion of the Debt Financing that would have been necessary to repay the full principal amount of such assumed Specified Indebtedness; provided, that Seller shall not be required to reimburse Purchaser for an amount greater than $1,500,000. Seller shall cause to be repaid in full at or prior to Closing all Commercial Air Group Indebtedness and shall deliver the documents set forth in Section 2.3(b)(iv)(E) in connection therewith at Closing other than Specified Indebtedness for which Specified Indebtedness Consents have been obtained by December 31, 2016. Notwithstanding the foregoing, Seller shall not adversely modify the terms of any Commercial Air Group Indebtedness that is to be assigned or transferred to, or otherwise assumed by, Purchaser or an Affiliate of Purchaser as of the Closing pursuant to this Section 5.19 without the prior written consent of Purchaser.

5.20          Leases and Subleases.

(a)               Seller shall cause the members of the Seller Group that are party to the lease in Section 5.20(a) of the Seller Disclosure Schedule to effect an amendment to such Lease on such terms as set forth in Section 5.20(a) of the Seller Disclosure Schedule and in such form as is reasonably acceptable to Seller and the Purchaser.

(b)               Seller shall use commercially reasonable efforts, at Purchaser’s expense, to obtain the required consents to effect an assignment and amendment of the office lease set forth in Section 5.20(b) of the Seller Disclosure Schedule in such form as is reasonably acceptable to Seller and Purchaser.

(c)               Upon prior written notice from the Purchaser, Seller shall take commercially reasonable efforts to provide the notice as set forth in Section 5.20(c) of the Seller Disclosure Schedule.

5.21          Exclusion of Seller Joint Venture.

(a)               The Parties agree that Purchaser will not be acquiring the JV Shares that are reflected in the Financial Statements (and that will be reflected in the Audited Interim Financial Statements) pursuant to this Agreement. Accordingly, the Purchase Price will not include the book value of the JV Shares.

5.22          Canadian Bump. From and after the date of this Agreement, and for a period of 36 months following the Closing, the Seller undertakes that the Seller, any Person that controls the Seller, directly or indirectly and any Person that the Seller controls, directly or indirectly (a "Controlled Specified Shareholder")

(a)               Will not knowingly, or through failure to take reasonable care, own, purchase or acquire, directly or indirectly, any shares, partnership interests, loans, indebtedness, or any other forms of securities (including options to acquire the foregoing and any securities convertible or exchangeable into any of the foregoing) in the Purchaser or any of its Affiliates, or any securities that derive 10% or more of their value from securities in the Purchaser or any of its Affiliates (all such property, "Prohibited Investments") in circumstance to which subparagraph 88(1)(c)(vi) of the Canadian Tax Act applies; and

(b)               will not knowingly cause, direct, influence or consent to any corporation in which the Seller or a Controlled Specified Shareholder is a "specified shareholder" for the purpose of subparagraph 88(1)(c)(vi) of the Canadian Tax Act owning, purchasing or acquiring, directly or indirectly, any Prohibited Investments in circumstance to which subparagraph 88(1)(c)(vi) of the Canadian Tax Act applies.

5.23          Irish Servicing Agreement. Following the Closing and until such time as CITAI has no further obligations under the Irish Servicing Agreement, Purchaser and/or its Affiliates shall cause any services required to be performed by CITAI (i) to be performed by CITAI on the same terms and conditions as apply on the date hereof, including with respect to compensation currently received by Seller and its Affiliates, and (ii) to be performed directly by employees of CITAI or by independent contractors engaged and directed by employees of CITAI, in each case, in Ireland; provided, that the Irish Servicing Agreement does not impose any restrictions on the ability of Purchaser or its Affiliates to operate its business. At any time prior to the Closing Date, Seller may, without the consent of Purchaser, terminate the Irish Servicing Agreement or amend the Irish Servicing Agreement to remove CITAI as a party thereto.

5.24          Canadian Tax Matters.

(a)               Purchaser shall, at Purchaser’s expense, prepare and timely file or shall cause to be prepared and timely filed (i) any Tax Return of each of Purchaser Sub and CIT ULC for any of its taxable periods ending after the Closing Date that includes a transaction in the Restructuring Plan, (ii) the Tax Return for the first taxable period of the entity resulting from the amalgamation, at step 12 of the Restructuring Plan, between Purchaser Sub and CIT ULC (“CanAmalCo”), which shall include (x) a designation under paragraph 88(1)(d) of the Canadian Tax Act to increase the cost to CanAmalCo of its member interests of CIT LLC by an amount equal to the maximum amount permissible under the Canadian Tax Act and (y) an election under section 93 of the Canadian Tax Act in respect of disposition by CanAmalCo of its CIT LLC member interests containing an elected amount that is equal to the tax-free surplus balance of CIT LLC, within the meaning of subsection 5905(5.5) of the Income Tax Regulations (Canada), and (iii) a form filed by Purchaser Sub with the Minister of National Revenue containing all information required by, and prepared in a manner that complies with, paragraph 212.3(7)(d) of the Canadian Tax Act.

(b)               Any debt financing raised by Parent or any of its Affiliates to finance the acquisition of CIT ULC or the Transferred Company will be indebtedness that was issued for consideration that consists solely of money.

(c)               From and after the date of this Agreement, and for a period of 36 months following the Closing, Parent and its Affiliates (including Purchaser Direct Parent, Purchaser, and CanAmalCo) will not knowingly remarket, offer for sale, or transfer any property distributed to CanAmalCo by CIT ULC on the amalgamation of CIT ULC and Purchaser Sub, for purposes of subsection 88(1) of the Canadian Tax Act (including, without limitation, CIT LLC member interests), or any property substituted for any such distributed property (within the meaning of subsection 88(1) of the Canadian Tax Act), other than any publicly traded security, to any person who was a shareholder of CIT Group Inc. at any time in the period from 6 months preceding the execution of this Agreement to the Closing Date.

(d)               Any equity financing raised by Purchaser Sub to finance the acquisition of CIT ULC will be shares of its capital stock issued for consideration that consists solely of money.

Article VI

EMPLOYEE MATTERS COVENANTS

6.1              Treatment of Transferred Employees.

(a)               Seller shall, or shall cause its applicable Affiliates to, subject to employee consent where required in any non-U.S. jurisdiction, transfer the employment of each (i) Business Employee who is not already employed by a member of the Commercial Air Group to a member of the Commercial Air Group, effective no later than the Closing Date, and (ii) employee who is not a Business Employee and who is otherwise employed by a member of the Commercial Air Group from such member of the Commercial Air Group to Seller or any of its Affiliates (other than a member of the Commercial Air Group), as designated by Seller, prior to the Closing Date. Any Business Employee who remains an employee of a member of the Commercial Air Group as of the Closing, including an employee on approved leave of absence, shall be referred to as a “Transferred Employee.” Notwithstanding any of the foregoing, with respect to any LTD Employee, Purchaser shall make an offer of employment consistent with the requirements set forth in this Article VI, contingent on such LTD Employee’s ability to return to employment within six (6) months following the Closing Date or such longer period as may be required by applicable law and when an LTD Employee has (i) accepted the offer and (ii) returns to active status, such LTD Employee shall be considered a Transferred Employee.

(b)               For a period of twelve (12) months following the Closing (the “Continuation Period”), Purchaser shall provide, or shall cause to be provided, to each Transferred Employee (i) base compensation (including base salary or hourly rate of pay, as applicable) that is no less than that provided to the Transferred Employee immediately before the Closing, (ii) incentive compensation opportunities that are no less favorable than the incentive compensation opportunities (paid in cash or equity-based), in the aggregate, applicable to the Transferred Employee immediately before the Closing (which for the avoidance of doubt, may be paid by Purchaser in cash (with a market rate of return if subject to mandatory deferral, vesting beyond the first quarter following the year to which the incentive relates (in the case of short-term incentive) or vesting over more than one year) if equity-based compensation is not otherwise awarded to similarly situated employees of Purchaser), and (iii) benefits, including, without limitation, healthcare and other welfare benefits (other than post-retirement welfare benefits and retention benefits), vacation, leaves, holidays, sick time, and personal time off, retirement (other than defined benefit pension plan benefits), and other compensation programs that are substantially comparable in the aggregate to those provided to the Transferred Employee immediately before the Closing. Notwithstanding any other provision of this Agreement to the contrary, Purchaser shall provide, or shall cause to be provided, to each Transferred Employee who, during the Continuation Period, is terminated or receives notice of termination, including under any circumstances that would entitle such Transferred Employee to severance under the terms of the severance arrangements set forth on Section 6.1(b) of the Seller Disclosure Schedule, severance benefits equal to the severance benefits under such severance arrangements.

(c)               For all purposes under the employee benefit plans of Purchaser and its Subsidiaries providing benefits to any Transferred Employees after the Closing, including the Assumed Plans (the “New Plans”), each Transferred Employee shall be credited with his or her years of service with Seller and its Subsidiaries and their respective predecessors before the Closing, to the same extent as such Transferred Employee was entitled, before the Closing, to credit for such service under any similar Benefit Plan in which such Transferred Employee participated or was eligible to participate immediately prior to the Closing, provided that (other than in the case of severance benefits or for purposes of any Assumed Plan) the foregoing shall not apply with respect to benefit accrual under any defined benefit pension plans or to the extent that its application would result in a duplication of benefits or to the extent prior service is not credited to similarly situated employees of Purchaser or its Subsidiaries under such plans. In addition, and without limiting the generality of the foregoing, Purchaser shall (i) cause each New Plan to provide that each Transferred Employee shall be immediately eligible to participate, without any waiting time, in any and all New Plans to the extent coverage under such New Plan is comparable to a Benefit Plan in which such Transferred Employee participated immediately before the Closing (such plans, collectively, the “Old Plans”), and (ii) use commercially reasonable efforts to cause each New Plan to provide that for purposes of each New Plan providing medical, dental, pharmaceutical and/or vision benefits to any Transferred Employee, all pre-existing condition exclusions and actively-at-work requirements of such New Plan to be waived for such employee and his or her covered dependents, unless such conditions would not have been waived under the comparable Old Plan, and Purchaser shall cause any eligible expenses incurred by such employee and his or her covered dependents during the portion of the plan year of the Old Plans ending on the date such employee’s participation in the corresponding New Plan begins to be taken into account under such New Plan for purposes of satisfying all deductible, coinsurance and maximum out-of-pocket requirements applicable to such employee and his or her covered dependents for the applicable plan year as if such amounts had been paid in accordance with such New Plan for the same plan year.

6.2              WARN and Corresponding State Laws. Seller shall be solely responsible for and agrees to indemnify, hold harmless and, at the option of Purchaser, to defend Purchaser and its Affiliates from and against any Liability under WARN with respect to employee losses occurring on or prior to the Closing Date solely as a result of Seller’s actions or Seller’s failure to serve sufficient notice pursuant to WARN. Purchaser shall assume and be solely responsible for and agrees to indemnify, hold harmless and, at the option of Seller, to defend Seller and its Affiliates from and against any Liability under WARN with respect to employee losses occurring after the Closing Date as a result of Purchaser’s actions or Purchaser’s failure to serve sufficient notice pursuant to WARN (whether due to Purchaser’s actions or Purchaser’s failure to serve sufficient notice pursuant to WARN (a) alone or (b) in combination with Seller’s actions or Seller’s failure to serve sufficient notice pursuant to WARN). Within five days following the Closing Date, Seller shall provide Purchaser with a list of all employment losses that have occurred in the 90 days preceding the Closing Date at each site of employment where any Business Employee works. During the 90 days following the Closing Date, Purchaser shall provide Seller with notice of all employment losses that occur during such 90-day period (which notice shall be delivered within five days following each such employment loss) at each site where a Transferred Employee works following the Closing.

6.3              Transfer of Assumed Plans; Retention and Transaction Success Awards.

(a)               At or prior to the Closing, Seller shall (or shall cause its applicable Affiliates to) transfer any Assumed Plan (and any corresponding Assets and Liabilities) that is not sponsored or maintained by a member of the Commercial Air Group to a member of the Commercial Air Group and, subject to Section 6.3(b), on and after the Closing, Purchaser shall and shall cause the applicable members of the Commercial Air Group to assume (and indemnify Seller and its Affiliates against) all Liabilities with respect to the Assumed Plans (whether incurred prior to, on or after the Closing Date). From and after the Closing, Purchaser shall, and shall cause the Commercial Air Group to, honor all Assumed Plans in accordance with their terms. Seller shall take all actions as are necessary so that effective as of and contingent upon the Closing, no member of the Commercial Air Group is an adopting employer with respect to any Benefit Plan that is not an Assumed Plan.

(b)               Without limiting the generality of the foregoing, Purchaser shall or shall cause the applicable members of the Commercial Air Group to pay all obligations under the Assumed Plans set forth on Section 6.3(b) of the Seller Disclosure Schedule; provided, however, within thirty (30) days following Seller’s receipt of notice from Purchaser that a “Retention Award” or “Transaction Success Award” (as defined in the applicable Assumed Plan, for the avoidance of doubt, including under the Knittel Employment Agreement) has been paid by Purchaser or the applicable members of the Commercial Air Group in accordance with the terms of the applicable Assumed Plan (which notice shall include documentation evidencing such payment), Seller shall reimburse Purchaser for the amount paid by Purchaser or the applicable members of the Commercial Air Group and any related payroll Tax obligations, less any related Tax deduction realized by Purchaser or the applicable members of the Commercial Air Group. Any amounts deposited with an escrow agent in respect of the Transaction Success Award payable under the Knittel Employment Agreement shall not reduce the Adjusted Net Asset Amount. For the avoidance of doubt, Purchaser and its Affiliates shall have no payment obligations whatsoever with respect to a Retention Award or Transaction Success Award paid to any individual who is not a Transferred Employee, and, other than with respect to the reimbursement of Retention Awards and Transaction Success Awards contemplated by this Section 6.3, Seller and its Affiliates shall have no Liabilities with respect to the Assumed Plans (including with respect to severance obligations thereunder), provided that any obligations

(excluding severance obligations (other than the “Additional ERP Credit” as defined under the Knittel Employment Agreement)) under the Knittel Employment Agreement in respect of a Benefit Plan sponsored by Seller and its Affiliates that is not an Assumed Plan shall remain a Liability of Seller and its Affiliates.

6.4              Unused Vacation, Sick Leave and Personal Time. Purchaser shall honor all unused accrued vacation, sick leave and other personal time off of each Transferred Employee during the calendar year in which the Closing Date occurs, to the extent an accrual for such Liability is reflected on the Closing Adjusted Net Asset Statement. Thereafter, the Transferred Employees shall be subject to, and commence to accrue benefits under, the vacation, sick leave and other personal time off policies of Purchaser applicable to the respective Transferred Employee, consistent with Section 6.1 of this Agreement; provided that, unless Purchaser’s plan otherwise provides for more generous carry over rules, the Transferred Employees shall be entitled to carryover unused vacation, sick leave and other personal time off to the calendar year following the calendar year in which the Closing Date occurs to the same extent any such time would have been carried over under Seller’s policies (and, with respect to Transferred Employees based in the United States, in all cases not to exceed a maximum of five carry-over days unless otherwise required by applicable Law).

6.5              Incentive Awards.

(a)               From and following the Closing, Seller and its Affiliates shall retain all Liabilities related to incentive compensation earned with respect to periods prior to January 1, 2017 (including without limitation, the deferred portion of incentives that have previously been awarded); provided, however, if Seller determines it is administratively impractical for Seller and its Affiliates to pay any portion of such incentive compensation, Seller may direct Purchaser to pay any unpaid amounts (i) in the case of cash incentive compensation earned with respect to 2016 that is not deferred, to the extent such amounts and any related payroll Tax obligations, less any related Tax deduction realized by Purchaser or its Affiliates, are reflected on the Closing Adjusted Net Asset Statement and (ii) in the case of all other incentive compensation, to the extent Seller reimburses Purchaser for the amount paid by Purchaser or its Affiliates and any related payroll Tax obligations, less any related Tax deduction realized by Purchaser or its Affiliates.  Without limiting the generality of the foregoing, any amounts of incentive compensation earned with respect to 2016 that would ordinarily be paid in the form of equity-based awards may instead be paid in the form of deferred cash awards.

(b)               Purchaser and its Affiliates shall assume all Liabilities with respect to any annual incentive opportunity pursuant to any incentive or bonus arrangement or practice covering Transferred Employees in respect of 2017, with such individual and aggregate awards determined in accordance with the terms of the applicable incentive arrangement or practice applicable to the Transferred Employee as in effect immediately prior to the Closing and consistent with past practice; provided that, Purchaser may pay any portion of such incentive compensation that was customarily paid by the Seller Group in equity-based awards in cash (with a market rate of return if subject to mandatory deferral or vesting beyond the first quarter of 2018) if equity-based compensation is not otherwise awarded to similarly situated employees of Purchaser; provided further that the terms of any award that is granted by Purchaser or its Affiliates in respect of an obligation assumed hereunder shall be no less favorable (including with respect to vesting schedule, which shall be solely time-based) than the terms of any corresponding award that would have been granted by Seller or its Affiliates.

6.6              Employee Data. Not less than two (2) Business Days prior to the execution of this Agreement, Seller shall provide to Purchaser a spreadsheet which accurately sets forth, as of the date thereof, and except as limited or prohibited by applicable Law, the following information with respect to each Business Employee: (i) employee identification number, job title, reporting relationship and work location; (ii) date of hire; (iii) whether employed on a full-time or part-time basis; (iv) current base salary or hourly rate of compensation; (v) 2016 annual incentive opportunity and annual incentive award paid for the 2015 performance year; and (vi) whether such employee is on a short-term or temporary leave of absence, and in such case, the expected return-to-work date if known, which spreadsheet shall be updated, generally and to also include data on accrued vacation, sick leave and paid time off and immigration status if employed in the U.S. and not a U.S. citizen, by Seller five (5) Business Days prior to the Closing Date.

6.7              Cooperation. Following the Closing, Purchaser shall provide Seller with such information as Seller reasonably requests regarding the Transferred Employees in order for Seller to administer its post-Closing obligations to Transferred Employees under the Benefit Plans, and Purchaser shall notify Seller of the termination of each Transferred Employee’s employment with Purchaser and its Affiliates with ten (10) Business Days following each such termination.

6.8              No Third-Party Beneficiaries. This Agreement is solely for the benefit of the Parties and is not intended to confer upon any other Persons any rights or remedies hereunder. Except as expressly provided in this Agreement, nothing in this Agreement shall be construed to create a right in any employee to employment with Purchaser, Seller or any of their respective Affiliates, be treated as establishing or amending any employee benefit plan or arrangement of Purchaser, Seller or any of their respective Affiliates, or preclude Purchaser, Seller or any of their respective Affiliates from amending, merging, modifying, terminating, eliminating, reducing, or otherwise altering in any respect any employee benefit plan or arrangement, including any Benefit Plan or Assumed Plan, any benefit thereunder or any trust, insurance policy or funding vehicle related to any of the foregoing.

Article VII

TAX MATTERS

7.1              Tax Indemnification by Seller. Subject to Section 10.2(b)(iv), effective as of and after the Closing Date, Seller shall pay or cause to be paid, and shall indemnify Purchaser and its Affiliates (including the members of the Commercial Air Group after the Closing Date) (collectively, the “Purchaser Tax Indemnified Parties”) and hold each Purchaser Tax Indemnified Party harmless from and against, without duplication, (i) any Taxes imposed on or with respect to any member of the Seller Group for any taxable period; (ii) any Taxes for any Pre-Closing Period arising out of any breach of or inaccuracy in any of the representations and warranties set forth in Section 3.13; (iii) any Taxes of any member of the Seller Group for which any member of the Commercial Air Group is liable solely as a result of Treasury Regulation Section 1.1502-6

(or any similar provision of applicable state, local or foreign Law); (iv) any Taxes arising out of or relating to any breach by Seller of any covenant or agreement of Seller contained in this Agreement; (v) any Income Taxes imposed on or with respect to any member of the Commercial Air Group for taxable periods (or portions of taxable periods) ending on or before the Closing Date, whether shown or required to be shown on a Target Separate Tax Return or a Combined Tax Return; (vi) any Seller Restructuring Taxes; (vii) any Taxes for which Seller is responsible under Section 7.11; and (viii) reasonable out-of-pocket marginal fees and expenses attributable to any item described in clauses (i) to (vii); provided, however, that Seller shall not be required to pay or cause to be paid, or to indemnify or hold harmless the Purchaser Tax Indemnified Parties from and against any Taxes for which Purchaser is responsible pursuant to Section 7.2, and provided, further, for the avoidance of doubt that Seller shall not be required to indemnify or hold harmless the Purchaser Tax Indemnified Parties from and against any Taxes imposed on Purchaser or any of its Affiliates (including the Commercial Air Group after the Closing Date) related to the operations or activities, on income earned or withholding Taxes incurred, in each case in any taxable period or portion thereof beginning after the Closing Date as a result of reliance by Purchaser (or any of its Affiliates) on (x) the past practices of Seller or (y) any representation contained in Section 3.13.

7.2              Tax Indemnification by Purchaser. Effective as of and after the Closing Date, Purchaser and the members of the Commercial Air Group shall pay or cause to be paid, and shall jointly and severally indemnify the Seller Group (collectively, the “Seller Tax Indemnified Parties”) and hold Seller Tax Indemnified Party harmless from and against, without duplication, (i) any Income Taxes imposed on or with respect to any member of the Commercial Air Group for taxable periods (or portion of taxable periods) ending after the Closing Date; (ii) any Taxes (other than Income Taxes) imposed on or with respect to any member of the Commercial Air Group to the extent reflected on any Tax Return not required to be filed on or before the Closing Date; (iii) any Taxes arising from any action or transaction by Purchaser or any member of the Commercial Air Group outside the ordinary course of business on the Closing Date after the Closing; (iv) any Taxes arising out of or relating to any breach of any covenant or agreement of Purchaser contained in this Agreement; (v) any Purchaser Restructuring Taxes; (vi) any Taxes for which Purchaser is responsible under Section 7.11; and (vii) any reasonable out-of-pocket marginal fees and expenses attributable to any item described in clauses (i) to (vi); provided, however, that Purchaser shall not be required to pay or cause to be paid, or to indemnify or hold harmless the Seller Tax Indemnified Parties from and against any Taxes that would not have been payable if not for a breach by Seller or any member of the Seller Group of any of its representations, warranties or covenants in this Agreement, or for which Seller is required to indemnify the Purchaser Tax Indemnified Parties pursuant to Section 7.1. For the avoidance of doubt, except as provided in Section 7.1, all Taxes (including Transfer Taxes but excluding Seller Restructuring Taxes) imposed on the Purchaser or any of its Affiliates (including the Commercial Air Group) on income earned, or withholding tax incurred, after the Closing shall be for Purchaser’s account (and Purchaser shall indemnify and hold harmless the Seller Tax Indemnified Parties from and against any such Taxes).

7.3              Tax Returns.

(a)               Seller shall, at Seller’s expense, prepare and timely file or shall cause to be prepared and timely filed (i) any Tax Return of a member of the Seller Group or of a consolidated, combined or unitary group that includes any member of the Seller Group (or any Combined Tax Return) and (ii) any Tax Return (other than any Combined Tax Return) required to be filed by or with respect to any member of the Commercial Air Group, in the case of this clause (ii), that is due on or before the Closing Date (taking into account any extensions). Except as required by Law, Purchaser shall not amend or revoke any Tax Return described in the immediately preceding sentence (or any notification or election relating thereto) without the prior written consent of Seller. Purchaser shall promptly provide (or cause to be provided) to Seller any information already in the possession of the members of the Commercial Air Group or Purchaser reasonably requested by Seller to facilitate the preparation and filing of any Tax Returns described in this Section 7.3(a), and Purchaser shall use commercially reasonable efforts to prepare (or cause to be prepared) such information in a manner and on a timeline requested by Seller, which information and timeline shall be consistent with the past practice of the relevant member of the Commercial Air Group.

(b)               Except for any Tax Return required to be prepared by Seller pursuant to Section 7.3(a), Purchaser shall prepare and timely file or cause to be prepared and timely filed all Tax Returns with respect to the members of the Commercial Air Group. In the case of any such Tax Return for a Pre-Closing Period or a Straddle Period (a “Purchaser Tax Return”), Purchaser shall prepare or cause to be prepared such Tax Return in a manner consistent with past practices of the relevant member of the Commercial Air Group except as may be otherwise required by Law. Purchaser shall deliver to Seller for its review, comment and approval (which approval shall not be unreasonably withheld, conditioned or delayed) a copy of each Purchaser Tax Return at least twenty (20) days prior to the due date thereof (taking into account any extensions). Seller shall provide any comments to Purchaser within ten (10) days of receipt of any such Purchaser Tax Return and Purchaser shall revise such Purchaser Tax Return to reflect any reasonable comments received from Seller. Except as required by Law, Purchaser shall not amend or revoke any such Purchaser Tax Returns (or any notification or election relating thereto) without the prior written consent of Seller (which consent shall not be unreasonably withheld, conditioned or delayed).

(c)                Notwithstanding anything to the contrary in this Agreement, Seller shall not be required to provide any Person with any Tax Return or copy of any Tax Return of (i) any member of the Seller Group or (ii) a consolidated, combined or unitary group that includes any member of the Seller Group (or any Combined Tax Return), except, in each case such Tax Returns reasonably requested by any Person in connection with the preparation of any Tax Return, any Tax audit or examination in connection with an administrative or judicial proceeding involving a Tax authority relating to Taxes.

7.4              Certain Tax Benefits.

(a)               If Purchaser or any of its Affiliates (including, after the Closing Date, the members of the Commercial Air Group) actually realizes a Tax Benefit as a result of any audit adjustment (or adjustment in any other Tax Proceeding) made with respect to any Tax Item by any taxing authority with respect to Taxes for which Seller is responsible under Section 7.1, then Purchaser shall, or shall cause the appropriate Affiliate to, use its reasonable best efforts to claim such Tax Benefit and, to the extent such Tax Benefit is actually realized in the year that such audit adjustment (or adjustment in any other Tax Proceeding) becomes final (or in a prior year or either of the two (2) succeeding years), pay to Seller the amount of such Tax Benefit within fifteen (15) days of filing the Tax Return in which such Tax Benefit is actually realized.

(b)               Seller shall be entitled to any Tax Benefit arising from any Tax Item arising in respect of any payment, loss, obligation, liability or Tax that Seller or any of its respective Affiliates are responsible for under this Agreement or otherwise, and Purchaser acknowledges and agrees that neither Purchaser nor any of its Affiliates (including, after the Closing Date, the members of the Commercial Air Group) shall claim any such Tax Item on any Tax Return for a Post-Closing Period; provided, however, that if any such Tax Item is not permitted by applicable Law to be claimed on a Tax Return for which Seller has filing responsibility pursuant to Section 7.3(a) and is permitted by applicable Law to be claimed on a Tax Return for which Purchaser has filing responsibility pursuant to Section 7.3(b), then Purchaser shall use its reasonable best efforts to claim such Tax Item and pay to Seller the amount of any Tax Benefit actually realized as a result of claiming such Tax Item on such Tax Return.

(c)               Seller shall be entitled to (i) any refunds or credits of or against any Taxes for which Seller is responsible and has paid under Section 7.1 and (ii) any refunds or credits to which Seller is entitled under Section 7.4(a) or Section 7.4(b). Purchaser shall be entitled to any refunds or credits of any member of the Commercial Air Group of or against any Taxes other than refunds or credits to which Seller is entitled pursuant to the foregoing sentence. Each Party shall pay, or cause its Affiliates to pay, to the Party entitled to a refund or credit of Taxes under this Section 7.4, the amount of such refund or credit (including any interest paid thereon and net of any Taxes to the Party receiving such refund or credit in respect of the receipt or accrual of such refund or credit) in readily available funds within fifteen (15) days of the actual receipt of the refund or credit or the application of such refund or credit against amounts otherwise payable.

7.5              Tax Contests.

(a)               If any taxing authority asserts a Tax Claim, then the Party to this Agreement first receiving notice of such Tax Claim promptly shall provide written notice thereof to the other Party or Parties to this Agreement; provided, however, that the failure of such Party to give such prompt notice shall not relieve the other Party of any of its obligations under this Article VII, except to the extent that the other Party is prejudiced by such failure. Such notice shall specify in reasonable detail the basis for such Tax Claim and shall include a copy of the relevant portion of any correspondence received from the taxing authority.

(b)               In the case of a Tax Proceeding of or with respect to any member of the Commercial Air Group involving a Tax Claim (other than a Tax Proceeding described in Section 7.5(c) with respect to which Seller has not made an election pursuant to the second sentence in Section 7.5(c)), Purchaser shall have the right and obligation to conduct, at its own expense, such Tax Proceeding; provided, however, that if the Tax Proceeding could be expected to give rise to a claim for indemnity against Seller (i) Purchaser shall provide Seller with a timely and reasonably detailed account of each stage of such Tax Proceeding, (ii) Purchaser shall consult with Seller before taking any significant action in connection with such Tax Proceeding, (iii) Purchaser shall consult with Seller and offer Seller an opportunity to comment before submitting any written materials prepared or furnished in connection with such Tax Proceeding, (iv) Purchaser shall defend such Tax Proceeding diligently and in good faith as if it were the only Party in interest in connection with such Tax Proceeding, (v) Seller shall be entitled to participate in such Tax Proceeding and attend any meetings or conferences with the relevant taxing authority, and (vi) Purchaser shall not settle, compromise or abandon any such Tax Proceeding without obtaining the prior written consent of Seller, which consent shall not be unreasonably withheld, conditioned or delayed.

(c)               Notwithstanding anything to the contrary in this Agreement, Seller shall have the exclusive right to control in all respects any Tax Proceeding with respect to (i) any Tax Return of any member of the Seller Group, (ii) any Tax Return of a consolidated, combined or unitary group that includes any member of the Seller Group (or any Combined Tax Return) or (iii) any Taxes for which Seller is fully or partially responsible under Section 7.1 including any Shared Restructuring Taxes). Upon written notice to Purchaser, Seller may elect to have Purchaser conduct any Tax Proceeding that Seller would otherwise be entitled to control under this Section 7.5(c). In the event that Seller elects to have Purchaser conduct a Tax Proceeding pursuant to the preceding sentence of this Section 7.5(c), Purchaser shall conduct such Tax Proceeding and the provisions of Section 7.5(b) shall apply with respect to such Tax Proceeding.

7.6              Cooperation and Exchange of Information.

(a)               Each Party shall, and shall cause its Affiliates to, provide to the other Party to this Agreement such cooperation, documentation and information as either of them reasonably may request in connection with (i) filing any Tax Return, amended Tax Return or claim for refund, (ii) determining a liability for Taxes or an indemnity obligation under this Article VII or a right to refund of Taxes, or (iii) conducting any Tax Proceeding, in each case relating to any Tax that the other party could be expected to be responsible for under this Agreement. Such cooperation and information shall include providing necessary powers of attorney, copies of all relevant portions of relevant Tax Returns, together with all relevant portions of relevant accompanying schedules and relevant work papers, relevant documents relating to rulings or other determinations by taxing authorities and relevant records concerning the ownership and Tax basis of property and other information, which any such Party may possess. Each Party shall make its employees reasonably available on a mutually convenient basis at its cost to provide an explanation of any documents or information so provided.

(b)               Notwithstanding anything to the contrary in this Agreement, each Party shall retain all Tax Returns, schedules and work papers, and all material records and other documents relating to Tax matters, of the relevant entities for their respective Tax periods ending on or prior to the Closing Date until six months after the expiration of the applicable statute of limitations (taking into account extensions). Thereafter, the Party holding such Tax Returns or other documents may dispose of them after offering the other Party reasonable notice and opportunity to take possession of such Tax Returns and other documents at such other Party’s own expense.

(c)               Within three (3) months of the Closing, Seller will make reasonable efforts to determine (A) the adjusted cost base to CIT Holdings Canada ULC (“CIT ULC”) of the units of CIT Funding LLC (“CIT LLC”) as of the Closing Date, for purposes of the Canadian Tax Act, and (B) the tax-free surplus balance of CIT LLC as of the Closing Date, within the meaning of subsection 5905(5.5) of the Income Tax Regulations (Canada), and will provide such amounts to Purchaser Sub within three (3) months after the Closing.

7.7              Tax Sharing Agreements. To the extent relating to the Commercial Air Group, Seller shall terminate or cause to be terminated, on or before the Closing Date, all Tax sharing agreements, Tax indemnity or similar arrangements (other than this Agreement), if any, to which any member of the Commercial Air Group, on the one hand, and any member of the Seller Group, on the other hand, are Parties, and neither Seller nor any of its respective Affiliates nor any member of the Commercial Air Group shall have any rights or obligations thereunder after the Closing.

7.8              Tax Treatment of Payments. Except to the extent otherwise required pursuant to a “determination” (within the meaning of Section 1313(a) of the Code or any similar provision of state, local or foreign Law), Seller and Purchaser shall (and shall cause their respective Affiliates to) treat any and all payments under this Article VII, Section 2.7, and Article X as an adjustment to the purchase price for Tax purposes.

7.9              Certain Tax Elections. Purchaser shall not make, and shall cause its Affiliates (including the members of the Commercial Air Group) not to make, any election with respect to any member of the Commercial Air Group (including any election pursuant to Treasury Regulation Section 301.7701-3), which election would be effective or have effect on or prior to the Closing Date without the prior consent of the Seller (such consent shall not be unreasonably withheld, conditioned or delayed).

7.10          Dutch Tax Ruling; Restructuring. After the date hereof, Seller and its Affiliates, in consultation with Purchaser (including, for the avoidance of doubt, consultation in respect of all submissions and discussions with the applicable taxing authority in the Netherlands in respect of the Dutch Tax Ruling (as defined below) and any related matters), shall use their reasonable best efforts to obtain a written Tax ruling from the applicable taxing authority in the Netherlands to the effect that (i) the existing share premium of Dutch BV can be converted into share capital of Dutch BV and (ii) after such conversion , the share capital of Dutch BV (including the converted share premium) when distributed as contemplated by step 11(b) of the Restructuring Plan will not be subject to withholding tax by the Netherlands (the rulings contemplated by the foregoing clauses (i) and (ii), the “Dutch Tax Ruling”). In the event that Seller is unable to obtain the Dutch Tax Ruling prior to Closing, absent mutual agreement to the contrary, the Parties agree that (i) the distribution contemplated by step 11(b) of the Restructuring Plan shall not be made, (ii) the proceeds from the sale of CIT ULC in step 11(a) of the Restructuring Plan shall remain at Dutch BV, (iii) the C2 Shares Purchase Price shall be increased by the amount of the Canadian Purchase Price and (iv) Purchaser shall make a timely Section 338(g) election with respect to the purchase of Dutch BV.

7.11          Transfer Taxes. Except with respect to any and all Transfer Taxes otherwise addressed in the definitions of Shared Restructuring Taxes, Seller Restructuring Taxes and Purchaser Restructuring Taxes, any and all applicable Transfer Taxes and notary fees shall be borne fifty percent (50%) by Purchaser and fifty percent (50%) by the Seller. The Party responsible under applicable Law for filing the Tax Returns with respect to such Transfer Taxes shall prepare and timely file such Tax Returns and promptly provide a copy of such Tax Return to the other Party. Seller and Purchaser shall, and shall cause their respective Affiliates to, cooperate to timely prepare and file any Tax Returns or other filings relating to such Transfer Taxes, including any claim for exemption or exclusion from the application or imposition of any Transfer Taxes, and shall reasonably cooperate to lawfully minimize any Transfer Taxes.

7.12          Timing of Payments. Any indemnity payment required to be made pursuant to this Article VII shall be made within ten (10) days after the Indemnified Party makes written demand upon the Indemnifying Party, but in no case earlier than five (5) days prior to the date on which the relevant Taxes or other amounts are required to be paid to the applicable taxing authority.

7.13          Survival; Tax Matters Coordination. The representations and warranties set forth in Section 3.13 and Section 5.24, the covenant contained in Section 5.22 and the indemnification obligations contained in this Article VII shall survive the Closing until the expiration of the applicable statutory periods of limitation. Notwithstanding anything to the contrary in this Agreement, (i) indemnification with respect to Taxes and the procedures relating thereto shall be governed exclusively by this Article VII and Section 10.2(b)(iv) and (ii) the provisions of Article X (other than Section 10.2(b)(iv), Section 10.6 and Section 10.7) shall not apply.

Article VIII

CONDITIONS TO OBLIGATIONS TO CLOSE

8.1              Conditions to Obligation of Each Party to Close. The respective obligations of each Party to effect the transactions contemplated by this Agreement shall be subject to the satisfaction or waiver at or prior to the Closing Date of the following conditions:

(a)               HSR Approval. The waiting period applicable to the transactions contemplated by this Agreement under the HSR Act, and any extensions thereof, shall have expired or early termination or approval shall have been granted.

(b)               Regulatory Approvals. All regulatory authorizations, consents, orders or approvals set forth on Sections 4.3(a), 4.3(b) and 4.3(c) of the Purchaser Disclosure Schedule shall have been obtained and shall remain in full force and effect and all statutory waiting periods in respect thereof shall have expired.

(c)               No Injunctions or Illegality. There shall not be in effect any Order or Law by a Governmental Entity restraining, enjoining, having the effect of making the transactions contemplated by this Agreement illegal or otherwise prohibiting the consummation of the transactions contemplated hereby.

(d)               Parent Shareholder Approval. The Parent Shareholder Approval shall have been obtained.

8.2              Conditions to Purchaser’s Obligation to Close. Purchaser’s obligation to effect the transactions contemplated by this Agreement shall be subject to the satisfaction or waiver on or prior to the Closing Date of all of the following conditions:

(a)               Representations and Warranties. (i) The representations and warranties of Seller set forth in Section 3.2(a) (Capitalization of the Members of the Commercial Air Group), Section 3.3 (Authority Relative to this Agreement) and Section 3.18 (Brokers) of this Agreement and the representations and warranties of Dutch BV set forth in Section 4(a) (Incorporation and Qualification), Section 4(b) (Corporate Authority; Execution and Binding Obligation) and Section 4(c) (Authorized and Issued Capital; Title to Purchased Shares) of the Canadian Purchase Agreement shall be true and correct in all but de minimis respects as of the date of this Agreement and as of the Closing Date as if made on and as of the Closing Date, and (ii) each of the other representations and warranties of Seller contained in this Agreement and of Dutch BV contained in the Canadian Purchase Agreement (without giving effect to any qualification as to “materiality” or “Material Adverse Effect” or similar qualifications therein) shall be true and correct as of the Closing Date as if made on and as of the Closing Date except (x) in each case of each of clauses (i) and (ii), representations and warranties that are made as of a specific date shall be tested only on and as of such date, and (y) in the case of clause (ii) only, where the failure of such representations and warranties to be true and correct (without giving regard to any materiality or “Material Adverse Effect” or similar qualifications therein) does not have, and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

(b)               Covenants and Agreements. The covenants and agreements of Seller to be performed on or before the Closing Date in accordance with this Agreement and the covenants and agreements of Dutch BV to be performed on or before the Closing Date in accordance with the Canadian Purchase Agreement, including without limitation the transactions contemplated in the Restructuring Plan, shall have been performed in all material respects.

(c)               Officer’s Certificate. Purchaser shall have received a certificate, dated as of the Closing Date and signed on behalf of Seller by an executive officer of Seller, stating that the conditions specified in Section 8.2(a) and Section 8.2(b) have been satisfied.

(d)               No Material Adverse Effect. Since the date hereof, there shall not have occurred and be continuing a Material Adverse Effect.

8.3              Conditions to Seller’s Obligation to Close. The obligations of Seller to effect the transactions contemplated by this Agreement shall be subject to the satisfaction or waiver on or prior to the Closing Date of all of the following conditions:

(a)               Representations and Warranties. The representations and warranties of Purchaser set forth in Section 4.2 (Authority Relative to this Agreement) and Section 4.7 (Broker’s Fees) of this Agreement and the representations and warranties of Purchaser Sub set forth in Section 5(b) (Corporate Authority; Execution and Binding Obligation) of the Canadian Purchase Agreement shall be true and correct in all but de minimis respects as of the date of this Agreement and as of the Closing Date as if made on and as of the Closing Date, and (ii) each of the other representations and warranties of Purchaser contained in this Agreement and of Purchaser Sub contained in the Canadian Purchase Agreement shall be true and correct in all respects as of the Closing Date as if made on and as of the Closing Date except (x) in each case of each of clauses (i) and (ii), representations and warranties that are made as of a specific date shall be tested only on and as of such date, and (y) in the case of clause (ii) only, where the failure of such representations and warranties to be true and correct (without giving regard to any materiality or similar qualifications set forth therein) would not reasonably be expected to have a material adverse effect on Purchaser’s ability to timely consummate the transactions contemplated hereby.

(b)               Covenants and Agreements. The covenants and agreements of Purchaser and Parent to be performed on or before the Closing Date in accordance with this Agreement and the covenants and agreements of Purchaser Sub to be performed on or before the Closing Date in accordance with the Canadian Purchase Agreement shall have been performed in all material respects.

(c)               Officer’s Certificate. Seller shall have received a certificate, dated as of the Closing Date and signed on behalf of Purchaser by an executive officer of Purchaser, stating that the conditions specified in Section 8.3(a) and Section 8.3(b) have been satisfied.

8.4              Frustration of Closing Conditions. Neither Seller nor Purchaser may rely on the failure of any condition set forth in Section 8.1, 8.2 or 8.3, as the case may be, if such failure was caused by such Party’s failure to comply with any provision of this Agreement.

Article IX

TERMINATION

9.1              Termination. This Agreement may be terminated at any time prior to the Closing:

(a)               by mutual written consent of Seller and Purchaser;

(b)               by either Seller or Purchaser, if:

(i)                 the Closing shall not have occurred on or before June 30, 2017 (the “Outside Date”); provided, however, that the right to terminate this Agreement under this Section 9.1(b)(i) shall not be available to any Party to this Agreement whose failure or whose Affiliate’s failure to perform any material covenant or obligation under this Agreement has been the cause of or has resulted in the failure of the transactions contemplated by this Agreement to occur on or before the Outside Date. The Parties acknowledge and agree that if on the fifth (5th) Business Day prior to the Outside Date the conditions set forth in Section 8.1(a) (HSR Approval) and Section 8.1(b) (Regulatory Approvals), are not satisfied, but all other conditions set forth in Article VIII shall have been satisfied or waived (excluding conditions that, by their terms, cannot be satisfied until the Closing, which conditions would be capable of being satisfied at such time), then either Seller or Purchaser (provided that it has complied in all material respects with its obligations under Section 5.3), may, by written notice delivered to the other party, extend the Outside Date to September 30, 2017 or

(ii)              any Governmental Entity of competent jurisdiction has (x) enacted, issued, promulgated, enforced or entered any Law or final, non-appealable Order which is in effect and prohibits or makes illegal the consummation of the transactions contemplated by this Agreement, or (y) denied the grant of a permit, authorization, consent, approval, expiration or termination required to satisfy a condition set forth in Section 8.1(a) or Section 8.1(b), and such denial shall have become final and non-appealable; provided, that the Party seeking to terminate this Agreement shall not have the right to terminate this Agreement pursuant to this Section 9.1(b)(ii) if such Party is then in material breach of any of its representations, warranties, covenants or other agreements in a manner that would cause a condition set forth in Section 8.2(a) or Section 8.2(b) not to be satisfied.

(c)               by Seller if Purchaser or Parent shall have breached or failed to perform in any material respect any of their respective representations, warranties, covenants or other agreements contained in this Agreement, and such breach or failure to perform (A) would give rise to the failure of a condition set forth in Section 8.3(a) or Section 8.3(b) and (B) (x) cannot be cured prior to the Outside Date or (y) has not been cured prior to the date that is thirty (30) days from the date that Purchaser is notified by Seller of such breach or failure to perform; provided that Seller shall not have the right to terminate this Agreement pursuant to this Section 9.1(c) if Seller is then in material breach of any of its representations, warranties, covenants or other agreements in a manner that would cause a condition set forth in Section 8.2(a) or Section 8.2(b) not to be satisfied;

(d)               by Purchaser if Seller shall have breached or failed to perform in any material respect any of its respective representations, warranties, covenants or other agreements contained in this Agreement, and such breach or failure to perform (A) would give rise to the failure of a condition set forth in Section 8.2(a) or Section 8.2(b) and (B) (x) cannot be cured prior to the Outside Date or (y) has not been cured prior to the date that is thirty (30) days from the date that Seller is notified by Purchaser of such breach or failure to perform; provided that Purchaser shall not have the right to terminate this Agreement pursuant to this Section 9.1(d) if Purchaser is then in material breach of any of its representations, warranties, covenants or other agreements in a manner that would cause a condition set forth in Section 8.3(a) or Section 8.3(b) not to be satisfied;

(e)               by Seller if (i) all the conditions set forth in Section 8.1 and Section 8.2 have been satisfied or waived (other than those conditions that, by their nature, can only be satisfied or waived at the Closing, but which would be capable of being satisfied if the Closing Date were the date of such termination), (ii) Seller confirms in writing that it stands ready, willing and able to consummate the Closing, and (iii) Purchaser fails to consummate the Closing by the date the Closing should have occurred pursuant to Section 2.3;

(f)                by Seller if the Parent Shareholder Approval is not obtained at the Parent Shareholder Meeting;

(g)               by Seller if the Escrow Agent has not received from Purchaser the Subsequent Deposit in full by 5:00 p.m. New York local time on the date that is three (3) Business Days following the Subsequent Deposit Date; or

(h)               by Purchaser if Seller is required to provide the 2016 Audited Financial Statements pursuant to Section 5.17(b) and fails to deliver them to Purchaser on or prior to April 21, 2017.

9.2              Notice of Termination. In the event of termination of this Agreement by either or both of Seller and Purchaser pursuant to Section 9.1, written notice of such termination shall be given by the terminating Party to the other Party to this Agreement.

9.3              Effect of Termination. In the event of termination of this Agreement by either or both of Seller and Purchaser pursuant to Section 9.1, this Agreement shall terminate and become void and have no effect, and there shall be no liability on the part of any Party to this Agreement, except as set forth in the Confidentiality Agreement, Ancillary Agreements and this Section 9.3; provided, however, that (a) the provisions of Section 5.2 (Confidentiality), the last sentence of Section 5.3(d) (Further Actions; Government Approvals), Section 5.6 (Public Announcements), Section 5.10 (Litigation Support), Section 9.4 (Reverse Termination Fee) and Article XI (General Provisions) shall survive any termination of this Agreement and nothing in this Agreement shall relieve either Party hereto from liability for failure to perform the obligations thereunder, and (b) nothing in this Agreement or the Canadian Purchase Agreement shall relieve either Party hereto from liability for any fraud or willful breach of this Agreement or the Canadian Purchase Agreement.

9.4              Reverse Termination Fee.

(a)               If this Agreement is validly terminated:

(i)                 by Seller pursuant to Section 9.1(c);

(ii)              by Seller pursuant to Section 9.1(e);

(iii)            by Seller pursuant to Section 9.1(f);

(iv)             by Seller pursuant to Section 9.1(g);

(v)               by Purchaser or Seller pursuant to Section 9.1(b)(i) at a time when all of the conditions set forth in Section 8.1(a) and Section 8.2 have been satisfied (other than those conditions that, by their nature, can only be satisfied or waived at the Closing, but which would be capable of being satisfied if the Closing Date were the date of such termination); or

(vi)             by Purchaser or Seller pursuant to (A) Section 9.1(b)(ii)(x) if the applicable Governmental Entity is a Chinese entity or the applicable Law or Order relates to any of the regulatory approvals set forth in Section 8.1(b) or (B) Section 9.1(b)(ii)(y) (other than with respect to approvals required for the satisfaction of the condition set forth in Section 8.1(a)).

(each of (i) through (vi), a “Specified Termination”) then (a) in each case of (i) through (vi), Purchaser shall instruct the Escrow Agent pursuant to and in accordance with the terms of the Escrow Agreement, to pay to Seller within two (2) Business Days of termination, to an account designated by Seller under the Escrow Agreement, in immediately available funds, (x) the Escrow Amount of $600,000,000, or (y) if such Specified Termination occurs prior to the Restructuring Phase I Completion Date, $500,000,000) (subclauses (x) or (y), as applicable, the “Reverse Termination Fee”) and (b) in the case of a Specified Termination pursuant to (iv),

Purchaser shall also pay any shortfall between the Reverse Termination Fee and the amount that has been deposited with the Escrow Agent, within two (2) Business Days of such termination.

(b)               Each Party acknowledges that the agreements contained in this Section 9.4 are an integral part of the transactions contemplated by this Agreement and that, without these agreements, the other Party would not enter into this Agreement. The Parties acknowledge that the Reverse Termination Fee shall not constitute a penalty but is liquidated damages, in a reasonable amount that will compensate Seller in the circumstances in which the Reverse Termination Fee is payable for the efforts and resources expended and opportunities foregone while negotiating this Agreement and in reliance on this Agreement and on the expectation of the consummation of the Sale, which amount would otherwise be impossible to calculate with precision. The Parties acknowledge that the right of Seller to receive the Reverse Termination Fee shall not limit or otherwise affect the Seller’s right to specific performance as provided in Section 11.13 or the Parties’ respective rights as set forth in Section 9.3. In no event, however, shall the Seller be entitled to receive both effective specific performance actually resulting in the Closing and the Reverse Termination Fee.

(c)               In any circumstance in which the Seller effects a Specified Termination and receives the Reverse Termination Fee in full pursuant to Section 9.4(a), except for the Seller Reimbursable Expenses and as provided in Section 9.5(a), Seller’s termination of this Agreement and receipt of the Reverse Termination Fee shall be the sole and exclusive remedy of Seller and its Affiliates against Purchaser, the Guarantor under the Guaranty, the parties to the Debt Commitment Letters, the other Debt Financing Sources and any of their respective, direct or indirect, former, current or future general or limited partners, managers, officers, directors, employees, representatives, agents, successors and assigns (“Purchaser Related Parties”) for any loss suffered as a result of any breach of any representation, warranty, covenant or agreement in this Agreement, the transactions contemplated hereby, the Guaranty or the Debt Commitment Letters, and upon such Specified Termination and receipt of the Reverse Termination Fee, none of the Purchaser Related Parties shall have any further liability or obligation relating to or arising out of this Agreement, the transactions contemplated hereby, the Guaranty, the Debt Commitment Letters, the Debt Financing or any Alternative Financing (except that the applicable Purchaser Related Parties shall remain obligated for, and Purchaser and its Subsidiaries may be entitled to remedies with respect to, any breach of the Confidentiality Agreement, whether in equity or at law, in contract, in tort or otherwise. For the avoidance of doubt, nothing in this Section 9.4(c) shall limit any remedies of Seller for specific performance under Section 11.13.

9.5              Release and Payment of Funds Upon Termination.

(a)               In the event of a Specified Termination, if Purchaser fails to pay (or cause to be paid) the amounts due to Seller pursuant to Section 9.4, including by failing to deliver joint written instructions to the Escrow Agent in accordance with the Escrow Agreement providing for the release of the Escrow Amount to Seller, and in order to obtain such funds Seller commences an action or proceeding in which it prevails, Purchaser shall pay, or cause to be paid, to Seller (A) all fees and expenses (including reasonable legal fees and expenses) of Seller and its Affiliates arising out of or relating to such action or proceeding and (B) interest from the date such payment was required to be made, at the Interest Rate, on such payment.

(b)               In the event of a termination of this Agreement that is not a Specified Termination, if Seller fails to deliver joint written instructions to the Escrow Agent in accordance with the Escrow Agreement providing for the release of the Escrow Amount to Purchaser, and in order to obtain such funds Purchaser commences an action or proceeding in which it prevails, Seller shall pay, or cause to be paid, to Purchaser (A) all fees and expenses (including reasonable legal fees and expenses) of Purchaser and its Affiliates arising out of or relating to such action or proceeding and (B) interest from the date such payment was required to be made, at the Interest Rate, on the Escrow Amount, less any interest or other income earned on the Escrow Amount pursuant to the Escrow Agreement.

9.6              Extension; Waiver. At any time prior to the Closing, either Seller or Purchaser may (a) extend the time for performance of any of the obligations or other acts of the other Party, (b) waive any inaccuracies in the representations and warranties of the other Party contained in this Agreement or in any document delivered pursuant to this Agreement (including the Canadian Purchase Agreement) or (c) waive compliance with any of the agreements or conditions of the other Party contained in this Agreement. Any such extension or waiver shall be valid only if set forth in an instrument in writing signed by the Party granting such extension or waiver.

Article X

INDEMNIFICATION

10.1          Survival of Representations, Warranties, Covenants and Agreements.

(a)               The representations and warranties of Seller contained in this Agreement shall survive the Closing until the date that is fifteen (15) months after the Closing Date; provided, however, that the representations and warranties made pursuant to Section 3.2(a) (Capitalization of the Members of the Commercial Air Group), Section 3.3 (Authority Relative to this Agreement), and Section 3.18 (Brokers), shall survive until the date that is the third (3rd) anniversary of the Closing Date. The representations and warranties of Dutch BV in the Canadian Purchase Agreement shall survive in accordance with the terms thereof. Written notice of a claim must be given by Purchaser to Seller in accordance with the provisions hereof prior to the expiration of the applicable representations and warranties.

(b)               The representations and warranties of Purchaser and Parent contained in this Agreement shall survive the Closing until the date that is fifteen (15) months after the Closing Date; provided, however, that the representations and warranties made pursuant to Section 4.2 (Authority Relative to this Agreement) and Section 4.7 (Broker’s Fees) shall survive until the date that is the third (3rd) anniversary of the Closing Date. The representations and warranties of Purchaser Sub in the Canadian Purchase Agreement shall survive in accordance with the terms thereof. Written notice of a claim must be given by Seller to Purchaser in accordance with the provisions hereof prior to the expiration of the applicable representations and warranties.

(c)               No covenant or agreement contained herein or in the Canadian Purchase Agreement that is to be performed on or prior to the Closing Date shall survive the Closing Date,

provided, however, any claims made with respect to a breach of such covenants may be brought for fifteen (15) months following the Closing Date. Any covenant and agreement to be performed, in whole or in part, after the Closing Date shall survive the Closing in accordance with its terms; provided, that for the avoidance of doubt, (x) the obligations of the Seller to indemnify the Purchaser Indemnified Parties pursuant to Section 10.2(a)(iii) and (y) the obligations of Purchaser, its Subsidiaries and the members of the Commercial Air Group to indemnify the Seller Indemnified Parties pursuant to Section 10.3(a)(iii) (subject to the limitations therein) and Section 10.3(a)(iv), shall in each case survive the Closing indefinitely.

10.2          Indemnification by Seller.

(a)               Subject to the provisions of this Article X and except with respect to indemnification for Taxes, effective as of and after the Closing Date, Seller shall indemnify, defend and hold harmless Purchaser and its Affiliates and their respective managers, officers, directors, employees, successors and assigns (collectively, the “Purchaser Indemnified Parties”), from and against any and all Losses actually incurred or suffered by any of the Purchaser Indemnified Parties, to the extent arising out of or relating to (i) any breach of any representation or warranty of Seller contained in Article III of this Agreement (except for Section 3.13 (Taxes)) or any breach of any representation or warranty of Dutch BV contained in the Canadian Purchase Agreement; (ii) any breach of any covenant or agreement of Seller contained in this Agreement or any breach of any covenant or agreement of Dutch BV in the Canadian Purchase Agreement; and (iii) any Retained Liabilities.

(b)               Notwithstanding any other provision to the contrary, Seller shall not be required to indemnify, defend or hold harmless any Purchaser Indemnified Party against, or reimburse any Purchaser Indemnified Party for, any Losses pursuant to Section 10.2(a)(i):

(i)                 to the extent such Losses were included in the calculation of the Adjusted Net Asset Amount or otherwise included in the calculation of the Post-Closing Adjustment;

(ii)              unless such claim individually or series of related claims involves Losses in excess of $250,000 (the “De Minimis Amount”), it being understood that if such Losses do not exceed the De Minimis Amount, such Losses shall not be applied to or considered for purposes of calculating the aggregate amount of the Purchaser Indemnified Parties’ Losses under this Section 10.2(b);

(iii)            until the aggregate amount of the Purchaser Indemnified Parties’ Losses under Section 10.2(a)(i) exceeds $20,000,000 (the “Deductible”), it being understood that if such Losses exceed the Deductible, Seller shall be obligated for only the Purchaser Indemnified Parties’ Losses under Section 10.2(a)(i) in excess of the Deductible; and

(iv)             for any Losses or Taxes under Section 10.2(a)(i) or Section 7.1 to the extent the aggregate amount of such Losses or Taxes exceed $300,000,000 (the “Cap”); provided that in respect of any claim involving Losses arising out of a breach of the representations and warranties made in Section 3.2(a) (Capitalization of the Members of the Commercial Air Group), Section 3.3 (Authority Relative to this Agreement) or Section 3.18 (Brokers) of this Agreement or Section 4(a) (Incorporation and Qualification), Section 4(b) (Corporate Authority; Execution and Binding Obligation) and Section 4(c) (Authorized and Issued Capital; Title to Purchased Shares) of the Canadian Purchase Agreement, the Deductible and the De Minimis Amount shall not apply and the Cap shall be equal to the Purchase Price.

10.3          Indemnification by Purchaser.

(a)               Subject to the provisions of this Article X and except with respect to indemnification for Taxes, effective at and after the Closing Date, Purchaser, its Subsidiaries and the members of the Commercial Air Group shall jointly and severally indemnify, defend and hold harmless Seller and its respective Affiliates, and its respective managers, officers, directors, employees, successors and assigns (collectively, the “Seller Indemnified Parties”), from and against any and all Losses actually incurred or suffered by any Seller Indemnified Party arising by reason of or resulting from (i) any breach of any representation or warranty of Purchaser contained in Article IV of this Agreement or any breach of any representation or warranty of Purchaser Sub contained in the Canadian Purchase Agreement; (ii) any breach of any covenant or agreement of Purchaser or Parent contained in this Agreement or any breach of any covenant or agreement of Purchaser Sub contained in the Canadian Purchase Agreement; (iii) any Liability arising out of or relating to the Business, any Assumed Plan, the employment or termination of employment of any Business Employees, or the occupation or use by the members of the Commercial Air Group of the Leased Real Property, whether such Liability arises before or after the Closing, except to the extent otherwise expressly set forth in this Agreement or to the extent arising out of a breach by Seller of a representation or warranty relating thereto in Article III or a related covenant or agreement herein; and (iv) any Liability other than Retained Liabilities allocated to or assumed by Purchaser or any member of the Commercial Air Group pursuant to Article VI.

(b)               Notwithstanding any other provision to the contrary, Purchaser shall not be required to indemnify, defend or hold harmless any Seller Indemnified Party against, or reimburse any Seller Indemnified Party for, any Losses pursuant to Section 10.3(a)(i):

(i)                 unless such claim individually or a series of related claims involves Losses in excess of the De Minimis Amount, it being understood that if such Losses do not exceed the De Minimis Amount, such Losses shall not be applied to or considered for purposes of calculating the aggregate amount of the Seller Indemnified Parties’ Losses under this Section 10.3(b);

(ii)              until the aggregate amount of the Seller Indemnified Parties’ Losses under Section 10.3(a)(i) exceeds the Deductible, it being understood that if such Losses exceed the Deductible, Purchaser shall be obligated for only the Seller Indemnified Parties’ Losses under Section 10.3(a)(i) in excess of the Deductible; and

(iii)            for any Losses of Purchaser under Section 10.3(a)(i) to the extent the aggregate amount of such Losses exceed the Cap; provided that in respect of any claim involving Losses arising out of a breach of the representations and warranties made in Section 4.2 (Authority Relative to this Agreement), Section 4.7 (Broker’s Fees) of this Agreement or Section 5(b) (Corporate Authority; Execution and Binding Obligation) of the Canadian Purchase Agreement, the Deductible and the De Minimis Amount shall not apply and the Cap shall be equal to the Purchase Price.

10.4          Indemnification Procedures.

(a)               A Person that may be entitled to be indemnified under this Agreement (the “Indemnified Party”) shall promptly notify the Party liable for such indemnification (the “Indemnifying Party”), in writing of any pending or threatened claim or demand that the Indemnified Party has determined has given or would reasonably be expected to give rise to a right of indemnification under such agreement (including a pending or threatened claim or demand asserted by a third party against the Indemnifying Party, such claim being a “Third Party Claim”), describing in reasonable detail the facts and circumstances with respect to the subject matter of such claim or demand; provided, however, that the failure to provide such notice shall not release the Indemnifying Party from any of its obligations under this Article X, except to the extent the Indemnifying Party is actually and materially prejudiced by such failure, it being agreed that notices for claims in respect of a breach of a representation, warranty, covenant or agreement describe in reasonable detail the facts and circumstances (to the extent known or reasonably ascertainable) with respect to the alleged breach and be delivered prior to the expiration of any applicable survival period specified in Section 10.1 for such representation, warranty, covenant or agreement, as applicable.

(b)               Upon receipt of a notice of a Third Party Claim for indemnity from an Indemnified Party pursuant to Section 10.2(a) or Section 10.3(a), the Indemnifying Party will be entitled, by notice to the Indemnified Party delivered within thirty (30) Business Days of the receipt of notice of such Third Party Claim, to assume the defense and control of such Third Party Claim (at the expense of such Indemnifying Party); provided that the Indemnifying Party shall allow the Indemnified Party a reasonable opportunity to participate in the defense of such Third Party Claim with its own counsel and at its own expense. If the Indemnifying Party does not assume the defense and control of any Third Party Claim pursuant to this Section 10.4(b), the Indemnified Party shall be entitled to assume and control such defense, but the Indemnifying Party may nonetheless participate in the defense of such Third Party Claim with its own counsel and at its own expense, provided, further, that the Indemnifying Party may not assume the defense of such Third Party Claim if such Third Party Claim has a reasonable likelihood of resulting in monetary damages that would substantially exceed the Cap pursuant to this Article X. Purchaser or Seller, as the case may be, shall, and shall cause each of their Affiliates and representatives to, reasonably cooperate with the Indemnifying Party in the defense of any Third Party Claim, including by furnishing books and records, information, personnel and witnesses, as appropriate for any defense of such Third Party Claim. If the Indemnifying Party has assumed the defense and control of a Third Party Claim, it shall be authorized to consent to a settlement of, or the entry of any judgment arising from, any Third Party Claim, in its sole discretion and without the consent of any Indemnified Party; provided that (i) such settlement or judgment does not involve (x) claims related to the second proviso of the first sentence of this Section 10.4(b) or (y) any injunctive relief binding on any of the Indemnified Parties or finding or admission of any violation of Law or admission of any wrongdoing by any Indemnified Party, (ii) the Indemnifying Party shall pay or cause to be paid all amounts in such settlement or judgment

(whether or not such Losses exceed the Deductible) and (iii) the Indemnifying Party shall obtain, as a condition of any settlement or other resolution, a complete and unconditional release of any Indemnified Party potentially affected by such Third Party Claim. No Indemnified Party will consent to the entry of any judgment or enter into any settlement or compromise with respect to a Third Party Claim without the prior written consent of the Indemnifying Party.

10.5          Exclusive Remedy and Release. Except with respect to (i) the matters covered by Section 2.4 through Section 2.7, (ii) any matter relating to Taxes, (iii) matters for which specific performance or other equitable remedies are available pursuant to Section 11.13 or (iv) fraud, Purchaser and Seller acknowledge and agree that, following the Closing, the indemnification provisions of Sections 10.2 and 10.3 shall be the sole and exclusive remedies of Seller and Purchaser, respectively, and their respective Affiliates, including the members of the Commercial Air Group, for any Losses (including any Losses from claims for breach of contract, warranty, tortious conduct (including negligence) or otherwise and whether predicated on common law, statute, strict liability, or otherwise) that each Party may at any time suffer or incur, or become subject to, as a result of, or in connection with the Sale or the other transactions contemplated hereby, including any breach of any representation or warranty in this Agreement or the Canadian Purchase Agreement by any Party, or any failure by any Party to perform or comply with any covenant or agreement that, by its terms, was to have been performed, or complied with, under this Agreement and the Ancillary Agreements.

10.6          Additional Indemnification Provisions. With respect to each indemnification obligation contained in this Article X, all Losses shall be net of any third-party insurance and indemnity proceeds that are actually recovered by the Indemnified Party in connection with the facts giving rise to the right of indemnification, net of the costs of recovery, of such third-party insurance or indemnity proceeds (it being agreed that if third-party insurance or indemnification proceeds in respect of such facts are recovered by the Indemnified Party subsequent to the Indemnifying Party’s making of an indemnification payment in satisfaction of its applicable indemnification obligation, such proceeds shall be promptly remitted to the Indemnifying Party to the extent of the indemnification payment made). Any indemnification payment made pursuant to this Agreement shall be reduced by the amount of any net Tax benefit actually realized by the Indemnified Party through a reduction in Taxes otherwise due as a result of the damages incurred or suffered by the Indemnified Party, calculated by computing the amount of Taxes of the Indemnified Party before and after inclusion of any Tax deductions attributable to such damages (treating such Tax deductions as the last items claimed). The Indemnified Party shall use, and cause its Affiliates to use, commercially reasonable efforts to seek full recovery under all insurance policies and indemnity provisions covering any Losses for which it is seeking indemnification hereunder, to the same extent as it would if such Loss were not subject to indemnification hereunder. For the avoidance of doubt, except with respect to the second sentence of Section 3.6, any inaccuracy in or breach of any provision in Article III and Article IV and any Losses incurred as a result thereof shall be determined without regard to any materiality, Material Adverse Effect or other similar qualification contained in and otherwise applicable to such provision for purposes of determining indemnification obligations and Losses contained in this Article X. Upon making any payment to the Indemnified Party for any indemnification claim pursuant to this Article X, the Indemnifying Party shall be subrogated to the extent of such payment and to the extent permitted by Law, to any rights which the Indemnified Party may have against any third parties with respect to the subject matter underlying such indemnification claim, and the Indemnified Party shall assign any such rights to the Indemnifying Party.

10.7          Limitation of Liability. In no event shall any Indemnifying Party have liability to any Indemnified Party for any (a) special, exemplary, punitive, or similar damages or (b) any indirect damages that are not reasonably foreseeable other than in each case such damages with respect to Third Party Claims to the extent such damages are paid. No Indemnified Party shall be entitled to recover from an Indemnifying Party more than once in respect of Losses resulting from a single or series of related claims. Any Liability for indemnification hereunder shall be determined without duplication of recovery by reason of state of facts giving rise to such Liability constituting a breach of more than one representation, warranty, covenant or agreement.

10.8          Mitigation. To the fullest extent required by applicable Law, each of the Parties agrees to use its commercially reasonable efforts to mitigate its respective Losses upon and after becoming aware of any event or condition that would reasonably be expected to give rise to any Losses that are indemnifiable hereunder.

Article XI

GENERAL PROVISIONS

11.1          Interpretation; Absence of Presumption.

(a)               It is understood and agreed that the specification of any dollar amount in the representations and warranties contained in this Agreement or the inclusion of any specific item in the Seller Disclosure Schedule or Purchaser Disclosure Schedule is not intended to imply that such amounts or higher or lower amounts, or the items so included or other items, are or are not material, and no Party shall use the fact of the setting of such amounts or the fact of the inclusion of any such item in the Seller Disclosure Schedule or Purchaser Disclosure Schedule in any dispute or controversy between the Parties as to whether any obligation, item or matter not described in this Agreement or included in the Seller Disclosure Schedule or Purchaser Disclosure Schedule is or is not material for purposes of this Agreement.

(b)               For the purposes of this Agreement, (i) words in the singular shall be held to include the plural and vice versa, and words of one gender shall be held to include the other gender as the context requires; (ii) references to the terms Article, Section, paragraph, Exhibit and Schedule are references to the Articles, Sections, paragraphs, Exhibits and Schedules to this Agreement unless otherwise specified; (iii) the terms “hereof,” “herein,” “hereby,” “hereto,” and derivative or similar words refer to this entire Agreement, including the Schedules and Exhibits hereto; (iv) all Exhibits and Schedules annexed hereto or referenced to herein are hereby incorporated and made a part of this Agreement as if set forth in full herein; (v) any capitalized terms used in any Exhibit or Schedule but not otherwise defined therein shall have the meaning as defined in this Agreement; (v) references to “$” shall mean U.S. dollars; (vi) the word “including” and words of similar import when used in this Agreement and the Ancillary Agreements shall mean “including without limitation,” unless otherwise specified; (vii) the word “or” shall not be exclusive; (viii) references to “written” or “in writing” include in electronic form; (ix) provisions shall apply, when appropriate, to successive events and transactions; (x) the headings contained in this Agreement and the Ancillary Agreements are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement and the Ancillary Agreements; (xi) Seller and Purchaser have each participated in the negotiation and drafting of this Agreement and the Ancillary Agreements and if an ambiguity or question of interpretation should arise, this Agreement and the Ancillary Agreements shall be construed as if drafted jointly by the parties thereto and no presumption or burden of proof shall arise favoring or burdening either Party by virtue of the authorship of any of the provisions in this Agreement or the Ancillary Agreements; (xii) a reference to any Person includes such Person’s successors and permitted assigns; (xiii) any reference to “days” means calendar days unless Business Days are expressly specified; (xiv) references to any statute shall be deemed to refer to such statute as amended through the date hereof and to any rules or regulations promulgated thereunder as amended through the date hereof; (xv) references to any Contract are to that Contract as amended, modified or supplemented from time to time in accordance with the terms hereof and thereof; (xvi) the word “extent” and the phrase “to the extent” shall mean the degree to which a subject or other thing extends, and such word or phrase shall not merely mean “if”; and (xvii) when calculating the period of time before which, within which or following which any act is to be done or step taken pursuant to this Agreement, the date that is the reference date in calculating such period shall be excluded.

(c)               Any disclosure with respect to a Section or schedule of this Agreement, including any Section of the Seller Disclosure Schedule or Purchaser Disclosure Schedule, shall be deemed to be disclosed for other Sections and schedules of this Agreement, including any Section of the Seller Disclosure Schedule or Purchaser Disclosure Schedule, only to the extent that the relevance of such disclosure to such other sections or schedules is reasonably apparent on the face of such disclosure.

11.2          Headings; Definitions. The section and article headings contained in this Agreement are inserted for convenience of reference only and will not affect the meaning or interpretation of this Agreement.

11.3          Governing Law; Jurisdiction and Forum; Waiver of Jury Trial; Arbitration.

(a)               This Agreement shall be governed by and construed and enforced in accordance with the laws of the State of Delaware, without regard to any choice or conflict of law provision or rule (whether of the State of Delaware or any other jurisdiction) that would cause the application of the laws of any jurisdiction other than the State of Delaware.

(b)

(i)                 Each Party irrevocably and unconditionally submits, for itself and its property, to the personal jurisdiction of the Court of Chancery of the State of Delaware, or in the event (but only in the event) that such court does not have subject matter jurisdiction over such Action, the United States District court for the District of Delaware (together with the Court of Chancery of the State of Delaware and the applicable appellate courts, the “Delaware Courts”), in any action or proceeding for preliminary or interim relief in aid of arbitration as provided in Section 11.3(c)(v) below, and each Party hereby irrevocably and unconditionally (i) agrees not to commence any such action or proceeding except in the Delaware Courts, (ii) agrees that any claim in respect of any such action or proceeding may be heard and determined in the Delaware Courts, (iii) waives, to the fullest extent it may legally and effectively do so, any objection that it may now or hereafter have to the laying of venue of any such action or proceeding in such courts and (iv) waives, to the fullest extent permitted by Law, the defense of an inconvenient forum to the maintenance of such action or proceeding in such courts. Each Party to this Agreement irrevocably consents to service of process inside or outside the territorial jurisdiction of the courts referred to in this Section 11.3(b)(i) in the manner provided for notices in Section 11.9. Nothing in this Agreement will affect the right of any Party to this Agreement to serve process in any other manner permitted by Law.

(ii)              Notwithstanding anything herein to the contrary, the Parties and the Commercial Air Group agree that any Action of any kind or nature, whether at law or equity, in contract, in tort or otherwise seeking relief against the Debt Financing Sources in connection with this Agreement or that may be based upon, arise out of or relate to the Debt Financing, any Alternative Financing, the Definitive Agreements or the Debt Commitment Letter (including the transactions contemplated thereby) shall be governed by and construed in accordance with the Laws of the State of New York, without giving effect to any choice of Law or conflict of Law provision or rule (whether of the State of New York or any other jurisdiction) that would cause the application of the law of any jurisdiction other than the State of New York.

(c)               The Parties hereby agree that in order to obtain prompt and expeditious resolution of all disputes arising out of or relating to this Agreement, including the existence, validity, interpretation or performance of this Agreement or the transactions contemplated by this Agreement (including, for the avoidance of doubt, any claim arising out of or related to the Parties’ relationship, rights, duties and obligations hereunder, whether based on contract, tort or statute, and the substantive or procedural arbitrability of any claim hereunder) (each, a “Dispute”), all Disputes shall be exclusively resolved by final and binding arbitration under the Delaware Rapid Arbitration Act (the “DRAA,” 10 Del. C. § 5801 et seq.) and the Delaware Rapid Arbitration Rules promulgated thereunder by the Supreme Court of the State of Delaware (“Rules”) in effect at the time of the date of delivery of the notice of arbitration, except as modified herein.

(i)                 The arbitral panel shall consist of three arbitrators (the “Tribunal”). The situs of the arbitration shall be the State of Delaware, although the evidentiary and other proceedings shall be conducted in New York (Manhattan), New York. The Tribunal may conduct proceedings in other locations if necessary for the taking of evidence. The language of the arbitration proceedings, and of the arbitral award, shall be the English language. The Parties agree that (A) the claimant(s) and respondent(s) shall each appoint one arbitrator within twenty (20) days of the date of delivery of the notice of arbitration; and (B) the two party-appointed arbitrators shall appoint the third arbitrator, who shall serve as the chair of the Tribunal, within twenty (20) days from the date of the appointment of the second arbitrator. Each member of the Tribunal must be a former judge of the Delaware Supreme Court and/or Delaware Court of Chancery; provided, that in the event a former Delaware judge is unavailable to serve as arbitrator for one or more of the positions on the Tribunal, then the Parties shall submit a petition for the appointment of one or more arbitrators (as needed to complete the three-member Tribunal) to the Court of Chancery of the State of Delaware under Section 5805 of the DRAA. Any arbitrator not timely appointed as provided in clause (A) or (B) of this Section 11.3(c)(i) shall be appointed by the Delaware Court of Chancery in accordance with Section 5805 of the DRAA. In the event that the Tribunal retains counsel in consultation with the parties hereto under Section 5806 of the DRAA, then such counsel shall be impartial and shall be knowledgeable about and experienced with the practice of law and have had at least fifteen (15) years of legal experience in the area of mergers and acquisitions or complex commercial transactions. Only the Court of Chancery of the State of Delaware shall have the power and authority to appoint a new arbitrator in the event any arbitrator becomes unable to continue as arbitrator for any reason.

(ii)              The arbitration shall be deemed commenced when the claimant(s) deliver a notice of arbitration to all of the respondents in the manner provided for notices in Section 11.9. The Parties agree that the preliminary conference shall be no later than ten (10) days after the constitution of the Tribunal. The Parties agree that any service or written communication (including, the answer, any reply or exchange of information) under the DRAA or the Rules shall be made in a manner provided by Section 11.9 of this Agreement, or as otherwise agreed by the Parties. In connection with any arbitration proceeding hereunder, the Tribunal shall allow reasonable requests for the production of documents relevant to the dispute and permit the taking of depositions limited to not more than five (5) persons on each side and for not more than six (6) hours in total for the deposition of each such person. Where reasonably necessary, depositions may be taken by videoconference or other telephonic means, or in the jurisdiction where a witness resides or regularly transacts business. The Tribunal may seek to compel the production of evidence from non-parties to the fullest extent permitted by applicable Law. The arbitration hearing shall be limited to one (1) day, if the Tribunal deems such limitation appropriate, and provided that the Tribunal, where it considers it appropriate in order to provide any party with a full and fair opportunity to be heard, may require a hearing be held over the course of more than one day, and shall be conducted as soon as reasonably practicable after the constitution of the Tribunal, as determined by the Tribunal.

(iii)            For the purposes of DRAA § 5808(b), and all other purposes, the Tribunal shall issue its final award as promptly as practicable, taking into account the nature of the claims and any other facts or circumstances the Tribunal deems relevant, but in no event later than ninety (90) calendar days after the close of the arbitration hearing. The Parties agree that the Tribunal may extend any deadline set forth in Section 11.3(c)(ii) and this Section 11.3(c)(iii) if, in its own discretion, more time is needed in light of the nature of the claims and the relevant facts and circumstances. The Tribunal is authorized to award monetary damages and to grant specific performance of this Agreement and other injunctive relief, including interim relief pending the final award. The Parties hereto shall bear their own costs incurred in connection with the arbitration and share equally the fees and expenses of the Tribunal and the costs of administration.

(iv)             The Parties agree that any arbitral panel constituted under the DRAA to resolve any dispute arising under or relating to the Canadian Purchase

Agreement, the Escrow Agreement or the Guaranty shall also have jurisdiction over each Party hereto, and may also resolve disputes arising under or relating to this Agreement. The Parties intend that the rights of all parties relating to the enforcement of this Agreement, the Canadian Purchase Agreement, the Escrow Agreement or the Guaranty shall be determined as quickly as possible, and no Party shall object to being named as a party to such a proceeding to resolve any Dispute. The Parties further consent and agree that any arbitral panel constituted under the DRAA to resolve a dispute arising under or relating to the Canadian Purchase Agreement, the Escrow Agreement or the Guaranty shall also have jurisdiction over each Party hereto, and may also resolve Disputes. The Parties further agree that in the event an arbitral proceeding under this Section 11.3(c) has been commenced, any dispute arising under or relating to the Canadian Purchase Agreement the Escrow Agreement or the Guaranty thereafter arising shall be consolidated with and into the arbitral proceeding already commenced hereunder; and that in the event an arbitral proceeding has been commenced as provided in the Canadian Purchase Agreement, the Escrow Agreement or the Guaranty, any Dispute thereafter arising shall be consolidated with and into the arbitral proceeding already commenced as provided in the Canadian Purchase Agreement, the Escrow Agreement or the Guaranty, such that all disputes arising under this Section 11.3(c), the Canadian Purchase Agreement, the Escrow Agreement or the Guaranty shall proceed in one consolidated arbitration; provided, however, an arbitral tribunal constituted under this Section 11.3(c) or the Canadian Purchase Agreement, the Escrow Agreement or the Guaranty shall, prior to consolidation of the arbitration proceeding, and after providing all interested parties the opportunity to comment on such consolidation, have the authority to order that consolidation shall not occur if it determines that (i) there are no common questions of law or fact in the arbitrations to be consolidated; (ii) the proceedings in the arbitration before it would be improperly delayed or disrupted, or a party would otherwise suffer undue prejudice, by consolidation; or (iii) consolidation would not be more efficient than separate arbitral proceedings. In order to give effect to consolidation as provided herein, the arbitral tribunal constituted under this Section 11.3(c) or the Canadian Purchase Agreement, the Escrow Agreement or the Guaranty shall have the authority to extend its deadline to hold a preliminary conference or render a final award as provided in Section 11.3(c)(ii) and Section 11.3(c)(iii), respectively. For the avoidance of doubt, the presumption shall be in favor of consolidation of all proceedings arising under this Agreement, the Canadian Purchase Agreement the Escrow Agreement or the Guaranty.

(v)               Nothing in this Section 11.3(c) shall prevent a Party from seeking provisional, interim or conservatory measures in aid of arbitration from the Court of Chancery of the State of Delaware at any time if any such Party believes in good faith that it will suffer irreparable injury before the Tribunal has been appointed or before the Tribunal has had time to render a final award. Any such request by a Party to the Court of Chancery of the State of Delaware for provisional, interim or conservatory measures shall not be deemed incompatible with the agreement to arbitrate in this Section 11.3(c), the DRAA or a waiver of the right to arbitrate.

(vi)             The arbitral award shall be final and non-appealable and not subject to challenge. Judgment upon the arbitral award may be entered by the Court of Chancery of the State of Delaware or the Superior Court of the State of Delaware in

accordance with the DRAA, and enforced in any court of competent jurisdiction. The Parties hereby agree to waive any claim that this agreement to arbitrate is not valid under the Laws of the U.S., any foreign country or any international agreement.

(vii)          For the avoidance of doubt, and in furtherance of Section 11.3(a) of this Agreement, the Parties hereby acknowledge and agree that any legal proceeding conducted under this Section 11.3(c) shall be governed by or construed under the laws of the State of Delaware, without regard to principles of conflict of laws and regardless of whether the laws of the State of Delaware govern the Parties’ other rights, remedies, liabilities, powers and duties.

11.4          Sovereign Immunity.

(a)               With respect to the liability and obligations of Purchaser or any of its Affiliates, with respect to themselves, their affiliates or their property, Purchaser:

(i)                 agrees that, for the purposes of the doctrine of sovereign immunity, the execution, delivery and performance by it of this Agreement constitutes private and commercial acts done for private and commercial purposes;

(ii)              agrees that, should any proceedings be brought against it, any of its Affiliates or any of its or its Affiliates’ assets in any jurisdiction in relation to this Agreement or any of the transactions contemplated hereby, Purchaser shall not be entitled to any immunity on the basis of sovereignty in respect of its obligations under this Agreement, and no immunity from such proceedings (including, without limitation, immunity from service of process from suit, from the jurisdiction of any court, from an order or injunction of such court or the enforcement of same against its assets) shall be claimed by or on behalf of Purchaser or with respect to its assets;

(iii)            waives, in any such proceedings, to the fullest extent permitted by law, any right of immunity which it, its Affiliates or any of its assets now has or may acquire in the future in any jurisdiction, and agrees to expressly make such waiver at the time of any such proceedings;

(iv)             consents generally in respect of the enforcement of any judgment or award against it or its Affiliates in any such proceedings to the giving of any relief or the issue of any process in any jurisdiction in connection with such proceedings (including, without limitation, pre-judgment attachment, post judgment attachment, the making, enforcement or execution against or in respect of any assets whatsoever irrespective of their use or intended use of any order or judgment that may be made or given in connection therewith); and

(v)               specifies that, for the purposes of this provision, “assets” shall be taken as excluding “premises of the mission” as defined in the Vienna Convention on Diplomatic Relations signed at Vienna, April 18, 1961, “consular premises” as defined in the Vienna Convention on Consular Relations signed in 1963, and military property or military assets or property of Purchaser or Guarantor or of any country.

11.5          Entire Agreement. This Agreement, together with the Ancillary Agreements and the Exhibits and Schedules hereto and thereto and the Confidentiality Agreement, constitutes the entire agreement between the Parties with respect to the subject matter of this Agreement and supersedes any prior discussion, correspondence, negotiation, proposed term sheet, agreement, understanding or arrangement, and there are no agreements, understandings, representations or warranties between the Parties other than those set forth or referred to in this Agreement.

11.6          No Third Party Beneficiaries. Except for Section 10.2, Section 10.3 and Section 11.16, which are intended to benefit, and to be enforceable by, the Parties specified therein, this Agreement, together with the Ancillary Agreements and the Exhibits and Schedules hereto and thereto, is not intended to confer in or on behalf of any Person not a party to this Agreement (and their successors and assigns) any rights, benefits, causes of action or remedies with respect to the subject matter or any provision hereof; provided that each of Seller and Purchaser may enforce any applicable indemnity or payment or reimbursement obligation set forth in this Agreement on behalf of its Affiliates. Notwithstanding the foregoing, each Debt Financing Source is an express third-party beneficiary of Section 11.3(b)(ii) (Governing Law; Jurisdiction and Forum; Waiver of Jury Trial; Arbitration), the last sentence of this Section 11.6 (No Third Party Beneficiaries) and the last sentence of Section 11.11 (Amendments and Waivers) and Section 11.16 (Non-Recourse).

11.7          Efforts. Subject to the terms and conditions of this Agreement, Seller and Purchaser will (i) use their respective reasonable best efforts to take, or cause to be taken, in good faith, all actions, and to do, or cause to be done, all things reasonably necessary under applicable Laws, so as to permit consummation of the transactions contemplated hereby on or before the Outside Date, to the extent reasonably possible, and each will cooperate fully with, and furnish information to, the other party to that end and (ii) not take, and shall cause their Affiliates not to take, any action that is intended to or which would reasonably be expected to prevent or materially delay or impede the consummation of the transactions contemplated herein

11.8          Expenses. Except as set forth in this Agreement, whether the transactions contemplated by this Agreement are consummated or not, all legal and other costs and expenses incurred in connection with this Agreement and the transactions contemplated by this Agreement shall be paid by the Party incurring such costs and expenses, including fees and expenses of agents, representatives, counsel and accountants employed by any such Party. Seller shall be responsible for the payment of: (i) the fees and expenses owed by the Commercial Air Group or Sellers to their investment bankers, attorneys, accountants and other professionals payable in connection with this Agreement; and (ii) any fees or expenses in the nature of prepayment penalties, or make-whole payments associated with the repayment of Commercial Air Group Indebtedness at or prior to Closing. If this Agreement is terminated, Purchaser shall promptly, but in no event more than five (5) Business Days following a written request by Seller, pay to Seller (or to an Affiliate designated by Seller) by wire transfer, to an account or accounts designated by Seller (or by such Affiliate): (x) the lesser of (A) $3,650,000 and (B) all out-of-pocket costs and expenses of the audit of the Audited Interim Financial Statements incurred up to and including the date of such termination, excluding internal expenses of the Seller related to the audit of the Audited Interim Financial Statements, and (y) the lesser of (I) $600,000 and (II) the amount of filing fees and payments to any Governmental Entity in order to obtain any consents, approvals or waivers pursuant to Section 5.3 incurred up to and including the date of such termination ((x) and (y) together, “Seller Reimbursable Expenses”). Notwithstanding anything to the contrary, if this Agreement expressly provides for Purchaser or any of its Affiliates to make a payment to the other Party in respect of any fees or expenses or to bear the cost of any fees or expenses, such expense or fee the fee shall be handled outside of the Adjusted Net Asset Amount and not reflected as a liability of the members of the Commercial Air Group therein.

11.9          Notices. All notices and other communications to be given to any Party hereunder shall be sufficiently given for all purposes hereunder if in writing and upon delivery if delivered by hand, one (1) Business Day after being sent by courier or overnight delivery service, three (3) Business Days after being mailed by certified or registered mail, return receipt requested, with appropriate postage prepaid, or when sent in the form of a facsimile and receipt confirmation is received, and shall be directed to the address or facsimile number set forth below (or at such other address or facsimile number as such Party shall designate by like notice):

(a)               If to Seller or Seller Parent:

CIT Group Inc.
11 W. 42nd Street
New York, New York 10036
Attention: Eric Mandelbaum, Deputy General Counsel
Fax No.: (212) 461-5402

with a copy to:

Wachtell, Lipton, Rosen & Katz
51 West 52nd Street
New York, New York 10019

Attention:	David C. Karp
Brandon C. Price

Fax No.: (212) 403-2000

(b)               If to Purchaser, Purchaser Direct Parent or Parent:

Avolon Holdings Limited
The Oval, Building 1

Shelbourne Road

Ballsbridge, Dublin 4 Ireland
Attention: Ed Riley
Fax No.: +353 (1) 231 5889

with a copy to:

Weil, Gotshal & Manges LLP
767 Fifth Avenue

New York, New York 10753
Attention: Douglas P. Warner, Esq.
Fax No.: (212) 310-8007

11.10      Successors and Assigns. This Agreement shall be binding upon and inure to the benefit of the Parties to this Agreement and their respective successors and assigns. No Party to this Agreement may directly or indirectly assign any or all of its rights or delegate any or all of its obligations under this Agreement without the express prior written consent of each other Party to this Agreement; provided, however, Purchaser may assign any or all of its rights (but not obligations) under this Agreement to any of its Affiliates (so long as they remain Affiliates) and may collaterally assign any or all of its rights (but not obligations) under this Agreement to any of the Debt Financing Sources in connection with the Debt Financing, in each case, without the prior written consent of Seller.

11.11      Amendments and Waivers. This Agreement may not be modified or amended except by an instrument or instruments in writing signed by the Party against whom enforcement of any such modification or amendment is sought. Either Party to this Agreement may, only by an instrument in writing, waive compliance by the other Party to this Agreement with any term or provision of this Agreement on the part of such other Party to this Agreement to be performed or complied with. The waiver by any Party to this Agreement of a breach of any term or provision of this Agreement shall not be construed as a waiver of any subsequent breach. In the event that any party seeks an amendment to or waiver of Section 11.3(b)(ii) (Governing Law; Jurisdiction and Forum; Waiver of Jury Trial; Arbitration), the last sentence of Section 11.6 (No Third Party Beneficiaries) and the last sentence of this Section 11.11 (Amendments and Waivers) and Section 11.16 (Non-Recourse) that directly relates to and is materially adverse to the Debt Financing Sources, the prior written consent of each of the Debt Financing Sources shall be required before any such amendment or waiver may become effective.

11.12      Severability. If any term, provision, covenant or restriction of this Agreement is held by a court of competent jurisdiction or other authority to be invalid, void or unenforceable, the remainder of the terms, provisions, covenants and restrictions of this Agreement shall remain in full force and effect and shall in no way be affected, impaired or invalidated so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any Party hereto. Upon such a determination, the Parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the Parties as closely as possible in a mutually acceptable manner in order that the transactions contemplated hereby be consummated as originally contemplated to the fullest extent possible.

11.13      Specific Performance. The Parties agree that irreparable damage, for which monetary damages (even if available) would not be an adequate remedy, would occur in the event that the Parties do not perform any provision of this Agreement in accordance with its specified terms or otherwise breach such provisions. Accordingly, the Parties acknowledge and agree that the Parties shall be entitled to an injunction, specific performance and other equitable relief to prevent breaches or threatened breaches of this Agreement and to enforce specifically the terms and provisions hereof, in addition to any other remedy to which they are entitled in Law or in equity. Each of the Parties agrees that it will not oppose the granting of an injunction, specific performance and other equitable relief on the basis that any other Party has an adequate remedy at Law or that any award of specific performance is not an appropriate remedy for any reason at Law or in equity. Any Party seeking an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement shall not be required to provide any bond or other security in connection with such order or injunction. The foregoing is in addition to any other remedy to which any Party is entitled at law, in equity or otherwise. The Parties further agree that nothing set forth in this Section 11.13 shall require any Party to institute any Action for (or limit any Party’s right to institute any Action for) specific performance under this Section 11.13 prior or as a condition to exercising any termination right under Article IX (and pursuing damages after such termination). The Parties agree that, notwithstanding anything herein to the contrary, Seller shall be entitled to specific performance (or any other equitable relief) to cause Purchaser to consummate the transactions contemplated hereby, including to draw down the Debt Financing under the Debt Commitment Letter (including any bridge financing or “flex” provisions thereunder) or Alternative Financing commitments obtained under Section 5.13, and to effect the Closing on the terms and subject to the conditions in this Agreement, only if: (i) if the Marketing Period has expired and all conditions in Section 8.1 and Section 8.2 have been satisfied as of the date on which the Closing would otherwise be required to occur (other than those conditions that, by their nature, can only be satisfied at the Closing (provided that such conditions would have been satisfied as of such date)), (ii) Purchaser fails to complete the Closing by the date the Closing would otherwise be required to have occurred pursuant to Section 2.3, (iii) the Debt Financing (or Alternative Financing in accordance with Section 5.13) has been funded, or is available to be funded to Purchaser at the Closing, and (iv) the Seller has irrevocably confirmed to Purchaser in writing that if the Debt Financing is funded, and Purchaser otherwise complies with its obligations hereunder, then the Seller is ready, willing and able to consummate the Closing pursuant to Section 2.3. For the avoidance of doubt, while Seller and Purchaser may pursue both a grant of specific performance as, and only to the extent, expressly permitted pursuant to this Section 11.13, and the payment of the Reverse Termination Fee, in no event shall Seller be entitled to receive both effective specific performance actually resulting in the Closing and the Reverse Termination Fee.

11.14      No Admission. Nothing herein shall be deemed an admission by Seller or any of its respective Affiliates, in any Action or proceeding involving a third party, that Seller or any of its respective Affiliates or any such third party is or is not in breach or violation of, or in default in, the performance or observance of any term or provisions of any contract.

11.15      Counterparts. This Agreement may be executed in one or more counterparts, and by the respective Parties in separate counterparts, each of which when executed shall be deemed to be an original but all of which taken together shall constitute one and the same agreement. Delivery of an executed counterpart of a signature page to this Agreement by facsimile shall be as effective as delivery of a manually executed counterpart of this Agreement.

11.16      Non-Recourse. Each Party agrees that all claims or causes of action (whether based on contract, equity, tort or any other theory) that may be based upon, arise out of or relate to this Agreement or the negotiation execution or performance of this Agreement may be made only against persons who are Parties to this Agreement (including for the avoidance of doubt, Purchaser Direct Parent, Seller Parent, and, with respect to claims arising out of or relating to Section 5.16 or Section 5.18, Parent) or parties to the Guaranty. No Person who is not a named party to this Agreement or the Guaranty shall have any liability (whether based on contract, equity, tort or any other theory that seeks to impose liability of an entity party against its owners, representatives, agents or Affiliates for any obligations or liabilities arising under, in connection with or related to or its negotiation or execution. The Parties waive and release all such liabilities, claims and obligations against any Person who is not a named party to this Agreement or the Guaranty; provided that nothing in this Section 11.16 shall affect the rights of any party hereto under the Ancillary Agreements which shall remain subject to the terms thereof. Notwithstanding anything to the contrary contained herein, the Seller agrees, on behalf of itself, its Subsidiaries and the Commercial Air Group, that none of the Debt Financing Sources shall have any liability or obligation to the Seller, any of its Subsidiaries or the Commercial Air Group relating to this Agreement or any of the transactions contemplated herein (including the Debt Financing or any Alternative Financing). This Section 11.16 is intended to benefit and may be enforced by the Debt Financing Sources and shall be binding on all successors and assigns of the Seller, its Subsidiaries and the Commercial Air Group.

11.17      Purchaser Direct Parent Guarantee.

(a)               The Purchaser Direct Parent, as primary obligor and not merely as surety, hereby absolutely, unconditionally and irrevocably guarantees the full and timely payment and performance of all Liabilities (including indemnities, fees and Liabilities in respect of equitable relief) of Purchaser incurred under, arising out of or in connection with this Agreement and the Ancillary Agreements, as from time to time amended, modified or supplemented in accordance with their terms (such Liabilities, the “Purchaser Direct Parent Guaranteed Obligations”). This is a guarantee of payment and performance, and not of collectability. The obligations of the Purchaser Direct Parent under this Section 11.17 are absolute and unconditional in respect of satisfying the Purchaser Direct Parent Guaranteed Obligations and shall be enforceable against the Purchaser Direct Parent to the same extent as if the Purchaser Direct Parent were the primary obligor (and not merely a surety) under this Agreement and the other Ancillary Agreements.

(b)               The Purchaser Direct Parent hereby waives as to itself promptness, diligence, notice of the acceptance of this guarantee and of the Purchaser Direct Parent Guaranteed Obligations, presentment, demand for payment, notice of non-performance, default, dishonor and protest, notice of any Purchaser Direct Parent Guaranteed Obligations incurred, all defenses which may be available by virtue of any valuation, stay, moratorium Law or other similar Law now or hereafter in effect, and all suretyship defenses (it being understood that nothing in this sentence shall be deemed a waiver by the Purchaser Direct Parent of the obligation of any other Party to deliver notice pursuant to the terms of this Agreement or the Ancillary Agreements). The Purchaser Direct Parent agrees that the Purchaser Direct Parent Guaranteed Obligations shall not be discharged except by complete performance or payment of the amounts payable under this Agreement or any Ancillary Agreement, as applicable, and that the obligations of the Purchaser Direct Parent hereunder shall not be released or discharged, in whole or in part, or otherwise affected by (i) the failure or delay on the part of Seller to assert any claim or demand or to enforce any right or remedy against Purchaser; (ii) any change in the time, place or manner of payment of any of the Purchaser Direct Parent Guaranteed Obligations or any waiver, compromise, consolidation or other amendment or modification of any of the terms or provisions of this Agreement or any Ancillary Agreement made in accordance with the terms thereof or any agreement evidencing, securing or otherwise executed in connection with any of the Purchaser Direct Parent Guaranteed Obligations; (iii) any change in the corporate existence, structure or ownership of the Purchaser Direct Parent, Purchaser or any other Person interested in the transactions contemplated by this Agreement or any Ancillary Agreement; or (iv) the adequacy of any other means Seller may have of obtaining payment related to any of the Purchaser Direct Parent Guaranteed Obligations, including pursuant to the Guaranty. If at any time payment under the Agreement or any Ancillary Agreement is rescinded or must be otherwise restored or returned by Seller for any reason whatsoever, including, without limitation, on account of a judicial, arbitral or administrative order relating to the Purchaser or Purchaser Direct Parent, the Purchaser Direct Parent’s obligations hereunder with respect to such payment shall be reinstated upon such restoration or return being made by Seller, all as though such payment had not been made. The Purchaser Direct Parent acknowledges that it will receive substantial direct and indirect benefits from the transactions contemplated by this Agreement and the Ancillary Agreements.

(c)               The Purchaser Direct Parent hereby expressly acknowledges and agrees to be bound by the following provisions of this Agreement: Section 5.16(b) (Parent Shareholder Notice), Section 11.1 (Interpretation; Absence of Presumption), Section 11.2 (Headings), Section 11.3 (Governing Law; Jurisdiction and Forum; Waiver of Jury Trial; Arbitration), Section 11.4 (Sovereign Immunity), Section 11.5 (Entire Agreement), Section 11.9 (Notices), Section 11.10 (Successors and Assigns), Section 11.11 (Amendments and Waivers), Section 11.12 (Severability), Section 11.15 (Counterparts), Section 11.16 (Non-Recourse) and Section 11.17 (Purchaser Direct Parent Guarantee).

11.18      Seller Parent Guarantee.

(a)               The Seller Parent, as primary obligor and not merely as surety, hereby absolutely, unconditionally and irrevocably guarantees the full and timely payment and performance of all Liabilities (including indemnities, fees and Liabilities in respect of equitable relief) of the Seller incurred under, arising out of or in connection with this Agreement and the Ancillary Agreements, as from time to time amended, modified or supplemented in accordance with their terms (such Liabilities, the “Seller Parent Guaranteed Obligations”). This is a guarantee of payment and performance, and not of collectability. The obligations of the Purchaser Direct Parent under this Section 11.18 are absolute and unconditional in respect of satisfying the Seller Parent Guaranteed Obligations and shall be enforceable against the Seller Parent to the same extent as if the Seller Parent were the primary obligor (and not merely a surety) under this Agreement and the other Ancillary Agreements.

(b)               The Seller Parent hereby waives as to itself promptness, diligence, notice of the acceptance of this guarantee and of the Seller Parent Guaranteed Obligations, presentment, demand for payment, notice of non-performance, default, dishonor and protest, notice of any Seller Parent Guaranteed Obligations incurred, all defenses which may be available by virtue of any valuation, stay, moratorium Law or other similar Law now or hereafter in effect, and all suretyship defenses (it being understood that nothing in this sentence shall be deemed a waiver by the Seller Parent of the obligation of any other Party to deliver notice pursuant to the terms of this Agreement or the Ancillary Agreements). The Seller Parent agrees that the Seller Parent Guaranteed Obligations shall not be discharged except by complete performance or payment of the amounts payable under this Agreement or any Ancillary Agreement, as applicable, and that the obligations of the Seller Parent hereunder shall not be released or discharged, in whole or in part, or otherwise affected by (i) the failure or delay on the part of Purchaser to assert any claim or demand or to enforce any right or remedy against the Seller; (ii) any change in the time, place or manner of payment of any of the Seller Parent Guaranteed Obligations or any waiver, compromise, consolidation or other amendment or modification of any of the terms or provisions of this Agreement or any Ancillary Agreement made in accordance with the terms thereof or any agreement evidencing, securing or otherwise executed in connection with any of the Seller Parent Guaranteed Obligations; (iii) any change in the corporate existence, structure or ownership of the Seller Parent, Seller or any other Person interested in the transactions contemplated by this Agreement or any Ancillary Agreement; or (iv) the adequacy of any other means Purchaser may have of obtaining payment related to any of the Seller Parent Guaranteed Obligations. If at any time payment under the Agreement or any Ancillary Agreement is rescinded or must be otherwise restored or returned by Purchaser for any reason whatsoever, including, without limitation, on account of a judicial, arbitral or administrative order relating to Seller or Seller Parent, the Seller Parent’s obligations hereunder with respect to such payment shall be reinstated upon such restoration or return being made by Purchaser, all as though such payment had not been made. The Seller Parent acknowledges that it will receive substantial direct and indirect benefits from the transactions contemplated by this Agreement and the Ancillary Agreements.

(c)               The Seller Parent hereby expressly acknowledges and agrees to be bound by the following provisions of this Agreement: Section 11.1 (Interpretation; Absence of Presumption), Section 11.2 (Headings), Section 11.3 (Governing Law; Jurisdiction and Forum; Waiver of Jury Trial; Arbitration), Section 11.4 (Sovereign Immunity), Section 11.5 (Entire Agreement), Section 11.9 (Notices), Section 11.10 (Successors and Assigns), Section 11.11 (Amendments and Waivers), Section 11.12 (Severability), Section 11.15 (Counterparts), Section 11.16 (Non-Recourse) and Section 11.18 (Seller Parent Guarantee).

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IN WITNESS WHEREOF, this Agreement has been signed by or on behalf of each of the parties as of the day first above written.

C.I.T. LEASING CORPORATION

By:	/s/ Kelley Morrell
Name: Kelley Morrell
Title: Executive Vice President

PARK AEROSPACE HOLDINGS LIMITED

By:	/s/ Ed Riley
Name: Ed Riley
Title: Authorised Signatory

Solely for purposes of Sections 5.16 and 5.18

BOHAI CAPITAL HOLDING CO., LTD.

By:	/s/ Jin Chuan
Name: Jin Chuan
Title: Chairman of the Board and Chief Executive Officer

Solely for purposes of Section 11.17 and the other sections referenced in Section 11.17(c)

AVOLON HOLDINGS LIMITED

By:	/s/ Andy Cronin
Name: Andy Cronin
Title: Chief Financial Officer

Solely for purposes of Section 11.18 and the other sections referenced in Section 11.18(c)

CIT GROUP INC.

By:	/s/ Kelley Morrell
Name: Kelley Morrell
Title: Executive Vice President